As filed with the Securities and Exchange Commission on January 26, 2001

                  Commission File Nos. 333-_____811-3199

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   Form N-4

            REGISTRATION STATEMENT UNDER

             THE SECURITIES ACT OF 1933                       [X]

            Pre-Effective Amendment No. _                     [_]

            Post-Effective Amendment No.  _                   [_]
                        And

            REGISTRATION STATEMENT UNDER
             THE INVESTMENT COMPANY ACT OF 1940               [_]

            Amendment No. 60                                  [X]


                   KILICO Variable Annuity Separate Account
                          (Exact Name of Registrant)

                        Kemper Investors Life Insurance
                                    Company

                          (Name of Insurance Company)

         1 Kemper Drive, Long Grove, Illinois                              60049
   (Address of Insurance Company's Principal Executive Offices)       (Zip Code)
    Insurance Company's Telephone Number, including Area Code:     (847)550-5500

                            Debra P. Rezabek, Esq.
                                1 Kemper Drive
                          Long Grove, Illinois 60049
                    (Name and Address of Agent for Service)

                                  Copies To:

---------------------------------------------------------------------------------------------------------------------------
                    Frank J. Julian, Esq.                                          Joan E. Boros, Esq.
                    --------------------                                           ------------------
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           Kemper Investors Life Insurance Company                   Jorden Burt Boros Cicchetti Berenson & Johnson
           ---------------------------------------                   ----------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                       1 Kemper Drive                                      1025 Thomas Jefferson Street, N.W.
                       --------------                                      ----------------------------------
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                 Long Grove, Illinois 60049                                            Suite 400E
                 --------------------------                                            ----------
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                                                                                 Washington, D.C. 20007
                                                                                 ----------------------
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     Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this filing.

    Calculation of Registration Fee under the Securities Act of 1933:

    Registrant is registering an indefinite number of securities under the Securities Act of 1933 pursuant to Investment Company Act Rule 24f-2.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
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                             CROSS-REFERENCE SHEET
                   KILICO VARIABLE ANNUITY SEPARATE ACCOUNT

                      Registration Statement on Form N-4

  N-4 Item No.                                                             Location in Prospectus
---------------                                                    -------------------------------------
Part A

  Item 1.          Cover Page                                      Cover Page
  Item 2.          Definitions                                     Definitions
  Item 3.          Synopsis                                        Summary; Summary of Expenses; Example
  Item 4.          Condensed Financial Information                 Not Applicable
  Item 5.          General Description of Registrant,
                   Depositor and Portfolio Companies               KILICO, the MVA Option, the Separate
                                                                   Account and the Funds; Voting Rights
  Item 6.          Deductions and Expenses                         Contract Charges and Expenses
  Item 7.          General Description of Variable Annuity
                   Contracts                                       The Contracts
  Item 8.          Annuity Period                                  The Annuity Period
  Item 9.          Death Benefit                                   The Annuity Period

  Item 10.         Purchases and Contract Value                    KILICO, the MVA Option, the Separate
                                                                   Account and the Funds; The Contracts
  Item 11.         Redemptions                                     The Contracts
  Item 12.         Taxes                                           Federal Income Taxes
  Item 13.         Legal Proceedings                               Legal Proceedings
  Item 14.         Table of Contents of the Statement
                   of Additional Information                       Table of Contents--Statement of
                                                                   Additional Information
Part B
  Item 14.         Cover Page                                      Cover Page
  Item 15.         Table of Contents                               Table of Contents
  Item 16.         General Information and History                 Not Applicable
  Item 17.         Services                                        Services to the Separate Account
  Item 18.         Purchase of Securities Being Offered            Not Applicable

  Item 19.         Underwriters                                    Services to the Separate Account
  Item 20.         Calculation of Performance Data                 Performance Information of
                                                                   Subaccounts
  Item 21.         Annuity Payments                                Not Applicable
  Item 22.         Financial Statements                            Financial Statements

Part C

  Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C to this Registration Statement.

                                PROSPECTUS FOR
                    KEMPER INVESTORS LIFE INSURANCE COMPANY


--------------------------------------------------------------------------------

                        INDIVIDUAL AND GROUP VARIABLE,
                        FIXED AND MARKET VALUE ADJUSTED
                          DEFERRED ANNUITY CONTRACTS

--------------------------------------------------------------------------------

                             ZURICH PREFERRED PLUS
                                   Issued By
                   KILICO VARIABLE ANNUITY SEPARATE ACCOUNT
                                      and
                    KEMPER INVESTORS LIFE INSURANCE COMPANY

This Prospectus describes Variable and Market Value Adjusted Deferred Annuity Contracts (the "Contract") offered by Kemper Investors Life Insurance Company ("we" or "KILICO"). The Contract is designed to provide annuity benefits for retirement which may or may not qualify for certain federal tax advantages or as nonqualified annuities. Depending on particular state requirements, the Contracts may be issued on a group or individual basis. Contracts issued on a group basis are represented by a certificate. Contracts issued on an individual basis are represented by an individual annuity contract. For purposes of this Prospectus, the term "Contract" refers both to certificates and to individual annuity contracts.

You may allocate purchase payments to one or more of the variable options or the Fixed Options, including the Fixed Option that is subject to a market value adjustment in states where a market value adjustment is authorized. The Contract currently offers twenty-seven investment options, each of which is a Subaccount of KILICO Variable Annuity Separate Account. Currently, you may choose among the following Portfolios:

                            Kemper Variable Series

    ---------------------------------------------------------------------
      . Kemper Money Market            . Kemper Growth
    ---------------------------------------------------------------------
      . Kemper Technology Growth       . Kemper Government Securities
    ---------------------------------------------------------------------
      . Kemper Total Return            . Kemper Small Cap Growth
    ---------------------------------------------------------------------
      . Kemper High Yield              . Kemper Investment Grade Bond
    ---------------------------------------------------------------------

        Scudder Variable Life Investment Fund ("VLIF") (Class A Shares)

                   -----------------------------------------
                     . Scudder VLIF Capital Growth
                   -----------------------------------------
                     . Scudder VLIF International
                   -----------------------------------------
                     . Scudder VLIF Bond
                   -----------------------------------------

                             The Alger American Fund

                      ----------------------------------
                        .  Alger American Growth
                      ----------------------------------
                        .  Alger American Small
                           Capitalization
                      ----------------------------------
                        .  Alger American MidCap Growth
                      ----------------------------------

                              Janus Aspen Series

    -----------------------------------------------------------------------
      .  Janus Aspen Growth               .  Janus Aspen Worldwide Growth
    -----------------------------------------------------------------------
      .  Janus Aspen Aggressive Growth    .  Janus Aspen Balanced
    -----------------------------------------------------------------------

               Fidelity Variable Insurance Products Fund ("VIP")
            Fidelity Variable Insurance Products Fund II ("VIP II")

--------------------------------------------------------------------------------
 . Fidelity VIP Equity-Income (Initial      . Fidelity VIP II Index 500 (Service
   Class Shares)                              Class 2 Shares)
--------------------------------------------------------------------------------
 . Fidelity VIP Growth (Initial Class       . Fidelity VIP II Contrafund/(R)/
   Shares) Class Shares)                      (Initial Class Shares)
--------------------------------------------------------------------------------

               American Century Variable Portfolios, Inc. ("VP")

  --------------------------------------------------------------------------
    .  American Century VP Income & Growth  . American Century VP Value
  --------------------------------------------------------------------------




                          J.P. Morgan Series Trust II

                          . J.P. Morgan Small Company

                             Warburg Pincus Trust

                    . Warburg Pincus Trust-Emerging Markets

              The Dreyfus Socially Responsible Growth Fund, Inc.


This is a bonus annuity. The expenses for a bonus annuity may be higher than for an annuity without a bonus. The amount of the bonus credit may be more than offset by additional fees and charges associated with the bonus.


The Contracts are not insured by the FDIC. They are obligations of the issuing insurance company and not a deposit of, or guaranteed by, any bank or savings institution and are subject to risks, including possible loss of principal.


This Prospectus contains important information about the Contracts that you should know before investing. You should read it before investing and keep it for future reference. We have filed a Statement of Additional Information ("SAI") with the Securities and Exchange Commission. The current SAI has the same date as this Prospectus and is incorporated by reference in this Prospectus. You may obtain a free copy by writing us or calling (888) 477-9700. A table of contents for the SAI appears on page 57. You may also find this prospectus and other information about the separate account and us required to be filed with the Securities and Exchange Commission ("SEC") at the SEC's web site at http://www.sec.gov.

The date of this prospectus is __________, 2001.


The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS
====================================================================================================================================
                                                                                                     Page
                                                                                                     ----
                  DEFINITIONS..............................................................            1
                  SUMMARY..................................................................            4
                  SUMMARY OF EXPENSES......................................................            6
                  KILICO, THE MVA OPTION, THE SEPARATE ACCOUNT AND THE FUNDS...............           16
                  FIXED ACCOUNT OPTION.....................................................           21
                  THE CONTRACTS............................................................           21
                  CONTRACT CHARGES AND EXPENSES............................................           28
                  THE ANNUITY PERIOD.......................................................           31
                  FEDERAL INCOME TAXES.....................................................           34
                  DISTRIBUTION OF CONTRACTS................................................           40
                  VOTING RIGHTS............................................................           40
                  REPORTS TO CONTRACT OWNERS AND INQUIRIES.................................           40
                  DOLLAR COST AVERAGING....................................................           40
                  SYSTEMATIC WITHDRAWAL PLAN...............................................           41
                  ASSET ALLOCATION SERVICE.................................................           41
                  EXPERTS..................................................................           42
                  LEGAL MATTERS............................................................           42
                  SPECIAL CONSIDERATIONS...................................................           42
                  AVAILABLE INFORMATION....................................................           42
                  BUSINESS.................................................................           43
                  PROPERTIES...............................................................           47
                  LEGAL PROCEEDINGS........................................................           48
                  SELECTED FINANCIAL DATA..................................................           49
                  SUPPLEMENT TO MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    FINANCIAL CONDITION AND RESULTS OF OPERATIONS INCLUDING
                    THREE MONTHS ENDED [MARCH 31, 2000]....................................           50
                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS..............................................           53
                  KILICO'S DIRECTORS AND EXECUTIVE OFFICERS................................           64
                  EXECUTIVE COMPENSATION...................................................           66
                  TABLE OF CONTENTS--STATEMENT OF ADDITIONAL INFORMATION...................           67
                  FINANCIAL STATEMENTS.....................................................           67
                  APPENDIX A ILLUSTRATION OF A MARKET VALUE ADJUSTMENT.....................           69
                  APPENDIX B KEMPER INVESTORS LIFE INSURANCE COMPANY DEFERRED
                    FIXED AND VARIABLE ANNUITY IRA, ROTH IRA AND SIMPLE IRA
                    DISCLOSURE STATEMENT...................................................           71

DEFINITIONS

The following terms as used in this Prospectus have the indicated meanings:

  Accumulated Guarantee Period Value -- The sum of your Guarantee Period Values.

  Accumulation Period -- The period between the Date of Issue of a Contract and the Annuity Date when you make premium payments to us.

  Accumulation Unit -- A unit of measurement used to determine the value of each Subaccount during the Accumulation Period.

  Allocation Option -- The twenty-seven (27) Subaccounts, the Fixed Account Options, including the MVA Option available under the Contract for allocation of Purchase Payments, or transfers of Contract Value during the Accumulation Period.

  Annuitant -- The person designated to receive or who is actually receiving annuity payments. Life annuity payments involving life contingencies depend upon the annuitant.

  Annuity Date -- The date on which annuity payments from us to the annuitant start.

  Annuity Option -- One of several forms in which annuity payments can be made.

  Annuity Period -- The period starting on the Annuity Date when we make annuity payments to the annuitant.

  Annuity Unit -- A unit of measurement used to determine the amount of Variable Annuity payments.

  Beneficiary -- The person you designate to receive any benefits under a Contract upon your death or upon the Annuitant's death prior to the Annuity Period.

  Company ("we", "us", "our", "KILICO") -- Kemper Investors Life Insurance Company. Our home office is located at 1 Kemper Drive, Long Grove, Illinois 60049.

  Contract -- A Variable, Fixed and Market Value Adjusted Deferred Annuity Contract offered on an individual or group basis. Contracts issued on a group basis are represented by a certificate. Contracts issued on an individual basis are represented by an individual annuity contract.

  Contract Value -- The sum of the values of your Accumulated Guarantee Period Value, Fixed Account Contract Value and Separate Account Value during the Accumulation Period.

  Contract Year -- Period between anniversaries of the Date of Issue of a Contract.

  Contribution Year -- Each Contract Year in which a Purchase Payment is made and each later year measured from the end of the Contract Year when the Purchase Payment was made.

  Date of Issue -- The date on which the first Contract Year commences.

  Debt -- The principal of any outstanding loan plus any accrued interest. Requests for loans must be made in writing to us.

  Fixed Account -- A portion of a Contract that is supported by the assets of our General Account. A Fixed Account provides for a guaranteed fixed rate of return on Contract Value allocated to a Fixed Account.

  Fixed Account Contract Value -- The value of your interest in the Fixed
  Account.

  Fixed Annuity -- An annuity where we guarantee the amount of each annuity payment.

  Fund or Funds -- Kemper Variable Series, Scudder Variable Life Investment Fund, The Alger American Fund, Janus Aspen Series, Fidelity Variable Insurance Products Fund, Fidelity Variable Insurance Products Fund II, American Century Variable Portfolios, Inc., J.P. Morgan Series Trust II, Warburg Pincus Trust and The Dreyfus Socially Responsible Growth Fund, Inc., including any Portfolios thereunder.

  General Account -- All our assets other than those allocated to any legally segregated separate account.

  Guaranteed Interest Rate -- The rate of interest we set for a given Guarantee Period or the Fixed Account.

  Guarantee Period -- The period of time for which a Guaranteed Interest Rate of an MVA Option is guaranteed. You may elect MVA Options having Guarantee Periods of from one to ten years.

  Guarantee Period Value -- The sum of:

     . your Purchase Payments allocated to an MVA Option or amounts you transfer to an MVA Option, plus

     . interest credited, minus

     . your withdrawals and transfers, plus or minus

     . any applicable Market Value Adjustment previously made.

  Market Adjusted Value -- A Guarantee Period Value adjusted by the market value adjustment formula.

  Market Value Adjustment -- An adjustment of values under a Guarantee Period in accordance with the market value adjustment formula. The adjustment reflects the change in the value of the Guarantee Period Value due to changes in interest rates since the date the Guarantee Period commenced. The adjustment is computed using the market value adjustment formula stated in the Contract.

  MVA Option -- A Fixed Account option to which Purchase Payments may be allocated or Contract Value transferred during the Accumulation Period..

  Non-Qualified Contract -- A Contract issued which does not receive favorable tax treatment under Section 401, 403, 408, 408A or 457 of the Internal Revenue Code, but is an annuity contract under Section 72 of the Internal Revenue Code.

  Owner ("you, your, yours") -- The person designated in the Contract as having the privileges of ownership defined in the Contract.

  Portfolio(s) -- The underlying portfolios in which the Subaccounts invest. Each Portfolio is an investment company registered with the SEC or a separate investment series of a registered investment company.

  Purchase Payments -- Premium amounts paid to us by you or on your behalf.

  Purchase Payment Bonus ("PPB") -- The amount by which we will increase your Purchase Payments on Purchase Payments made within the first 15 Contract Years.

  Qualified Contract -- A Contract issued in connection with a retirement plan which receives favorable tax treatment under Sections 401, 403, 408, 408A or 457 of the Internal Revenue Code.

  Separate Account -- The KILICO Variable Annuity Separate Account.

  Separate Account Contract Value -- The sum of your Subaccount Values.

  Subaccounts -- The twenty-seven subdivisions of the Separate Account, the assets of which consist solely of shares of the corresponding Portfolios.

  Subaccount Value -- The value of your allocations to a Subaccount.

  Valuation Date -- Each day when a Subaccount is valued. Subaccounts are normally valued every day the New York Stock Exchange is open for trading.

  Valuation Period -- The interval of time between two consecutive Valuation Dates.

  Variable Annuity -- An annuity with payments varying in amount in accordance with the investment experience of the Subaccount(s) you specify.

  Withdrawal Charge -- The "contingent deferred sales charge" assessed against certain withdrawals of Contract Value in the first eight Contribution Years or against certain annuitizations of Contract Value in the first eight Contribution Years.

  Withdrawal Value -- Contract Value minus Debt, any applicable premium tax, applicable market value adjustment and any Withdrawal Charge.

                                    SUMMARY

Because this is a summary; it does not contain all of the information that may be important. Read the entire Prospectus and Statement of Additional Information before deciding to invest.


It is important to remember that this Contract is a long-term investment. Consider your need to make withdrawals or terminate this Contract in the short-term as your expenses can outweigh the benefits of the Purchase Payment Bonus offered. We also offer variable annuity contracts that do not provide a Purchase Payment Bonus and, therefore, have lower fees. You should carefully consider whether or not this Contract is the best variable annuity for you. Generally, this Contract is most suited to those who intend to hold it for a relatively long time. We use a portion of the mortality and expense risk charges and the surrender charge to pay for the Purchase Payment Bonus.


After you have held the Contract for 15 Contract Years, the administration expenses will be decreased by 0.25%. In addition, we will waive Withdrawal Charges on Purchase Payments made after 15 Contract Years. However, after 15 Contract Years, additional Purchase Payments will not receive the Purchase Payment Bonus.

The Contracts provide for investment on a tax-deferred basis and annuity benefits. Both Non-Qualified and Qualified Contracts are described in this Prospectus.


The minimum initial Purchase Payment is $10,000 and, subject to certain exceptions, the minimum subsequent payment is $100.


This is a bonus Contract. This means your Contract Value may be increased by the Purchase Payment Bonus. The Purchase Payment Bonus is 4%. There are important limitations on this bonus. (See "Limitations on Your Purchase Payment Bonus," page 22.)


Variable accumulations and benefits are provided by crediting Purchase Payments and any Purchase Payment Bonus to one or more Subaccounts that you select. Each Subaccount invests in a corresponding Portfolio. (See "The Funds," page 17.)

Contract Value allocated to the Separate Account varies with the investment experience of the selected Subaccount(s).


We provide for fixed accumulation and benefits in the Fixed Account. Any portion of the Purchase Payment allocated to the Fixed Account is credited with interest daily at a rate we periodically declare that is not to be less than 3% annually. (See "Fixed Account Option," page 21.)


The investment risk under the Contract is borne by you, except to the extent that Contract Value is allocated to the Fixed Account and is guaranteed to earn at least 3% annually.

The MVA Options provide fixed-rate accumulations, each for a specified Guarantee Period. MVA Options are only available during the Accumulation Period. You may allocate amounts to one or more MVA Options. We may offer additional MVA Options with different Guarantee Periods at our discretion. For new Contracts, we may limit to 3 the number of MVA Options available. We credit a Guaranteed Interest Rate daily to amounts allocated to an MVA Option. Each Guaranteed Interest Rate is set at our discretion, but once set is guaranteed not to change for the duration of the Guarantee Period. At the end of a Guarantee Period, your money will be transferred to the money market subaccount unless you timely elect another MVA Option.


Transfers between Subaccounts are permitted before and after annuitization, subject to limitations. A transfer from a Guarantee Period is subject to a Market Value Adjustment. Restrictions apply to amounts transferred from the Fixed Account (See "Transfer During Accumulation Period" and "Transfer During Annuity Period," pages 25 and 33, respectively.)


The minimum withdrawal amount is $500 for the Subaccounts and Fixed Account and $5,000 for the MVA Options. A minimum $5,000 Contract Value plus Debt must remain after a withdrawal. If less than $5,000 Contract Value plus Debt remains after a partial withdrawal, we will terminate the Contract. If a partial withdrawal is made in connection with a 1035 exchange, direct transfer, or direct rollover, a $5,000 Contract Value plus Debt must also remain in the Contract after the transfer. If this withdrawal request would reduce the Contract Value to less than $5,000 Contract Value plus Debt, and you have not terminated your Contract, your partial withdrawal request will be limited so that the Contract Value remaining will be $5,000. No transfer, rollover, or 1035 exchange is permitted until the outstanding loan on your Contract is paid. Once the outstanding loan is paid, you may implement a transfer, rollover or 1035 exchange.

No sales charge is deducted from any Purchase Payment. You may withdraw up to 10% of the Contract Value less Debt in any Contract Year without assessment of a Withdrawal Charge. If you withdraw an amount in excess of 10% of the Contract Value less Debt in any Contract Year, the amount withdrawn in excess of 10% is subject to a contingent deferred sales charge (See "Withdrawal Charge," page 29.) The Withdrawal Charge starts at 8% in the first and second Contribution Years and reduces each subsequent Contribution Year. There are no Withdrawal Charges after eight Contribution Years (See "Withdrawal Charge," page 29.) The Withdrawal Charge also applies at the annuitization of Contract Value in the eighth Contribution Year or earlier, except as set forth under "Withdrawal Charge." Withdrawals will have tax consequences, which may include the amount of the withdrawal being subject to income tax and in some circumstances an additional 10% penalty tax. Withdrawals are permitted from Contracts issued in connection with Section 403(b) Qualified Plans only under limited circumstances. (See "Federal Income Taxes," page 34.)


You will forfeit your Purchase Payment Bonus on all Purchase Payments you withdraw during the first Contract Year.


A Market Value Adjustment also applies to any withdrawal, transfer or purchase of an annuity option from a Guarantee Period Value. The Market Value Adjustment does not apply during the "free look" period. Upon death, the Market Value Adjustment will only apply to the extent it increases the death benefit.

Contract charges include:

  . mortality and expense risk charges,

  . administration expenses,

  . records maintenance charge,

  . Withdrawal Charges,

  . applicable premium taxes, and

  . MIAA Expense (Optional)


(See "Summary of Expenses," page 6.) In addition, the Funds pay their investment advisers varying fees for investment advice and also incur other operational expenses. (See the Funds' prospectuses for such information.)


Automatic Asset Rebalancing and Dollar Cost Averaging are available to you. (See "Automatic Asset Rebalancing" and "Dollar Cost Averaging," pages 28 and 40, respectively.)


The Contract may be purchased as an Individual Retirement Annuity, Simplified Employee Pension --IRA, Traditional and Roth Individual Retirement Annuity, tax sheltered annuity, and as a nonqualified annuity. (See "Taxation of Annuities in General," page 34 and "Qualified Plans," page 37.)


You have the right within the "free look" period (generally ten days, subject to state variation) after receiving the Contact to cancel the Contract by delivering or mailing it to us. If you decide to return your Contract for a refund during the "free look" period, please also include a letter of instruction. Upon receipt by us, the Contract will be cancelled and amounts refunded. The amount of the refund depends on the state where issued; however, generally the refund is at least the Contract Value minus any Purchase Payment Bonus. (See "The Contracts," page 21.) In addition, a special "free look" period applies in some circumstances to Contracts issued as individual retirement annuities or as Roth Individual Retirement Annuities. If you return the Contract during the "free look" period, you will not receive the Purchase Payment Bonus.


You may elect, where available, to enter into a separate investment advisory agreement with our affiliate, PMG Asset Management, Inc. ("PMG"). PMG provides asset allocation services under PMG's Managed Investment Advisory Account ("MIAA"). MIAA allocates Contract Value among certain Subaccounts and the Fixed Account. (See "Asset Allocation Service," page 41.) The MIAA and applicable fees are described more fully in the disclosure statement provided by PMG. MIAA is not available in all states or through all distributors.

                              SUMMARY OF EXPENSES

Contract Owner Transaction Expenses

        Sales Load Imposed on Purchases (as a percentage of purchase payments)..........................................    None
        Contingent Deferred Sales Load (as a percentage of amount surrendered)*

                                        Contribution Year(1)
                                        --------------------
                                        First Year......................................................................    8%
                                        Second Year.....................................................................    8%
                                        Third Year......................................................................    7%
                                        Fourth Year.....................................................................    6%
                                        Fifth Year......................................................................    5%
                                        Sixth Year......................................................................    4%
                                        Seventh Year....................................................................    3%
                                        Eighth Year.....................................................................    2%
                                        Ninth Year and Following........................................................    0%
        Surrender Fees (in addition to Withdrawal Charge)...............................................................    None
         Surrenders and other withdrawals from the MVA Option are subject to a Market Value Adjustment. The Market Value
         Adjustment may increase or reduce the Guarantee Period Value.
        Transfer Fees (voluntary transfers in excess of 12 per year).....................................................   $10
        Maximum Quarterly Records Maintenance Charge.....................................................................   $7.50
          Under certain circumstances the quarterly Records Maintenance Charge may be reduced or waived. The quarterly Records Maintenance Charge will be $3.75 for Contracts with a Contract Value between $25,000 and
          $50,000 and will be waived for Contracts with a Contract Value exceeding $50,000 on the date of assessment.

          *We will waive this charge on Purchase Payments made after 15 Contact Years.

        MIAA Expenses
        MIAA Initial Set Up Fee (optional)...............................................................................   $30
        MIAA Expense (optional)..........................................................................................   0.50%**


       **Charged quarterly in arrears at the rate of .125% per quarter of Contract Value subject to the MIAA Expense, using an average daily weighted balance methodology. (See "Asset Allocation Service.")

Separate Account Annual Expenses (as a percentage of average daily account value)

        Mortality and Expense Risk......................................................................................    1.00%***
        Administration
          Current.......................................................................................................    0.50%
          Maximum.......................................................................................................    0.70%***
        Account Fees and Expenses.......................................................................................    0.00%
        Total Current Separate Account Annual Expense...................................................................    1.50%
        Total Maximum Separate Account Annual Expense...................................................................    1.70%


        ***After 15 Contract Years, the administration expenses will be decreased by 0.25%.

Fund Annual Expenses (After Fee Waivers and Expense Reductions) (To Be Updated By Amendment) (as percentage of each Portfolio's average net assets for the period ended December 31, 1999)

                                               Kemper                                                            Kemper     Scudder
                                  Kemper    Technology  Kemper                           Kemper       Kemper   Investment    VLIF
                                   Money      Growth     Total     Kemper     Kemper   Government    Small Cap    Grade     Capital
                                  Market       (2)(3)   Return   High Yield   Growth   Securities     Growth    Bond (4)    Growth
                                 --------  ----------  --------  ----------  -------- ------------  ---------- ----------  -------
Management Fees..............       .50%       .51%       .55%       .60%       .60%       .55%         .65%       .60%       .46%
Other Expenses...............       .04        .44%       .06        .07        .06        .08          .06        .05        .03
Rule 12b-1 Fees..............        --         --         --         --         --         --           --         --         --

Total Portfolio Annual
 Expenses....................       .54%       .95%       .61%       .67%       .66%       .63%         .71%       .65%       .49%
                                  =====      =====      =====      =====      =====      =====        =====      =====      =====

                                                                         Alger        Alger                   Janus        Janus
                                    Scudder     Scudder     Alger      American     American     Janus        Aspen        Aspen
                                     VLIF        VLIF     American       Small       MidCap      Aspen     Aggressive    Worldwide
                                 International    Bond     Growth   Capitalization   Growth   Growth (5)   Growth (5)   Growth (5)
                                 ------------- --------- ---------  --------------  --------  ----------   ----------   ----------
Management Fees..............        .85%          .48%      .75%        .85%          .80%       .65%         .65%         .65%
Other Expenses...............        .18           .09       .04         .05           .05        .02          .02          .05
Rule 12b-1 Fees..............         --            --        --          --            --         --           --           --

Total Portfolio Annual
 Expenses....................       1.03%          .57%      .79%        .90%          .85%       .67%         .67%         .70%
                                  ======        ======    ======      ======        ======     ======       ======       ======

                                               Fidelity                 Fidelity    Fidelity      Century
                                     Janus        VIP      Fidelity      VIP II      VIP II         VP       American    J.P. Morgan
                                     Aspen      Equity-       VIP         Index      Contra-     Income &   Century VP      Small
                                 Balanced (5) Income (6)  Growth (7)     500 (7)    Fund (7)      Growth       Value     Company (8)
                                 ------------ ----------  ----------    ---------   --------    ---------  -----------  ------------
Management Fees..............        .65%         .48%        .58%         .24%        .58%         .70%       1.00%         .60%
Other Expenses...............        .02          .09         .08          .11         .09          .00         .00          .55
Rule 12b-1 Fees..............         --           --          --          .25          --           --          --           --
Total Portfolio Annual
  Expenses...................        .67%         .57%        .66%         .60%        .67%         .70%       1.00%        1.15%
                                 =======      =======     =======       ======      ======      =======    ========     ========

                                   Warburg
                                   Pincus        Dreyfus
                                   Trust-       Socially
                                  Emerging     Responsible
                                 Markets (9)     Growth-
                                 ------------ ------------
Management Fees..............        0.00%        .75%
Other Expenses...............        1.40         .04
Rule 12b-1 Fees..............          --          --

Total Portfolio Annual
  Expenses...................        1.40%        .79%
                                 ========     =======

 * We reserve the right for new contracts to increase the administration charge up to a maximum of .70%. We currently do not charge the maximum.

(1) Up to 10% of the Contract Value, less Debt, may be withdrawn without assessment of any Withdrawal Charge during each Contract Year. Under certain circumstances, Withdrawal Charges may be reduced or waived (See "Withdrawal Charge.")

(2) Portfolios commenced operations on May 1, 1999. "Other Expenses" have been annualized.

(3) Pursuant to their respective agreements with Kemper Variable Series, the investment manager and the accounting agent have agreed, for the one year period commencing on May 1, 2000, to limit their respective fees and to reimburse other expenses to the extent necessary to limit total operating expenses of the Kemper Technology Growth Portfolio of Kemper Variable Series to the amount set forth in the table above. Without taking into effect this expense cap for the Kemper Technology Growth Portfolio of Kemper Variable
    Series: Management Fees would be .75%; Other Expenses are .44%; and Total Portfolio Annual Expenses are 1.19%.

(4) Pursuant to their respective agreements with Kemper Variable Series, the investment manager and the accounting agent have agreed, for the one year period commencing on May 1, 2000, to limit their respective fees and to reimburse other expenses to the extent necessary to limit total operating expenses of the Kemper Investment Grade Bond Portfolio to .80%. The amount set forth in the table above reflects actual expenses for the past fiscal year, which were lower than this expense limit.

(5) Expenses are based upon expenses for the fiscal year ended December 31, 1999, restated to reflect a reduction in the management fee for Janus Aspen Growth, Janus Aspen Aggressive Growth, Janus Aspen Worldwide Growth and Janus Aspen Balanced Portfolios. All expenses are shown without the effect of any expense offset arrangements.

(6) A portion of the brokerage commissions that certain Portfolios pay was used to reduce expenses. In addition, certain Portfolios have entered into arrangements with their custodian whereby credits realized as a result of uninvested cash balances were used to reduce a portion of Portfolio expenses. With these reductions, Management Fees, Other Expenses and Total Portfolio Annual Expenses would have been .48%, .08% and .56%, respectively, for the Fidelity VIP Equity-Income Portfolio, .58%, .07% and .65%, respectively, for the Fidelity VIP Growth Portfolio; and .58%, .07% and .65%, respectively, for the Fidelity VIP II Contrafund Portfolio.

(7) Fidelity VIP II Index 500 (Service Class 2 Shares) Portfolio's total annual expenses reflect Fidelity Management & Research Company's ("FMR") voluntary agreement to reimburse the class to the extent total operating expenses (excluding interest, taxes, securities lending costs, brokerage commissions and extraordinary expenses), as a percentage of average net assets, exceed a certain rate. FMR's voluntary agreement may be discontinued by FMR at any time. With this reimbursement, Management Fees, Other Expenses, Rule 12b-1 Fees and Total Portfolio Annual Expenses would have been .24%, .04%, .25% and .53%, respectively. Service Class 2 expenses are based on estimated expenses for the first year.

(8) Reflects an agreement by Morgan Guaranty Trust Company of New York to reimburse the Portfolio to the extent expenses exceed 1.15%. Absent fee waiver and expense reimbursement, total operating expenses would have been 2.57%.

(9) The expense figures shown are net of certain fee waivers or reductions from the Portfolio's investment adviser and/or its affiliates based on actual expenses for fiscal year ended December 31, 1999. Without such waivers, Management Fees, Other Expenses and Total Portfolio Annual Expenses for the Warburg Pincus Trust--Emerging Markets Portfolio would have been 1.25%, 1.88% and 3.13%, respectively. Fee waivers and expense reimbursements may be discontinued at any time.

                          [TO BE UPDATED BY AMENDMENT]

                                    EXAMPLE
Table 1a


If you surrender your Contract, you would pay the following expenses on a $1,000 investment, assuming:


 .    5% annual return on assets,
 .    the current .50% administration charge,
 .    you did not participate in the optional MIAA program, and
 .    the current level of fund expenses for all years shown.


                                        Subaccount                            1 year        3 years        5 years       10 years
                                ------------------------------------          ------        -------        -------       --------
                                Kemper Money Market
                                Kemper Technology Growth
                                Kemper Total Return
                                Kemper High Yield
                                Kemper Growth
                                Kemper Government Securities
                                Kemper Small Cap Growth
                                Kemper Investment Grade Bond
                                Scudder VLIF Capital Growth
                                Scudder VLIF International
                                Scudder VLIF Bond
                                Alger American Growth
                                Alger American Small Capitalization
                                Alger American MidCap Growth
                                Janus Aspen Growth
                                Janus Aspen Aggressive Growth
                                Janus Aspen Worldwide Growth
                                Janus Aspen Balanced
                                Fidelity VIP Equity-Income
                                Fidelity VIP Growth
                                Fidelity VIP II Index 500
                                Fidelity VIP II Contrafund
                                American Century VP Income & Growth
                                American Century VP Value
                                J.P. Morgan Small Company
                                Warburg Pincus Trust-Emerging Markets
                                Dreyfus Socially Responsible Growth


                                    EXAMPLE

Table 1b

If you do not surrender your Contract, you would pay the following expenses on a $1,000 investment, assuming:

 .    5% annual return on assets,
 .    the current .50% administration charge,
 .    you did not participate in the optional MIAA program, and
 .    the current level of fund expenses for all years shown.



                                        Subaccount                            1 year        3 years        5 years       10 years
                                ------------------------------------          ------        -------        -------       --------
                                Kemper Money Market
                                Kemper Technology Growth
                                Kemper Total Return
                                Kemper High Yield
                                Kemper Growth
                                Kemper Government Securities
                                Kemper Small Cap Growth
                                Kemper Investment Grade Bond
                                Scudder VLIF Capital Growth
                                Scudder VLIF International
                                Scudder VLIF Bond
                                Alger American Growth

                                Alger American Small Capitalization
                                Alger American MidCap Growth
                                Janus Aspen Growth
                                Janus Aspen Aggressive Growth
                                Janus Aspen Worldwide Growth
                                Janus Aspen Balanced
                                Fidelity VIP Equity-Income
                                Fidelity VIP Growth
                                Fidelity VIP II Index 500
                                Fidelity VIP II Contrafund
                                American Century VP Income & Growth
                                American Century VP Value
                                J.P. Morgan Small Company
                                Warburg Pincus Trust-Emerging Markets
                                Dreyfus Socially Responsible Growth





The purpose of the preceding tables is to assist you in understanding the various costs and expenses that an Owner in a Subaccount will bear directly or indirectly. The tables reflect expenses of both the Separate Account and the Fund but not the MVA Option. This table is limited to disclosure with regard to the variable portion of the Contracts. See "Contract Charges and Expenses" and "The MVA Option" for more information regarding the various costs and expenses. The examples should not be considered to be representations of past or future expenses and do not include the deduction of state premium taxes, which may be assessed before or upon annuitization. Actual expenses may be greater or less than those shown. The examples assume a 5% annual rate of return pursuant to requirements of the Securities and Exchange Commission. This hypothetical rate of return is not intended to be representative of past or future performance of any Subaccount. The Records Maintenance Charge is a single charge; it is not a separate charge for each Subaccount. In addition, the effect of the Records Maintenance Charge has been reflected by applying the percentage derived by dividing the total amounts of quarterly Records Maintenance Charge collected by the total net assets of all the Subaccounts in the Separate Account.

                         [TO BE UPDATED BY AMENDMENT]


                                    EXAMPLE

Table 2a

If you surrender your Contract, you would pay the following expenses on a $1,000 investment, assuming:

 .    5% annual return on assets,
 .    the maximum .70% administration charge (we reserve the right to charge),
 .    you did not participate in the optional MIAA program, and
 .    the current level of fund expenses for all years shown.

                         Subaccount                   1 year    3 years    5 years    10 years
             --------------------------------------  --------  ---------  ---------  ----------

             Kemper Money Market
             Kemper Technology Growth
             Kemper Total Return
             Kemper High Yield
             Kemper Growth
             Kemper Government Securities
             Kemper Small Cap Growth
             Kemper Investment Grade Bond
             Scudder VLIF Capital Growth
             Scudder VLIF International
             Scudder VLIF Bond
             Alger American Growth
             Alger American Small Capitalization
             Alger American MidCap Growth
             Janus Aspen Growth
             Janus Aspen Aggressive Growth
             Janus Aspen Worldwide Growth
             Janus Aspen Balanced
             Fidelity VIP Equity-Income
             Fidelity VIP Growth
             Fidelity VIP II Index 500
             Fidelity VIP II Contrafund
             American Century VP Income & Growth
             American Century VP Value
             J.P. Morgan Small Company
             Warburg Pincus Trust-Emerging Markets
             Dreyfus Socially Responsible Growth


                                    EXAMPLE
Table 2b

If you do not surrender your Contract, you would pay the following expenses on a $1,000 investment, assuming:

 .    5% annual return on assets,
 .    the maximum .70% administration charge (we reserve the right to charge),
 .    you did not participate in the optional MIAA program, and
 .    the current level of fund expenses for all years shown.


                   Subaccount                         1 year    3 years    5 years    10 years
             ----------------------------            --------  ---------  ---------  ----------

             Kemper Money Market
             Kemper Technology Growth
             Kemper Total Return
             Kemper High Yield
             Kemper Growth
             Kemper Government Securities
             Kemper Small Cap Growth
             Kemper Investment Grade Bond
             Scudder VLIF Capital Growth
             Scudder VLIF International
             Scudder VLIF Bond
             Alger American Growth

             Alger American Small Capitalization
             Alger American MidCap Growth
             Janus Aspen Aggressive Growth
             Janus Aspen Worldwide Growth
             Janus Aspen Balanced
             Fidelity VIP Equity-Income
             Fidelity VIP Growth
             Fidelity VIP II Index 500
             Fidelity VIP II Contrafund
             American Century VP Income & Growth
             American Century VP Value
             J.P. Morgan Small Company
             Warburg Pincus Trust-Emerging Markets
             Dreyfus Socially Responsible Growth

The purpose of the preceding tables is to assist you in understanding the various costs and expenses that an Owner in a Subaccount will bear directly or indirectly. The tables reflect expenses of both the Separate Account and the Fund but not the MVA Option. This table is limited to disclosure with regard to the variable portion of the Contracts. See "Contract Charges and Expenses" and "The MVA Option" for more information regarding the various costs and expenses. The examples should not be considered to be representations of past or future expenses and do not include the deduction of state premium taxes, which may be assessed before or upon annuitization. Actual expenses may be greater or less than those shown. The examples assume a 5% annual rate of return pursuant to requirements of the Securities and Exchange Commission. This hypothetical rate of return is not intended to be representative of past or future performance of any Subaccount. The Records Maintenance Charge is a single charge; it is not a separate charge for each Subaccount. In addition, the effect of the Records Maintenance Charge has been reflected by applying the percentage derived by dividing the total amounts of quarterly Records Maintenance Charge collected by the total net assets of all the Subaccounts in the Separate Account.

                          [TO BE UPDATED BY AMENDMENT]

                                    EXAMPLE

Table 3a

If you surrender your Contract, you would pay the following expenses on a $1,000 investment, assuming:

 .  5% annual return on assets,
 . the current .50% administration charge, . you did participate in the optional MIAA program with a ..50% MIAA Expense,
   and
 .  the current level of fund expenses for all years shown.


               Subaccount                               1 year   3 years  5 years   10 years
          --------------------------                    ------   -------  -------   --------
          Kemper Money Market
          Kemper Technology Growth
          Kemper Total Return
          Kemper High Yield
          Kemper Growth
          Kemper Government Securities
          Kemper Small Cap Growth
          Kemper Investment Grade Bond
          Scudder VLIF Capital Growth
          Scudder VLIF International
          Scudder VLIF Bond
          Alger American Growth
          Alger American Small Capitalization
          Alger American MidCap Growth
          Janus Aspen Growth
          Janus Aspen Aggressive Growth
          Janus Aspen Worldwide Growth
          Janus Aspen Balanced
          Fidelity VIP Equity-Income
          Fidelity VIP Growth
          Fidelity VIP II Index 500
          Fidelity VIP II Contrafund
          American Century VP Income & Growth
          American Century VP Value
          J.P. Morgan Small Company
          Warburg Pincus Trust-Emerging Markets
          Dreyfus Socially Responsible Growth


                                    EXAMPLE

Table 3b

If you do not surrender your Contract, you would pay the following expenses on a $1,000 investment, assuming:

 .  5% annual return on assets,
 . the current .50% administration charge, . you did participate in the optional MIAA program with a .50% MIAA Expense,
   and
 .  the current level of fund expenses for all years shown.

               Subaccount                               1 year   3 years  5 years   10 years
          -------------------------                     ------   -------  -------   --------
          Kemper Money Market
          Kemper Technology Growth
          Kemper Total Return
          Kemper High Yield
          Kemper Growth
          Kemper Government Securities
          Kemper Small Cap Growth
          Kemper Investment Grade Bond
          Scudder VLIF Capital Growth
          Scudder VLIF International
          Scudder VLIF Bond

          Alger American Growth
          Alger American Small Capitalization
          Alger American MidCap Growth
          Janus Aspen Growth
          Janus Aspen Aggressive Growth
          Janus Aspen Worldwide Growth
          Janus Aspen Balanced
          Fidelity VIP Equity-Income
          Fidelity VIP Growth
          Fidelity VIP II Index 500

          Fidelity VIP II Contrafund
          American Century VP Income & Growth
          American Century VP Value
          J.P. Morgan Small Company
          Warburg Pincus Trust-Emerging Markets
          Dreyfus Socially Responsible Growth



The purpose of the preceding table is to assist you in understanding the various costs and expenses that an Owner in a Subaccount will bear directly or indirectly. The table reflects expenses of the Separate Account, the Funds, and the Owner under the optional MIAA program. The Example should not be considered to be a representation of past or future expenses and does not include the deduction of state premium taxes, which may be assessed before or upon annuitization. Actual expenses may be greater or less than those shown. "Management Fees" and "Other Expenses" in the "SUMMARY OF EXPENSES" for the Funds have been provided by the Funds' investment managers or advisers and have not been independently verified. The Example assumes a 5% annual rate of return pursuant to requirements of the Securities and Exchange Commission. This hypothetical rate of return is not intended to be representative of past or future performance of any Subaccount. The Records Maintenance Charge is a single charge; it is not a separate charge for each Subaccount. In addition, the effect of the Records Maintenance Charge has been reflected in the Example by applying the percentage derived by dividing the total amounts of annual Records Maintenance Charge collected by the total net assets of all the Subaccounts in the Separate Account. The Example also assumes that all of the Contract Value in a particular Subaccount is in the MIAA program. See "Contract Charges and Expenses" for more information regarding the various costs and expenses.

                          [TO BE UPDATED BY AMENDMENT]

                                    EXAMPLE
Table 4a

If you surrender your Contract, you would pay the following expenses on a $1,000 investment, assuming:

 .    5% annual return on assets,
 .    the maximum .70% administration charge (we reserve the right to charge),
 .    you did participate in the optional MIAA program with a .50% MIAA Expense,
     and
 .    the current level of fund expenses for all years shown.

                   Subaccount                 1 year  3 years  5 years  10 years
            -------------------------         ------  -------  -------  --------

        Kemper Money Market
        Kemper Technology Growth
        Kemper Total Return
        Kemper High Yield
        Kemper Growth
        Kemper Government Securities
        Kemper Small Cap Growth
        Kemper Investment Grade Bond
        Scudder VLIF Capital Growth
        Scudder VLIF International
        Scudder VLIF Bond
        Alger American Growth
        Alger American Small Capitalization
        Alger American MidCap Growth
        Janus Aspen Growth
        Janus Aspen Aggressive Growth
        Janus Aspen Worldwide Growth
        Janus Aspen Balanced
        Fidelity VIP Equity-Income
        Fidelity VIP Growth
        Fidelity VIP II Index 500
        Fidelity VIP II Contrafund
        American Century VP Income & Growth
        American Century VP Value
        J.P. Morgan Small Company
        Warburg Pincus Trust-Emerging Markets
        Dreyfus Socially Responsible Growth

                                    EXAMPLE
Table 4b

If you do not surrender your Contract, you would pay the following expenses on a $1,000 investment, assuming:

 .    5% annual return on assets,
 .    the maximum .70% administration charge (we reserve the right to charge),
 .    you did participate in the optional MIAA program with as .50% MIAA Expense,
     and
 .    the current level of fund expenses for all years shown.

                   Subaccount                 1 year  3 years  5 years  10 years
            -------------------------         ------  -------  -------  --------

        Kemper Money Market
        Kemper Technology Growth
        Kemper Total Return
        Kemper High Yield
        Kemper Growth
        Kemper Government Securities
        Kemper Small Cap Growth
        Kemper Investment Grade Bond
        Scudder VLIF Capital Growth
        Scudder VLIF International
        Scudder VLIF Bond
        Alger American Growth

               Alger American Small Capitalization
               Alger American MidCap Growth
               Janus Aspen Growth
               Janus Aspen Aggressive Growth
               Janus Aspen Worldwide Growth
               Janus Aspen Balanced
               Fidelity VIP Equity-Income
               Fidelity VIP Growth
               Fidelity VIP II Index 500
               Fidelity VIP II Contrafund
               American Century VP Income & Growth
               American Century VP Value
               J.P. Morgan Small Company
               Warburg Pincus Trust-Emerging Markets
               Dreyfus Socially Responsible Growth


The purpose of the preceding table is to assist you in understanding the various costs and expenses that an Owner in a Subaccount will bear directly or indirectly. The table reflects expenses of the Separate Account, the Funds, and the Owner under the optional MIAA program. The Example should not be considered to be a representation of past or future expenses and does not include the deduction of state premium taxes, which may be assessed before or upon annuitization. Actual expenses may be greater or less than those shown. "Management Fees" and "Other Expenses" in the "SUMMARY OF EXPENSES" for the Funds have been provided by the Funds' investment managers or advisers and have not been independently verified. The Example assumes a 5% annual rate of return pursuant to requirements of the Securities and Exchange Commission. This hypothetical rate of return is not intended to be representative of past or future performance of any Subaccount. The Records Maintenance Charge is a single charge; it is not a separate charge for each Subaccount. In addition, the effect of the Records Maintenance Charge has been reflected in the Example by applying the percentage derived by dividing the total amounts of annual Records Maintenance Charge collected by the total net assets of all the Subaccounts in the Separate Account. The Example also assumes that all of the Contract Value in a particular Subaccount is in the MIAA program. See "Contract Charges and Expenses" for more information regarding the various costs and expenses.

          KILICO, THE MVA OPTION, THE SEPARATE ACCOUNT AND THE FUNDS

Kemper Investors Life Insurance Company


We were organized under the laws of the State of Illinois in 1947 as a stock life insurance company. Our offices are located at 1 Kemper Drive, Long Grove, Illinois 60049. We offer annuity and life insurance products and are admitted to do business in the District of Columbia and all states except New York. We are a wholly-owned subsidiary of Kemper Corporation, a nonoperating holding company. Kemper Corporation is a majority-owned (71.67 percent) subsidiary of Zurich Holding Company of America ("ZHCA"), which is a wholly-owned subsidiary of Zurich Insurance Company ("Zurich"). Zurich is a wholly-owned subsidiary of Zurich Group Holding ("ZGH"). ZGH is owned by Zurich Financial Services and Allied Zurich p.l.c., fifty-seven percent and forty-three percent, respectively.


The MVA Option


The MVA Option is a special form of Fixed Account Option distinguished by the Market Value Adjustment. You may allocate amounts in the Market Value Adjustment ("MVA") Option to one or more Guarantee Periods with durations of one to ten years during the Accumulation Period. The MVA Option is not available in all states. At our discretion, we may offer additional Guarantee Periods.

The amounts allocated to the MVA Option under the Contracts are invested under the state insurance laws regulating our General Account. Assets supporting the amounts allocated to Guarantee Periods are held in a "non-unitized" separate account. However, our General Account assets are available to fund benefits under the Contracts. A non-unitized separate account is a separate account in which you do not participate in the performance of the assets through unit values. There are no discrete units for this separate account. The assets of the non-unitized separate account are held as reserves for our guaranteed obligations. The assets of the separate account are not chargeable with liabilities arising out of the business conducted by any other separate account or out of any other business we may conduct.


State insurance laws concerning the nature and quality of investments regulate our General Account investments and any non-unitized separate account investments. These laws generally permit investment in federal, state and municipal obligations, preferred and common stocks, corporate bonds, real estate mortgages, real estate and certain other investments. (See "Management's Discussion and Analysis--INVESTMENTS" and "FINANCIAL STATEMENTS" for information on KILICO's investments.) Our affiliate, Zurich Scudder Investments, Inc. (formerly Scudder Kemper Investments, Inc.) ("ZSI"), manages our General Account.


We consider the return available on the instruments in which Contract proceeds are invested when establishing Guaranteed Interest Rates. This return is only one of many factors considered in establishing Guaranteed Interest Rates. (See "The Contracts -- Establishment of Guaranteed Interest Rates.")

Our investment strategy for the non-unitized separate account is generally to match Guarantee Period liabilities with assets, such as debt instruments. We expect to invest in debt instruments such as:

  . securities issued by the United States Government or its agencies or instrumentalities, which issues may or may not be guaranteed by the United States Government;

  . debt securities which have an investment grade, at the time of purchase, within the four (4) highest grades assigned by Moody's Investors Services, Inc. ("Moody's") (Aaa, Aa, A or Baa), Standard & Poor's Corporation ("Standard & Poor's") (AAA, AA, A or BBB), or any other nationally recognized rating service;

  . other debt instruments including issues of or guaranteed by banks or bank holding companies and corporations, which obligations, although not rated by Moody's or Standard & Poor's, are deemed by our management to have an investment quality comparable to securities which may be otherwise purchased; and

  . options and futures transactions on fixed income securities.

Our General Account at [December 31, 1999] included approximately 83.8 percent in U.S. Treasuries, investment grade corporate, foreign and municipal bonds, and commercial paper, 3.1 percent in below investment grade (high risk) bonds, 3.9 percent in mortgage loans and other real estate-related investments and 9.1 percent in all other investments. (See "Management's Discussion and Analysis-- INVESTMENTS.")

We are not obligated to invest the amounts allocated to the MVA Option according to any particular strategy, except as state insurance laws may require. (See "Management's Discussion and Analysis--INVESTMENTS.")

The Separate Account

We established the KILICO Variable Annuity Separate Account on May 29, 1981 pursuant to Illinois law as the KILICO Money Market Separate Account. KILICO Money Market Separate Account was initially registered with the Securities and Exchange Commission ("SEC") as an open-end, diversified management investment company. On November 2, 1989, contract owners approved a Reorganization under which the Separate Account was restructured as a unit investment trust. The SEC does not supervise the management, investment practices or policies of the Separate Account or KILICO.

Benefits provided under the Contracts are our obligations. Although the assets in the Separate Account are our property, they are held separately from our other assets and are not chargeable with liabilities arising out of any other business we may conduct. Income, capital gains and capital losses, whether or not realized, from the assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to the income, capital gains and capital losses arising out of any other business we may conduct.

Twenty-seven Subaccounts of the Separate Account are currently available. Each Subaccount invests exclusively in shares of one of the corresponding Portfolios. We may add or delete Subaccounts in the future.

The Separate Account purchases and redeems shares from the Funds at net asset value. We redeem shares of the Funds as necessary to provide benefits, to deduct Contract charges and to transfer assets from one Subaccount to another as you request. All dividends and capital gains distributions received by the Separate Account from a Portfolio are reinvested in that Portfolio at net asset value and retained as assets of the corresponding Subaccount.

The Separate Account's financial statements appear in the Statement of Additional Information.

The Funds

The Separate Account invests in shares of the following Funds:

  . Kemper Variable Series

  . Scudder Variable Life Investment Fund

  . The Alger American Fund

  . Janus Aspen Series

  . Fidelity Variable Insurance Products Fund

  . Fidelity Variable Insurance Products Fund II

  . American Century Variable Portfolios, Inc.

  . J.P. Morgan Series Trust II

  . Warburg Pincus Trust

  . The Dreyfus Socially Responsible Growth Fund, Inc.

The Funds provide investment vehicles for variable life insurance and variable annuity contracts. Shares of the Funds are sold only to insurance company separate accounts and qualified retirement plans. Shares of the Funds may be sold to separate accounts of other insurance companies, whether or not affiliated with us. It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts of companies unaffiliated with us, or for variable life insurance separate accounts, variable annuity separate accounts and qualified retirement plans to invest simultaneously in the Funds. Currently, we do not foresee disadvantages to variable life insurance owners, variable annuity owners or qualified retirement plans. The Funds monitor events for material conflicts between owners and determine what action, if any, should be taken. In addition, if we believe that the Funds' responses to any of those events insufficiently protects Owners, we will take appropriate action.

The Funds consist of separate Portfolios. The assets of each Portfolio are held separate from the assets of the other Portfolios, and each Portfolio has its own distinct investment objective and policies. Each Portfolio operates as a separate investment fund, and the investment performance of one Portfolio has no effect on the investment performance of any other Portfolio.

The twenty-seven Portfolios are summarized below:

Kemper Variable Series

Kemper Money Market Portfolio seeks maximum current income to the extent consistent with stability of principal from a portfolio of high quality money market instruments. The Portfolio seeks to maintain a net asset value of $1.00 per share but there is no assurance that the Portfolio will be able to do so.

Kemper Technology Growth Portfolio seeks growth of capital.

Kemper Total Return Portfolio seeks a high total return, a combination of income and capital appreciation, consistent with reasonable risk.

Kemper High Yield Portfolio seeks to provide a high level of current income.

Kemper Growth Portfolio seeks maximum appreciation of capital through diversification of investment securities having potential for capital appreciation.

Kemper Government Securities Portfolio seeks high current return consistent with preservation of capital.

Kemper Small Cap Growth Portfolio seeks maximum appreciation of investors' capital.

Kemper Investment Grade Bond Portfolio seeks high current income.

Scudder Variable Life Investment Fund (Class A Shares)

Scudder VLIF Capital Growth Portfolio seeks to maximize long-term capital growth through a broad and flexible investment program.

Scudder VLIF International Portfolio seeks long-term growth of capital primarily through diversified holdings of marketable foreign equity investments.

Scudder VLIF Bond Portfolio seeks to provide a high level of income consistent with a high quality portfolio of debt securities.

The Alger American Fund

Alger American Growth Portfolio seeks long-term capital appreciation.

Alger American Small Capitalization Portfolio seeks long-term capital appreciation.

Alger American MidCap Growth Portfolio seeks long-term capital appreciation.

Janus Aspen Series

Janus Aspen Growth Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital

Janus Aspen Aggressive Growth Portfolio seeks long-term growth of capital.

Janus Aspen Worldwide Growth Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital.

Janus Aspen Balanced Portfolio seeks long-term capital growth, consistent with preservation of capital and balanced by current income.

Fidelity Variable Insurance Products Fund

Fidelity VIP Equity-Income Portfolio (Initial Class Shares) seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund seeks a yield which exceeds the composite yield on the securities comprising the S&P 500.

Fidelity VIP Growth Portfolio (Initial Class Shares) seeks capital appreciation.

Fidelity Variable Insurance Products Fund II

Fidelity VIP II Index 500 Portfolio (Service Class 2 Shares) seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500.

Fidelity VIP II Contrafund Portfolio (Initial Class Shares) seeks long-term capital appreciation.

American Century Variable Portfolios, Inc.

American Century VP Income & Growth Portfolio seeks capital growth by investing in common stocks. Income is a secondary objective.

American Century VP Value Portfolio seeks long-term capital growth. Income is a secondary objective.

J.P. Morgan Series Trust II

J.P. Morgan Small Company Portfolio seeks to provide a high total return from a portfolio of small company stocks.

Warburg Pincus Trust

Warburg Pincus Trust-Emerging Markets Portfolio seeks long-term growth of capital by investing in equity securities of emerging markets.

The Dreyfus Socially Responsible Growth Fund, Inc.

The Fund's primary goal is to provide capital growth with current income as a secondary goal by investing in common stocks of companies which not only meet traditional investment standards, but also conduct their business in a manner that contributes to the enhancement of the quality of life in America.

The Portfolios may not achieve their stated objectives. More detailed information, including a description of risks involved in investing in the Portfolios, is found in the Funds' prospectuses accompanying this Prospectus, and Statements of Additional Information available from us upon request.


Zurich Scudder Investments, Inc., our affiliate, serves as investment manager for each of the available Portfolios of Kemper Variable Series and Scudder Variable Life Investment Fund. Fred Alger Management, Inc. serves as the investment adviser for the available Portfolios of The Alger American Fund. Janus Capital Corporation is the investment adviser for the four available Portfolios of the Janus Aspen Series. Fidelity Management & Research Company is the investment adviser for the available Portfolios of the Fidelity Variable Insurance Products Fund and Fidelity Variable Insurance Products Fund II. Bankers Trust Company, a wholly-owned subsidiary of Bankers Trust New York Corporation, serves as the sub-adviser to the Fidelity VIP II Index 500 Portfolio. American Century Investment Management, Inc. is the investment adviser for the two available Portfolios of the American Century Variable Portfolios, Inc. J.P. Morgan Investment Management, Inc. is the investment adviser for the J.P. Morgan Small Company Portfolio. Credit Suisse Asset Management, LLC is the investment adviser for the Warburg Pincus Trust-Emerging Markets Portfolio. The Dreyfus Corporation serves as the investment adviser, and NCM Capital Management Group, Inc. is the sub-adviser, for The Dreyfus

Socially Responsible Growth Fund, Inc. The investment advisers are paid fees for their services by the Funds they manage. We may receive compensation from the investment advisers of the Funds for services related to the Funds. Such compensation will be consistent with the services rendered or the cost savings resulting from the arrangement.

Change of Investments

We reserve the right to make additions to, deletions from, or substitutions for the shares held by the Separate Account or that the Separate Account may purchase. We reserve the right to eliminate the shares of any of the Portfolios and to substitute shares of another Portfolio or of another investment company, if the shares of a Portfolio are no longer available for investment, or if in our judgment further investment in any Portfolio becomes inappropriate in view of the purposes of the Separate Account. We will not substitute any shares attributable to any shares held by a Subaccount without prior notice and the SEC's prior approval, if required. The Separate Account may purchase other securities for other series or classes of policies, or may permit a conversion between series or classes of policies on the basis of requests made by Owners.

We may establish additional subaccounts of the Separate Account, each of which would invest in a new portfolio of the Funds, or in shares of another investment company. New subaccounts may be established when marketing needs or investment conditions warrant. New subaccounts may be made available to existing Owners as we determine. We may also eliminate or combine one or more subaccounts, transfer assets, or substitute one subaccount for another subaccount if marketing, tax, or investment conditions warrant. We will notify all Owners of these changes.

If we deem it to be in the best interests of persons having voting rights under the Contract, the Separate Account may be:

  . operated as a management company under the Investment Company Act of 1940 ("1940 Act");

  . deregistered under that Act in the event such registration is no longer required; or

  . combined with our other separate accounts.

To the extent permitted by law, we may transfer the assets of the Separate Account to another separate account or to the General Account.

Performance Information

The Separate Account may advertise several types of performance information for the Subaccounts. All Subaccounts may advertise standardized "average annual total return" and nonstandardized "total return." The Kemper High Yield Subaccount, Kemper Government Securities Subaccount and Kemper Investment Grade Bond Subaccount may also advertise "yield". The Kemper Money Market Subaccount may advertise "yield" and "effective yield." Each of these figures is based upon historical earnings and is not necessarily representative of Subaccount's future performance.

Standardized average annual total return and nonstandardized total return calculations measure a Subaccount's net income plus the effect of any realized or unrealized appreciation or depreciation of the Subaccount's underlying investments. Standardized average annual total return and nonstandardized total return will be quoted for periods of at least one year, three years, five years and ten years, if applicable. In addition, we will show standardized average annual total return and nonstandardized total return for the life of the Portfolio, meaning the time the underlying Portfolio has been in existence. Standardized average annual total return will be current to the most recent calendar quarter. Nonstandardized total return will be current to most recent calendar month. Standardized average annual total return figures are annualized and, therefore, represent the average annual percentage change in the value of a Subaccount investment over the applicable period. Nonstandardized total return may include annualized and nonannualized (cumulative) figures. Standardized and nonstandardized performance will also show the effect of contingent deferred sales loads.

Yield is a measure of the net dividend and interest income earned over a specific one month or 30-day period (seven-day period for the Kemper Money Market Subaccount) expressed as a percentage of the value of the Subaccount's Accumulation Units. Yield is an annualized figure, which means that it is assumed that the Subaccount generates the same level of net income over a one year period, compounded on a semi-annual basis. The effective yield for the Kemper Money Market Subaccount is calculated similarly, but includes the effect of assumed compounding calculated under rules prescribed by the SEC. The Kemper Money Market Subaccount's effective yield will be slightly higher than its yield due to this compounding effect.

The Subaccounts' performance figures and Accumulation Unit values fluctuate. The standardized performance figures reflect the deduction of all expenses and fees, including a prorated portion of the Records Maintenance Charge. The nonstandardized performance figures reflect the deduction of all expenses and fees, excluding a prorated portion of the Records Maintenance Charge.

The Subaccounts may be compared to relevant indices and performance data from independent sources, including the Dow Jones Industrial Average, the Standard & Poor's 500 Stock Index, the Consumer Price Index, the CDA Certificate of Deposit Index, the Salomon Brothers High Grade Corporate Bond Index, the Lehman Brothers Government/Corporate Bond Index, the Merrill Lynch Government/Corporate Master Index, the Lehman Brothers Long Government/Corporate Bond Index, the Lehman Brothers Government/Corporate 1-3 Year Bond Index, the Standard & Poor's Midcap 400 Index, the NASDAQ Composite Index, the Russell 2000 Index and the Morgan Stanley Capital International Europe, Australia, Far East Index. Please note the differences and similarities between the investments which a Subaccount may purchase and the investments measured by the indexes. In particular, the comparative information with regard to the indexes will not reflect the deduction of any Contract charges or portfolio expenses. In addition, certificates of deposit may offer fixed or variable yields and principal is guaranteed and may be insured. The Subaccounts are not insured and the value of their units will fluctuate.

From time to time, the Separate Account may quote information from publications such as Morningstar, Inc., The Wall Street Journal, Money Magazine, Forbes, Barron's, Fortune, The Chicago Tribune, USA Today, Institutional Investor, National Underwriter, Selling Life Insurance, Broker World, Registered Representative, Investment Advisor and VARDS.

Additional information concerning a Subaccount's performance is provided in the Statement of Additional Information.


                              FIXED ACCOUNT OPTION


Amounts allocated or transferred to the Fixed Account are part of our General Account, supporting insurance and annuity obligations. Interests in the Fixed Account are not registered under the Securities Act of 1933 ("1933 Act"), and the Fixed Account is not registered as an investment company under the 1940 Act. Accordingly, nether the Fixed Account or the interests therein generally are subject to the provisions of the 1933 or 1940 Acts. We have been advised that the staff of the SEC has not reviewed the disclosures in this Prospectus relating to the Fixed Account. Disclosures regarding the Fixed Account, however, may be subject to the general provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.


Under the Fixed Account Option, we pay a fixed interest rate for stated periods. This Prospectus describes only the aspects of the Contract involving the Separate Account, unless we refer to fixed accumulation and annuity elements.



We guarantee that payments allocated to the Fixed Account earn a minimum fixed annual interest rate of 3%. At our discretion, we may credit interest in excess of 3%. We reserve the right to change the amount of excess interest credited. We also reserve the right to declare different rates of excess interest depending upon when amounts are allocated or transferred to the Fixed Account. As a result, amounts at any time may be credited with a different rate of excess interest than the rate previously credited to such amounts and to amounts allocated or transferred at any other designated time.


                                 THE CONTRACTS

A.  General Information.

The minimum initial Purchase Payment is $10,000 and the minimum subsequent payment is $100. Purchase Payments in excess of $1,000,000 per Contract Year require our prior approval.


Generally, a bonus contract has higher expenses than a similar annuity without a bonus credit. You should consider the expenses along with the features and enhancements to be sure a bonus annuity meets your financial needs and goals.
In certain circumstances you might be worse off due to a bonus credit. For example, if you terminated within one year, you would lose any bonus and pay higher contract and surrender charges.

We may, at any time, amend the Contract in accordance with changes in the law, including applicable tax laws, regulations or rulings, and for other purposes.

You may examine a Contract and return it for a refund during the "free look" period. The length of the free look period depends upon the state in which the Contract is issued. However, it will be at least 10 days from the date you receive the Contract. The amount of the refund depends on the state in which the Contract is issued. Generally, it will be an amount at least equal to the Separate Account Contract Value plus the amounts of purchase payments in the Guarantee Periods and the Fixed Account on the date we receive the returned Contract, without any deduction for Records Maintenance Charges. If you return the Contract during the free look period you will not receive the Purchase Payment Bonus. Some states require the return of the Purchase Payment. In addition, a special free look period applies in some circumstances to Contracts issued as Individual Retirement Annuities, Simplified Employee Pensions--IRAs or as Roth Individual Retirement Annuities.

During the Accumulation Period, you may change a Beneficiary at any time by signing our form. No Beneficiary change is binding on us until we receive it. We assume no responsibility for the validity of a Beneficiary change.

Amounts payable during the Annuity Period may not be assigned. In addition, to the extent permitted by law, annuity payments are not subject to levy, attachment or other judicial process for the payment of the payee's debts or obligations.

You designate the Beneficiary. If you or the Annuitant dies, and no designated Beneficiary or contingent beneficiary is alive at that time, we will pay you or the Annuitant's estate.

Under a Qualified Contract, the provisions of the applicable plan may prohibit a change of Beneficiary. Generally, an interest in a Qualified Contract may not be assigned.


B.  Purchase Payment Bonus.


This is a bonus contract. This means that your Purchase Payments may be increased by the Purchase Payment Bonus ("PPB") prior to your allocation selection. It is important to remember that this contract is a long-term investment. Consider your need to make withdrawals from or terminate this Contract in the short-term as your expenses can outweigh the benefits of the PPB offered.


We also offer variable annuity contracts that do not provide a PPB and, therefore, have lower fees. You should carefully consider whether or not the Contract is the best variable annuity for you. Generally this Contract is most suited for those who intend to hold it for a relatively long time. We use a portion of the mortality and expense risk charges and the surrender charge to pay for the PPB.


The PPB is 4%. The PPB offered at contract issue is guaranteed for as long as you own the Contract. No PPB is applied after 15 Contract Years. The PPB is not considered to be "investment in the contract" for income tax purposes. (See "Federal Income Taxes.")


C.  Limitations on Your Purchase Payment Bonus.


There are important limitations on your PPB.  These limitations are:


  . You will not receive the PPB if you return the Contract during the free look period. We assume all investment risk on the forfeited PPB.


  . You will not receive the PPB if you withdraw Purchase Payments or terminate the Contract in the first Contract Year. We assume all investment risk on the forfeited PPB and no Withdrawal Charges are assessed on the forfeited PPB.


  . You will not receive the PPB if at the time a Purchase Payment is made, the sum of partial withdrawals and loans made exceeds the sum of Purchase Payments and loan repayments you made to the Contract.


  . You will not receive any additional PPB after the Contract's 15/th/ Contract Year.


D.  Application of Purchase Payments.


You allocate your Purchase Payments to the MVA Option(s), the Subaccount(s) and/or the Fixed Account. Your PPB will be allocated ratably pursuant to your initial Purchase Payment allocation. Each Purchase Payment allocated to a Subaccount purchases a number of Accumulation Units, determined by the Accumulation Unit Value as computed after we receive the Purchase Payment. Generally, we determine the value of an Accumulation Unit by 3:00 p.m. Central time on each day that the New York Stock Exchange is open for trading. Purchase Payments allocated to the MVA Option(s) or to the Fixed Account begin earning interest one day after we receive them.

However, with respect to initial Purchase Payments, the amount is credited no later than 2 business days after the application for the Contract is complete. After the initial purchase, we determine the number of Accumulation Units credited by dividing the Purchase Payment allocated to a Subaccount by the Subaccount's Accumulation Unit value, as computed after we receive the Purchase Payment.


The number of Accumulation Units will not change due to investment experience. Accumulation Unit value varies to reflect the investment experience of the Subaccount and the assessment of charges against the Subaccount, other than the Records Maintenance Charge. The number of Accumulation Units, Fixed Account Contract Value and Accumulated Guarantee Period Value is reduced when the Records Maintenance Charge is assessed.

If we are not provided with information sufficient to establish a Contract or to properly credit the initial Purchase Payment, we will promptly request the necessary information. If the requested information is not furnished within 5 business days after we receive the initial Purchase Payment, or if we determine that we cannot issue the Contract within the five 5 day period, we will return the initial Purchase Payment to you, unless you consent to our retaining the Purchase Payment until the application is completed.


E.  Accumulation Unit Value.

Each Subaccount has an Accumulation Unit value. When Purchase Payments or other amounts are allocated to a Subaccount, the number of units credited is based on the Subaccount's Accumulation Unit value at the end of the current Valuation Period. When amounts are transferred out of or deducted from a Subaccount, units are canceled in a similar manner.

The Accumulation Unit value for each subsequent Valuation Period is the investment experience factor for that Valuation Period times the Accumulation Unit value for the preceding Valuation Period. Each Valuation Period has a single Accumulation Unit value which applies to each day in the Valuation Period.

Each Subaccount has its own investment experience factor. The investment experience of the Separate Account is calculated by applying the investment experience factor to the Accumulation Unit value in each Subaccount during a Valuation Period.

The investment experience factor of a Subaccount for any Valuation Period is determined by the following formula:


  (a/b) - c, where:


  (a)  is the net result of:


    . the net asset value per share of the investment held in the Subaccount determined at the end of the current Valuation Period; plus


    . the per share amount of any dividend or capital gain distributions made by the investments held in the Subaccount, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus


    . a charge or credit for any taxes reserved for the current Valuation Period which we determine have resulted from the investment operations of the Subaccount;

  (b) is the net asset value per share of the investment held in the Subaccount determined at the end of the preceding Valuation Period;

  (c) is the factor representing the mortality and expense risk and administration charges.


F.  Guarantee Periods of the MVA Option.

You may allocate Purchase Payments or transfer Contract Value to one or more Guarantee Periods with durations of one to ten years. Each MVA Option has a Guaranteed Interest Rate which will not change during the Guarantee Period. Interest is credited daily at the effective annual rate. The minimum Purchase Payment is $5,000 per MVA Option per allocation.

The following example illustrates how we credit Guarantee Period interest.

               EXAMPLE OF GUARANTEED INTEREST RATE ACCUMULATION

                      Contract Value:                       $40,000
                      Guarantee Period:                     5 Years
                      Guaranteed Interest Rate:             4.0% Effective Annual Rate



                                      Interest Credited         Cumulative
                         Year           During Year         Interest Credited
                         ----         -----------------     -----------------
                        1.....            $1,600.00              $1,600.00
                        2.....             1,664.00               3,264.00
                        3.....             1,730.56               4,994.56
                        4.....             1,799.78               6,794.34
                        5.....             1,871.77               8,666.11



Accumulated Value at the end of 5 years is:

                        $40,000 + $8,666.11 = $48,666.11

Note: This example assumes that no withdrawals are made during the five-year period. If you make withdrawals or transfers during this period, Market Value Adjustments apply.

The hypothetical interest rate is not intended to predict future Guaranteed Interest Rates. Actual Guaranteed Interest Rates for any Guarantee Period may be more or less than those shown.


We send, 30 days before the beginning of a new Guarantee Period, written notice of the expiration of your Guarantee Period. If you do not elect a new Guarantee Period, the MVA assets will be transferred automatically to the Kemper Money Market Subaccount on the Guarantee Period maturity date. You may choose a different Guarantee Period by preauthorized telephone instructions or by giving us written notice. (See "Market Value Adjustment" below.)

The amount reinvested at the beginning of a new Guarantee Period is the Guarantee Period Value for the Guarantee Period just ended. The Guaranteed Interest Rate in effect when the new Guarantee Period begins applies for the duration of the new Guarantee Period.

You may call us at 1-888-477-9700 or write to Kemper Investors Life Insurance Company, Customer Service, 1 Kemper Drive, Long Grove, Illinois 60049 for the new Guaranteed Interest Rates.


G.  Establishment of Guaranteed Interest Rates.


We declare the Guaranteed Interest Rates for each of the ten durations of Guarantee Periods from time to time as market conditions and other factors dictate. Once established, rates are guaranteed for the respective Guarantee Periods. We advise you of the Guaranteed Interest Rate for a chosen Guarantee Period when we receive a Purchase Payment, when a transfer is made or when a Guarantee Period renews. Withdrawals of Accumulated Guarantee Period Value, before the end of a Guarantee Period, are subject to a Market Value Adjustment. (See "Market Value Adjustment" below.)

We have no specific formula for establishing the Guaranteed Interest Rates. The determination may be influenced by, but not necessarily correspond to, the current interest rate environment. (See "The MVA Option".) We may also consider, among other factors, the duration of a Guarantee Period, regulatory and tax requirements, sales commissions and administration expenses we bear, and general economic trends.

We make the final determination of the Guaranteed Interest Rates to be declared.

We cannot predict or guarantee the level of future Guaranteed Interest Rates.


H.  Contract Value.

On any Valuation Date, Contract Value equals the total of:

  . the number of Accumulation Units credited to each Subaccount, times

  . the value of a corresponding Accumulation Unit for each Subaccount, plus


  . Accumulated Guarantee Period Value, plus


  . your Fixed Account Contract Value.


 I.  Transfer During Accumulation Period.

During the Accumulation Period, you may transfer your Contract Value among the MVA Option(s), the Subaccounts and the Fixed Account, subject to the following provisions:

 . the Fixed Account Contract Value, minus 125% of Debt, may be transferred during one of two times during the Contract Year to one or more of Subaccounts or Guarantee Periods in the thirty days following an anniversary of a Contract Year or the thirty days following the date of your next quarterly statement; and

 . the Contract Value transferred into or out of the Guarantee Periods must be at least $5,000, unless the entire Guarantee Period Value is transferred;

 . we reserve the right to charge $10 for each transfer (that is not part of the Automatic Asset Rebalancing) when there are more than 12 transfers in a Contract Year.


In addition, transfers of Guarantee Period Value before the Guarantee Period end date are subject to Market Value Adjustment. Because a transfer before the end of a Guarantee Period is subject to a Market Value Adjustment, the amount transferred from the Guarantee Period may be more or less than the requested dollar amount.


If you authorize an unaffiliated third party outside the MIAA program (See "Asset Allocation Service") to transact transfers on your behalf, we will reallocate the Contract Value pursuant to the authorized advisory program. However, we take no responsibility for any unaffiliated third party advisory program. We may suspend, limit or cancel acceptance of an unaffiliated third party's instructions at any time and may restrict the investment options available for transfer under third party authorizations. We will not take any of these steps unless transfers initiated by unaffiliated third parties could potentially disadvantage or impair the contract owner's rights.

We make transfers pursuant to written or telephone instructions specifying in detail the requested changes. Transfers involving a Subaccount are based upon the Accumulation Unit values, as calculated after we receive transfer instructions. We may suspend, modify or terminate the transfer provision. We disclaim all liability if we follow good faith instructions given in accordance with our procedures, including requests for personal identifying information, that are designed to limit unauthorized use of the privilege. Therefore, you bear the risk of loss in the event of a fraudulent telephone transfer.

J.  Partial Withdrawals During Accumulation Period.


You may redeem some or all of the Contract Value minus Debt, Withdrawal Charges and plus or minus any applicable Market Value Adjustment. Withdrawals will have tax consequences. (See "Federal Income Taxes.") A withdrawal of the entire Contract Value is called a surrender. Your ability to surrender may be limited by the terms of a qualified plan. (See "Federal Income Taxes ".)

Partial withdrawals are subject to the following:

In any Contract Year, you may make a partial withdrawal, subject to the following:

  . you will forfeit a portion of your PPB on any withdrawal in the first
    Contract Year. For example, if you withdrew 50% of Contract Value, you would forfeit 50% of your PPB (but not the earnings thereon), and

  . the partial withdrawal from the Subaccounts must be at least $500,

  . the minimum withdrawal from the MVA Options must be at least $5,000 (before any Market Value Adjustment),

  . the greater of $5,000 of Contract Value plus Debt or 120% of Debt must remain in the Contract after the withdrawal,

  . direct transfers, rollovers, and exchanges are not permitted if there is an outstanding loan.

If Contract Value is allocated to more than one investment option, you must specify the source of the partial withdrawal. If you do not specify the source, we cancel (1) Accumulation Units on a pro rata basis from all Subaccounts in which you have an interest, and (2) ratably from the Fixed Account and (3) ratably from the MVA Options.

Election to withdraw shall be made in writing to Kemper Investors Life Insurance Company, Customer Service, 1 Kemper Drive, Long Grove, Illinois 60049 and should be accompanied by the Contract if surrender is requested. Withdrawal requests are processed only on days when the New York Stock Exchange is open. The Withdrawal Value attributable to the Subaccounts is determined on the basis of the Accumulation Unit values, as calculated after we receive the request. The Withdrawal Value attributable to the Subaccounts is paid within 7 days after we receive the request. However, we may suspend withdrawals or delay payment:

  . during any period when the New York Stock Exchange is closed,

  . when trading in a Portfolio is restricted or the SEC determines that an emergency exists, or

  . as the SEC by order may permit.

For withdrawal requests from the MVA Option and the Fixed Account, we may defer any payment for up to six months, as permitted by state law. During the deferral period, we will continue to credit interest at the current applicable interest rates.

A participant in the Texas Optional Retirement System ("ORP") must obtain a certificate of termination from the participant's employer before the Contract can be redeemed. The Attorney General of Texas has ruled that participants in the ORP may redeem their interest in a Contract issued pursuant to the ORP only upon termination of employment in Texas public institutions of higher education, or upon retirement, death or total disability. In those states adopting similar requirements for optional retirement programs, we will follow similar procedures.

K.  Market Value Adjustment.

Any withdrawal, transfer or annuitization of Guarantee Period Values, unless effected on the Guarantee Period end date or during the "free look" period, may be adjusted up or down by a Market Value Adjustment.

The Market Value Adjustment reflects the relationship between

  . the currently established interest rate ("Current Interest Rate") for a Guarantee Period equal to the length of the Guarantee Period, and

  . the Guaranteed Interest Rate applicable to the amount being withdrawn.
    Generally, if the Guaranteed Interest Rate is the same or lower than the applicable Current Interest Rate, the Market Value Adjustment reduces Market Adjusted Value and results in a lower payment. Thus, if interest rates increase, the withdrawal could be less than the original Purchase Payment or the original amount allocated to a Guarantee Period. Conversely, if the Guaranteed Interest Rate is higher than the applicable Current Interest Rate, the Market Value Adjustment increases Market Adjusted Value and results in a higher payment.

The Market Value Adjustment (MVA) uses this formula:

                             MVA = GPV x .075 x (J - I) x N

Where:

  GPV is the Guarantee Period Value being withdrawn,

  The .075 is the deferred payment adjustment factor,

  I is the Guaranteed Interest Rate being credited to the Guarantee Period Value
  (GPV) subject to the Market Value Adjustment,

  J is the Current Interest Rate we declare, as of the effective date of the application of the Market Value Adjustment, for current allocations to a Guarantee Period the length of which is equal to the Guarantee Period for the Guarantee Period Amount subject to the Market Value Adjustment, and

  N is the number of months remaining in the Guarantee Period.

For an illustration showing an upward and a downward adjustment, see Appendix A.

L.  Death Benefit.

If you (or the Annuitant) die during the Accumulation Period, prior to attaining age 75, the beneficiary will be paid the greatest of:

  . the Contract Value plus PPB less Debt, or

  . the total amount of Purchase Payments, minus both Debt and the aggregate dollar amount of all previous partial withdrawals, or

  . the amount that would have been payable in the event of a full surrender.

If you (or the Annuitant) die at age 75 or later, the death benefit is the Contract Value minus Debt or, if larger, the amount that would have been paid in the event of a full surrender.

You or the Beneficiary, as appropriate, may elect to have all or a part of the death proceeds paid to the Beneficiary under one of the Annuity Options described under "Annuity Options" below.

For Non-Qualified Contracts, if you are not the Annuitant and you die before the Annuitant, the death benefit will be paid to your designated Beneficiary. The available Annuity Options are limited by the Code, as described under "Annuity Options". The death benefit is determined as stated above, except your age at death is used in determining the amount payable. If the Beneficiary is your surviving spouse, the surviving spouse may elect to be treated as the successor Owner of the Contract and is not required to begin death benefit distribution. The issue age of the deceased Owner applies in computing the death benefit, payable at the death of a spouse who has elected to be treated as the successor Owner.

M.  Loans.

The Owner of a Contract issued as a tax sheltered annuity under Section 403(b) of the Code or with a qualified plan under Code Section 401 may request a loan (if permitted by the ERISA Qualified Plan) any time during the accumulation period. Loans are made from the Fixed Account and not the Subaccounts. If there are insufficient funds in the Fixed Account to secure the loan, you will be required to transfer funds to the Fixed Account. In general, under the Code loans may not exceed 50% of the Contract Value. If the Contract Value is at least $20,000 or the Contract is part of an ERISA qualified plan, the maximum loan amount is the lesser of:

  . 50% of the Contract Value, or

  . $50,000 reduced by the principal of any outstanding loan, plus loan interest due or accrued ("loan balance") over the prior 12 months.

If the Contract Value is less than $20,000 and is not part of an ERISA qualified plan, the maximum loan amount is the lesser of:

  . $10,000, or

  . 80% of the Contract Value, less Debt.

The minimum loan is $1,000. A minimum of $5,000 of Withdrawal Value must remain in your Contract at the time of the loan.

For non-ERISA loans, the loan interest rate is 5.5% per year. For loans issued under ERISA plans, the loan interest rate will vary based on current rates. Interest that is not paid when due is added to the loan and will bear interest at the same rate as the loan. While the loan is outstanding, the portion of the Fixed Account Contract Value that equals the debt will earn interest at a rate 2.5% less than the loan rate.

Loans must be repaid in substantially equal quarterly payments within 5 years. Loans used to purchase your principal residence must be repaid within 15 years.

If a loan payment is not made when due, interest will continue to accrue. On 403(b) Contracts, to the extent permitted by law, the amount of the missed payment will be deducted from your Contract and paid to us. Any loan payment which is not made when due, plus interest, will be treated as a distribution of the entire remaining loan balance and will be taxable to the borrower, and may be subject to early withdrawal tax penalty.

If there is an outstanding loan balance when the Contract is surrendered or annuitized, or when a death benefit is paid, the amount payable will be reduced by the amount of the loan outstanding plus accrued interest. Any loans made under a Contract will be subject to Code requirements, our administrative procedures as reflected under our loan agreements, and, if applicable, ERISA.

N.  Automatic Asset Rebalancing.

We currently offer Automatic Asset Rebalancing on a monthly, quarterly, semi-annual or annual basis. Funds held under the DCA or MVA options are not eligible for this option. There is currently no charge for this service.

                         CONTRACT CHARGES AND EXPENSES

We deduct the following charges and expenses:

  . mortality and expense risk charge,

  . administration expenses,

  . records maintenance charge, investment management fees and other expenses,

  . Withdrawal Charge,

  . applicable premium taxes, and

  . MIAA Expense (Optional) (See "Asset Allocation Service.")


Subject to certain expense limitations, you indirectly bear investment management fees and other Fund expenses.

A.  CHARGES AGAINST THE SEPARATE ACCOUNT.

1.  Mortality and Expense Risk Charge.

We assess each Subaccount a daily asset charge for mortality and expense risks at a rate of 1.00% per annum. Variable Annuity payments reflect the investment experience of each Subaccount but are not affected by changes in actual mortality experience or by actual expenses we incur.

The mortality risk we assume arises from two contractual obligations. First, if you or the Annuitant die before you attain age 75, we may, in some cases, pay more than Contract Value. (See "Death Benefit.") Second, when Annuity Options involving life contingencies are selected, we assume the risk that Annuitants will live beyond actuarial life expectancies.

We also assume an expense risk. Actual expenses of administering the Contracts may exceed the amounts we recover from the Records Maintenance Charge or the administration expenses portion of the daily asset charge.

2.  Administration Expenses.

We assess each Subaccount a daily asset charge for administration expenses at a rate of 0.50% per annum. For new Contracts we reserve the right to increase this charge to a maximum of 0.70% per annum. After you have held the Contract for 15 Contract Years, the per annum administration expenses will be decreased by 0.25%. The administration expenses reimburse us for expenses incurred for administering the Contracts. These expenses include your inquiries, changes in allocations, reports to you, Contract maintenance costs, and data processing costs. The administration expenses cover the average anticipated administrative expenses incurred while the Contracts are in force. There is not necessarily a direct relationship between the amount of the charge and the administration expenses of the particular Contract.

B.  RECORDS MAINTENANCE CHARGE.

We will assess a quarterly Records Maintenance Charge during the Accumulation Period against each Contract which has participated in the Separate Account during the calendar quarter. The Records Maintenance Charge is:

  . $7.50 quarterly for Contracts with Contract Value under $25,000.

  . $3.75 quarterly for Contracts with Contract Value between $25,000 and
    $50,000.

  . No Records Maintenance Charge for Contracts with Contract Value over
    $50,000.

The Record Maintenance Charge is not assessed during the Annuity Period.

The Records Maintenance Charge is to reimburse us for expenses incurred in establishing and maintaining the records relating to a Contract's participation in the Separate Account. The Records Maintenance Charge will be assessed at the end of each calendar quarter, based on the Contract Value at that time, and will constitute a reduction in Contract Value.

At any time the Records Maintenance Charge is assessed, the applicable charge will be assessed ratably against each Subaccount in which the Contract is participating and a number of Accumulation Units sufficient to equal the proper portion of the charge will be redeemed from such Subaccount, or from the Fixed Account and the Guarantee Periods if necessary to meet the assessment.

C.  WITHDRAWAL CHARGE.

A Withdrawal Charge is imposed to reimburse us for Contract sales expense, including commissions and other distribution, promotion and acquisition expenses. A Withdrawal Charge is based upon Contribution Years. A Contribution Year is each Contract Year in which a Purchase Payment is made and each later year measured from the end of the Contract Year when the Purchase Payment was made. We do not impose the Withdrawal Charge on Purchase Payments made after 15 Contract Years.

Each Contract Year you may withdraw, without Withdrawal Charge, 10% of the Contract Value, minus Debt. If you withdraw a larger amount, the excess withdrawn is subject to a Withdrawal Charge. The Withdrawal Charge applies in the first 8 Contribution Years as follows:



               Contribution                                 Withdrawal
               Year                                           Charge
               First Year............................          8%
               Second Year...........................          8%
               Third Year............................          7%
               Fourth Year...........................          6%
               Fifth Year............................          5%
               Sixth Year............................          4%
               Seventh Year..........................          3%
               Eighth Year...........................          2%
               Ninth Year and following..............          0%


           Purchase Payments are deemed surrendered in the order they were received.


When a withdrawal is requested, you receive a check in the amount requested. If a Withdrawal charge applies, Contract Value is reduced by the Withdrawal Charge and the dollar amount sent to you.

Because Contribution Years are based upon the date each Purchase Payment is made, you may be subject to a Withdrawal Charge even though the Contract may have been issued many years earlier. (For additional details, see "Partial Withdrawals During Accumulation Period.") For example:

  . You make a $15,000 Purchase Payment in the first Contract Year.

  . You make a $10,000 Purchase Payment in the fourth Contract year.

  . In the fifth Contract Year

    . The $15,000 Purchase Payment is in its fifth Contribution year and the $10,000 Purchase Payment is in its second Contribution Year.


Currently, we anticipate withdrawal charges will not fully cover distribution expenses. Unrecovered distribution expenses may be recovered from our general assets. Those assets may include proceeds from the mortality and risk expense charge.

The Withdrawal Charge also applies at annuitization to amounts attributable to Purchase Payments in their eighth Contribution Year or earlier. No Withdrawal Charge applies upon annuitization if you select Annuity Options 2, 3 or 4, or if payments under Annuity Option 1 are scheduled to continue for at least 5 years. See "The Annuity Period - Annuity Options" for a description of the Annuity Options Available.

We may reduce or eliminate the Withdrawal Charge if we anticipate that we will incur lower sales expenses or perform fewer services because of economies due to characteristics including the size of a group, the average contribution per participant, or the use of mass enrollment procedures.

D.  INVESTMENT MANAGEMENT FEES AND OTHER EXPENSES.

Each Portfolio's net asset value may reflect the deduction of investment management fees, Rule 12b-1 fees and general operating expenses. Subject to limitations, you indirectly bear these fees and expenses. (See "Summary of Expenses.") Further detail is provided in the attached prospectuses for the Portfolios and the Funds' Statements of Additional Information.

E.  STATE PREMIUM TAXES.

Certain state and local governments impose a premium tax currently ranging from 0% to 3.5% of Purchase Payments. If we pay state premium taxes, we may charge the amount paid against Contract Value upon annuitization, unless the tax was previously assessed. See "Appendix B--State Premium Tax Chart" in the Statement of Additional Information. It is our current practice under this Contract to pay premium tax directly and not charge you. This practice is subject to change without notice.

F.  REDUCTION OR ELIMINATION OF CERTAIN CHARGES.

Contracts may be available for purchase in certain group or sponsored arrangements that qualify for reductions or eliminations of certain charges, the time periods in which such charges apply, or both. Group arrangements include those in which a trustee, an employer or an association purchases Contracts covering a group of individuals. Sponsored arrangements include those in which an employer or association allows us to offer Contracts to its employees or members on an individual basis.

In certain circumstances, the risk of adverse mortality and expense experience for Contracts purchased in certain group or sponsored arrangements may be reduced. Then, the daily asset charge for mortality and expense costs may likewise be reduced. The daily asset charge for administration expenses and the Records Maintenance Charge may also be reduced or eliminated if we anticipate lower administration expenses. In certain other circumstances, sales expenses in certain group or sponsored arrangements may be reduced or eliminated.

When a group or sponsored arrangement is eligible for reduced or eliminated charges, we will consider items such as:

  . the size and type of group to which sales are to be made and administrative services provided, and the persistency expected from the group;

  . the total amount of Purchase Payments to be received and the method in which they will be remitted;

  . any prior or existing relationship with us;

  . the level of commission paid to selling broker-dealers;

  . the purpose for which the Contract is being purchased, and whether that purchase makes it likely that sales costs and administrative expenses will be reduced; and

  . the frequency of projected surrenders or distributions.

We make any reductions or eliminations according to objective guidelines in effect when an application for a Contract is approved. We may change these guidelines from time to time. Any variation in the charges will reflect differences in costs or services and will be offered uniformly to all members of the group or sponsored arrangement. In no event will a charge reduction or elimination be permitted if it is unfairly discriminatory to any person or prohibited by law.

We may also decrease the mortality and expense risk charge, the administration expenses, and the Records Maintenance Charge without notice. However, beyond what is disclosed above, we guarantee that they will not increase. We bear the risk that such charges will not cover our costs. On the other hand, should such charges exceed our costs, we will not refund any charges. Any profit is available for corporate purposes including, among other things, payment of distribution expenses.

We may also offer reduced fees and charges, including but not limited to, Records Maintenance Charge and mortality and expense risk and administration expenses, for certain sales that may result in cost savings. Reductions in these fees and charges will not unfairly discriminate against any Owner.

                               THE ANNUITY PERIOD

Contracts may be annuitized under one of several Annuity Options, which are available either on a fixed or variable basis. You may annuitize any time after the first contract year but no later than the Annuitant's 95th birthday. We make annuity payments beginning on the Annuity Date under the Annuity Option you select.

1.  Annuity Payments.

Annuity payments are based on:

  . the annuity table specified in the Contract,

  . the selected Annuity Option, and

  . the investment performance of the selected Subaccount(s) (if variable annuitization is elected).

Under variable annuitization, the Annuitant receives the value of a fixed number of Annuity Units each month. An Annuity Unit's value reflects the investment performance of the Subaccount(s) selected. The amount of each annuity payment varies accordingly.

2.  Annuity Options.

You may elect one of the Contract's Annuity Options. You may decide at any time (subject to the provisions of any applicable retirement plan and state variations) to begin annuity payments. You may change the Annuity Option before, but not after, the Annuity Date. Generally, annuity payments are made in monthly installments. However, we may make a lump sum payment if the net proceeds available to apply under an Annuity Option are less than $5,000. In addition, if the first monthly payment is less than $50 we may change the frequency of payments to quarterly, semiannual or annual intervals so that the initial payment is at least $50.

The amount of periodic annuity payments may depend upon:

  . the Annuity Option you select;

  . the age of the payee;

  . the investment experience of the selected Subaccount(s); and

  . the interest rates at the time of annuitization.

  For example:

   . if Option 1, income for a specified period, is selected, shorter periods result in fewer payments with higher values.

   . if Option 2, life income, is selected, it is likely that each payment will be smaller than would result if income for a shorter period were specified.

   . if Option 3, life income with installments guaranteed, is selected, each payment will probably be smaller than would result if the life income option were selected.

   . if Option 4, the joint and survivor annuity, is selected, each payment is smaller than those measured by an individual life income option.

The age of the payee also influences the amount of periodic annuity payments because an older payee is expected to have a shorter life span, resulting in larger payments. Finally, if you participate in a Subaccount with higher investment performance, it is likely you will receive a higher periodic payment.

If the Beneficiary is not an individual, the entire interest must be distributed within 5 years of your death. The Death Benefit distribution must begin no later than one year from your death, unless a later date is prescribed by federal regulation.

For Non-Qualified Contracts, if you die before the Annuity Date, available Annuity Options are limited. The Annuity Options available are:

  . Option 2 or

  . Option 1 or 3 for a period no longer than the life expectancy of the Beneficiary (but not less than 5 years from your death).

Option 1--Income for Specified Period.

Option 1 provides an annuity payable monthly for a selected number of years ranging from five to thirty. Upon the payee's death, if the Beneficiary is an individual, we automatically continue payments to the Beneficiary for the remainder of the period specified. If the Beneficiary is not an individual (e.g., an estate or trust), we pay the discounted value of the remaining payments in the specified period. Although there is no life contingency risk associated with Option 1, we continue to deduct the daily asset charges for mortality and expense risks and administration expenses.

You may elect to surrender the Contract or make partial withdrawals after annuity payments begin under Option 1. We will then pay the discounted value of the remaining payments.

Option 2--Life Income.

Option 2 provides for an annuity over the lifetime of the payee. If Option 2 is elected, annuity payments terminate automatically and immediately on the payee's death without regard to the number or total amount of payments made. Thus, it is possible for an individual to receive only one payment if death occurred prior to the date the second payment was due.

Option 3--Life Income with Installments Guaranteed.

Option 3 provides an annuity payable monthly during the payee's lifetime. However, Option 3 also provides for the automatic continuation of payments for the remainder of the specified period if the Beneficiary is an individual and payments have been made for less than the specified period. The period specified may be five, ten, fifteen or twenty years. If the Beneficiary is not an individual, we pay the discounted value of the remaining payments in the specified period.

Option 4--Joint and Survivor Annuity.

Option 4 provides an annuity payable monthly while both payees are living. Upon either payee's death, the monthly income payable continues over the life of the surviving payee at a percentage specified when Option 4 is elected. Annuity payments terminate automatically and immediately upon the surviving payee's death without regard to the number or total amount of payments received.

3.  Allocation of Annuity.

You may elect payments on a fixed or variable basis, or a combination. Any Guarantee Period Value is annuitized on a fixed basis. Any Separate Account Contract Value is annuitized on a variable basis. The MVA Option is not available during the Annuity Period. You may exercise the transfer privilege during the Accumulation Period to arrange for your desired mix of fixed and/or variable annuitization. Transfers during the Annuity Period are subject to certain limitations. We reserve the right to restrict the number of Subaccounts available during the Annuity Period.

4.  Transfer During Annuity Period.

During the Annuity Period, the payee may, by written request, transfer Subaccount Value from one Subaccount to another Subaccount, subject to the following limitations:

  . Transfers to a Subaccount are prohibited during the first year of the Annuity Period; subsequent transfers are limited to one per year.

  . All interest in a Subaccount must be transferred.

  . If we receive notice of transfer to a Subaccount more than 7 days before an annuity payment date, the transfer is effective during the Valuation Period after the date we receive the notice.

  . If we receive notice of transfer to a Subaccount less than 7 days before an annuity payment date, the transfer is effective during the Valuation Period after the annuity payment date.

  . Transfers to the Fixed Account are available only on an anniversary of the first Annuity Date. We must receive notice at least 30 days prior to the anniversary.

A Subaccount's Annuity Unit value is determined at the end of the Valuation Period preceding the effective date of the transfer. We may suspend, change or terminate the transfer privilege at any time.

5.  Annuity Unit Value.

Annuity Unit value is determined independently for each Subaccount.

Annuity Unit value for any Valuation Period is:

  . Annuity Unit value for the preceding Valuation Period, times

  . the net investment factor for the current Valuation Period, times

  . an interest factor which offsets the 2.5% per annum rate of investment earnings assumed by the Contract's annuity tables.

The net investment factor for a Subaccount for any Valuation Period is:

  . the Subaccount's Accumulation Unit value at the end of the current Valuation
    Period, plus or minus the per share charge or credit for taxes reserved; divided by

  . the Subaccount's Accumulation Unit value at the end of the preceding
    Valuation Period, plus or minus the per share charge or credit for taxes reserved.

6. First Periodic Payment Under Variable Annuity.

When annuity payments begin, the value of your Contract interest is:

  . Accumulation Unit values at the end of the Valuation Period falling on the 20th or 7th day of the month before the first annuity payment is due, times

  . the number of Accumulation Units credited at the end of the Valuation
    Period, minus

  . premium taxes.

The first annuity payment is determined by multiplying the benefit per $1,000 of value shown in the applicable annuity table by the number of thousands of dollars of Contract Value.

A 2.5% per annum rate of investment earnings is currently assumed by the Contract's annuity tables. If the actual net investment earnings rate exceeds 2.5% per annum, payments increase accordingly. Conversely, if the actual rate is less than 2.5% per annum, annuity payments decrease.

7.  Subsequent Periodic Payments Under Variable Annuity.

Subsequent annuity payments are determined by multiplying the number of Annuity Units by the Annuity Unit value at the Valuation Period before each annuity payment is due. The first annuity payment is divided by the Annuity Unit value as of the Annuity Date to establish the number of Annuity Units representing each annuity payment. This number does not change.

8.  Fixed Annuity Payments.

Each Fixed Annuity payment is determined from tables we prepare. These tables show the monthly payment for each $1,000 of Contract Value allocated to a Fixed Annuity. Payment is based on the Contract Value at the date before the annuity payment is due. Fixed Annuity payments do not change regardless of investment, mortality or expense experience.

9.  Death Proceeds.

If the payee dies after the Annuity Date while the Contract is in force, the death benefit, if any, depends upon the form of annuity payment in effect at the time of death. (See "Annuity Options.")

                              FEDERAL INCOME TAXES

A.  INTRODUCTION

This discussion is not exhaustive and is not intended as tax advice. A qualified tax adviser should always be consulted with regard to the application of the law to individual circumstances. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and the courts.

This discussion does not address state or local tax consequences nor federal estate or gift tax consequences, associated with buying a Contract. In addition, we make no guarantee regarding any tax treatment--federal, state, or local--of any Contract or of any transaction involving a Contract.

B.  OUR TAX STATUS

We are taxed as a life insurance company and the operations of the Separate Account are treated as a part of our total operations. The Separate Account is not separately taxed as a "regulated investment company". Investment income and capital gains of the Separate Account are not taxed to the extent they are applied under a Contract. We do not anticipate that we will incur federal income tax liability attributable to the income and gains of the Separate Account, and therefore we do not intend to provide for these taxes. If we are taxed on investment income or capital gains of the Separate Account, then we may impose a charge against the Separate Account to provide for these taxes.

C.  TAXATION OF ANNUITIES IN GENERAL

1.  Tax Deferral During Accumulation Period

Under the Code, except as described below, increases in the Contract Value of a Non-Qualified Contract are generally not taxable to you or the Annuitant until received as annuity payments or otherwise distributed. However, certain requirements must be satisfied for this general rule to apply, including:

  . the Contract must be owned by an individual,

  . Separate Account investments must be "adequately diversified",

  . we, rather than you, must be considered the owner of Separate Account assets for federal tax purposes, and

  . annuity payments must appropriately amortize Purchase Payments and Contract earnings.

Non-Natural Owner. As a general rule, deferred annuity contracts held by "non-natural persons", such as corporations, trusts or similar entities, are not annuity contracts for federal income tax purposes. The investment income on these contracts is taxed each year as ordinary income received or accrued by the non-natural owner. There are exceptions to this general rule for non-natural owners. Contracts are generally treated as held by a natural person if the nominal owner is a trust or other entity holding the contract as an agent for a natural person. However, this special exception does not apply to an employer who is the nominal owner of a contract under a non-qualified deferred compensation plan for its employees.

Additional exceptions to this rule include:

  . certain contracts acquired by a decedent's estate,

  . certain Qualified Contracts,

  . certain contracts used with structured settlement agreements, and

  . certain contracts purchased with a single premium when the annuity starting date is no later than a year from contract purchase and substantially equal periodic payments are made at least annually.

Diversification Requirements. For a contract to be treated as an annuity for federal income tax purposes, separate account investments must be "adequately diversified". The Treasury Secretary issued regulations prescribing standards for adequately diversifying separate account investments. If the separate account failed to comply with these diversification standards, the contract would not be treated as an annuity contract for federal income tax purposes and the owner would generally be taxed on the difference between the contract value and the purchase payments.

Although we do not control Fund investments, we expect that each Portfolio of the Fund will comply with these regulations so that each Subaccount of the Separate Account will be considered "adequately diversified."

Ownership Treatment. In certain circumstances, a variable annuity contract owner may be considered the owner of the assets of the separate account supporting the contract. In those circumstances, income and gains from separate account assets are includible in the owner's gross income. The Internal Revenue Service ("IRS"), in published rulings, stated that a variable contract owner will be considered the owner of separate account assets if the owner possesses the ability to exercise investment control over the assets. As of the date of this Prospectus, no comprehensive guidance has been issued by the IRS clarifying the circumstances when such investment control by a variable contract owner would exist. As a result, your right to allocate the Contract Value among the Subaccounts may cause you to be considered the owner of the assets of the Separate Account.

We do not know what limits may be set forth in any guidance that the IRS may issue, or whether any such limits will apply to existing Contracts. We therefore reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the owner of the Separate Account assets. However there is no assurance that such efforts would be successful.

Delayed Annuity Dates. If the Annuity Date occurs (or is scheduled to occur) when you have reached an advanced age, e.g., past age 85, the Contract might not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includible in your income.

The following discussion assumes that the Contract is treated as an annuity contract for tax purposes and that we are treated as the owner of Separate Account assets.

2.  Taxation of Partial and Full Withdrawals from Nonqualified Contracts

Partial withdrawals from a Non-Qualified Contract are includible in income to the extent the Contract Value exceeds the "investment in the contract." This amount is referred to as the "income on the contract". Full withdrawals are also includible in income to the extent they exceed the "investment in the contract." Investment in the contract equals the total of Purchase Payments minus any amounts previously received from the Contract that were not includible in your income.

Any assignment or pledge (or agreement to assign or pledge) of Contract Value, is treated as a withdrawal. Investment in the contract is increased by the amount includible in income with respect to such assignment or pledge. If you transfer a contract interest, without adequate consideration, to someone other than your spouse (or to a former spouse incident to divorce), you will be taxed on the income on the contract. In this case, the transferee's investment in the contract is increased to reflect the increase in your income.

There may be special income tax issues present in situations where the Owner and the Annuitant are not the same person and are not married to one another. A tax adviser should be consulted in those situations.

3.  Taxation of Annuity Payments

Normally, the portion of each annuity payment taxable as income equals the payment minus the exclusion amount. The exclusion amount for variable annuity payments is the "investment in the contract" allocated to the variable annuity option and adjusted for any period certain or refund feature, divided by the number of payments expected to be made. The exclusion amount for fixed annuity payments is the payment times the ratio of the investment in the contract allocated to the fixed annuity option and adjusted for any period certain or refund feature, to the expected value of the fixed annuity payments. For income tax purposes, the Purchase Payment Bonus you receive is not considered "investment in the contract." This means the Purchase Payment Bonus will be taxed.


Once the total amount of the investment in the contract is excluded using these ratios, annuity payments will be fully taxable. If annuity payments stop because the annuitant dies before the total amount of the investment in the contract is recovered, the unrecovered amount generally is allowed as a deduction to the annuitant in the last taxable year.

4.  Taxation of Death Benefits

Amounts may be distributed upon your or the Annuitant's death. Before the Annuity Date, death benefits are includible in income and:

  . if distributed in a lump sum are taxed like a full withdrawal, or

  . if distributed under an Annuity Option are taxed like annuity payments.

After the Annuity Date, where a guaranteed period exists and the Annuitant dies before the end of that period, payments made to the Beneficiary for the remainder of that period are includible in income and:

  . if received in a lump sum are includible in income if they exceed the unrecovered investment, or

  . if distributed in accordance with the selected annuity option are fully excludable from income until the remaining investment in the contract is deemed to be recovered.

Thereafter, all annuity payments are fully includible in income.

5.  Penalty Tax on Premature Distributions

A 10% penalty tax applies to a taxable payment from a Non-Qualified Contract unless:

  . received on or after you reach age 59 1/2,

  . attributable to your disability,

  . made to a Beneficiary after your death or, for non-natural Owners, after the primary Annuitant's death,

  . made as a series of substantially equal periodic payments (at least annually) for your life (or life expectancy) or for the joint lives

    (or joint life expectancies) of you and a designated beneficiary (within the meaning of the tax law),

  . made under a Contract purchased with a single premium when the annuity starting date is no later than a year from Contract purchase and substantially equal periodic payments are made at least annually, or

  . made with annuities used with certain structured settlement agreements.

6.  Aggregation of Contracts

The taxable amount of an annuity payment or withdrawal from a Non-Qualified Contract may be determined by combining some or all of the Non-Qualified Contracts you own. For example, if you purchase a Contract and also purchase an immediate annuity at approximately the same time, the IRS may treat the two contracts as one contract. Similarly, if a person transfers part of his interest in one annuity contract to purchase another annuity contract, the IRS might treat the two contracts as one contract. In addition, if you purchase two or more deferred annuity contracts from the same company (or its affiliates) during any calendar year, these contracts are treated as one contract. The effects of this aggregation are not always clear. However, it could affect the taxable amount of an annuity payment or withdrawal and the amount which might be subject to the 10% penalty tax.

7. Loss of Interest Deduction Where Contracts are Held by or for the Benefit of Certain Non-Natural Persons

For Contracts issued after June 8, 1997 to a non-natural owner, all or some portion of otherwise deductible interest may not be deductible by the owner. However, this interest deduction disallowance does not affect Contracts where the Owner is taxable each year on the investment income under the Contract. Entities considering purchasing the Contract, or entities that will be beneficiaries under a Contract, should consult a tax adviser.

D.  QUALIFIED PLANS

Qualified Contracts are used with retirement plans which receive favorable tax treatment as Individual Retirement Annuities, Simplified Employee Pensions-- IRAs, Simple IRAs, Roth Individual Retirement Annuities, tax sheltered annuities, and certain deferred compensation plans ("qualified plans"). Numerous special tax rules apply to qualified plans and to Qualified Contracts. Therefore, we make no attempt to provide more than general information about use of Qualified Contracts.

Under the Code, qualified plans generally enjoy tax-deferred accumulation of amounts invested in the plan. Therefore, in considering whether or not to purchase a Contract in a qualified plan, you should only consider the Contract's other features, including the availability of lifetime annuity payments and death benefit protection.

The tax rules applicable to qualified plans vary according to the type, terms and conditions of the plan. For example, for both withdrawals and annuity payments under certain Qualified Contracts, there may be no "investment in the contract" and the total amount received may be taxable. Both the amount of the permitted contribution, and the corresponding deduction or exclusion, are limited under qualified plans. In Qualified Contracts, the Owner and Annuitant generally are the same individual. Also, if the joint Annuitant is not the Annuitant's spouse, the annuity options may be limited, depending on the difference in their ages. Furthermore, the length of any Guarantee Period may be limited in some circumstances to satisfy certain minimum distribution requirements under the Code.

Qualified Contracts are subject to special rules specifying the time at which distributions must begin and the amount that must be distributed each year. In the case of Individual Retirement Annuities, distributions of minimum amounts must generally begin by April 1 of the calendar year following the calendar year in which the owner attains age 70 1/2. An excise tax is imposed for the failure to comply with the minimum distribution requirements. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the accrual distribution.

A 10% penalty tax may apply to the taxable amount of payments from Qualified Contracts. For Individual Retirement Annuities, the penalty tax does not apply to a payment:

  . received after you reach age 55 and have separated from service,

  . received after you reach age 59 1/2,

  . received after your death or because of your disability, or

  . made as a series of substantially equal periodic payments (at least annually) for your life (or life expectancy) or for the joint lives (or joint life expectancies) of you and your designated beneficiary.

In addition, the penalty tax does not apply to certain distributions used for qualified first time home purchases or for higher education expenses. Special conditions must be met to qualify for these exceptions. If you wish to take a distribution for these purposes you should consult your tax adviser. Other exceptions may apply.

Qualified Contracts are amended to conform to plan requirements. However, you are cautioned that the rights of any person to any benefits under qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. In addition, we are not bound by terms and conditions of qualified plans if they are inconsistent with the Contract.

1.  Qualified Plan Types

We may issue Contracts for the following types of qualified plans.

Individual Retirement Annuities. The Code permits eligible individuals to contribute to an individual retirement annuity known as an "IRA." The Code limits the amounts contributed, the persons eligible and the time when distributions start. Also, subject to direct rollover and mandatory withholding requirements, distributions from other types of qualified plans may be "rolled over" on a tax-deferred basis into an IRA. The Contract may not fund an "Education IRA."

Simplified Employee Pensions (SEP-IRAs). The Code allows employers to establish simplified employee pension plans, using the employees' IRAs. Under these plans the employer may make limited deductible contributions on behalf of the employees to IRAs. Employers and employees intending to use the Contract in connection with these plans should consult a tax adviser.

SIMPLE IRAs. The Code permits certain small employers to establish "SIMPLE retirement accounts," including SIMPLE IRAs, for their employees. Under SIMPLE IRAs, certain deductible contributions are made by both employees and employers. SIMPLE IRAs are subject to various requirements, including limits on the amounts that may be contributed, the persons who may be eligible, and the time when distributions may commence. As discussed above (see Individual Retirement Annuities), there is some uncertainty regarding the proper characterization of the Contract's death benefit for purposes of the tax rules governing IRAs (which would include SIMPLE IRAs). Employers and employees intending to use the Contract with such plans should consult a tax adviser.

Roth IRAs. The Code permits contributions to an IRA known as a "Roth IRA." Roth IRAs differ from other IRAs in certain respects, including:

  . Roth IRA contributions are never deductible,

  . "qualified distributions" from a Roth IRA are excludable from income,

  . mandatory distribution rules do not apply before death,

  . a rollover to a Roth IRA must be a "qualified rollover contribution," under the Code,

  . special eligibility requirements apply, and

  . contributions to a Roth IRA can be made after the Owner reaches age 70 1/2.

All or part of an IRA may be converted into a Roth IRA without taking an actual distribution. You may convert by notifying the IRA issuer or trustee. You must be eligible for a qualified rollover contribution to convert an IRA to a Roth IRA. A conversion typically results in the inclusion of some or all of the IRA value in gross income, except that the 10% penalty tax does not apply. Persons with adjusted gross incomes in excess of $100,000 or who are married and file a separate return are not eligible to make a qualified rollover contribution or a transfer in a taxable year from a non-Roth IRA to a Roth IRA.

Any "qualified distribution," as defined in Section 408A, from a Roth IRA is excludible from gross income. A qualified distribution includes a distribution made after you reach age 59 1/2, after your death, because of your disability, or made to a first-time homebuyer.

Tax-Sheltered Annuities. Code Section 403(b) permits public school employees and employees of certain types of charitable, educational and scientific organizations to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude the amount of purchase payments from gross income for tax purposes. These annuity contracts are commonly referred to as "tax-sheltered annuities". If you purchase a Contract for such purposes, you should seek competent advice as to eligibility, limitations on permissible amounts of purchase payments and other tax consequences associated with the Contracts. In particular, you should consider that the Contract provides a death benefit that in certain circumstances may exceed the greater of the Purchase Payments and the Contract Value. It is possible that such death benefit could be characterized as an incidental death benefit. If the death benefit were so characterized, this could result in currently taxable income to you. In addition, there are limitations on the amount of incidental benefits that may be provided under a tax-sheltered annuity. Even if the death benefit under the Contract were characterized as an incidental death benefit, it is unlikely to violate those limits unless you also purchase a life insurance contract as part of your tax-sheltered annuity plan.

Tax-sheltered annuity contracts must contain restrictions on withdrawals of:

  . contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988,

  . earnings on those contributions, and

  . earnings after December 31, 1988 on amounts attributable to salary reduction contributions held as of December 31, 1988. These amounts can be paid only if you have reached age 59 1/2, separated from service, died, or becomes disabled (within the meaning of the tax law), or in the case of hardship (within the meaning of the tax law). Amounts permitted to be distributed in the event of hardship are limited to actual contributions; earnings thereon cannot be distributed on account of hardship. Amounts subject to the withdrawal restrictions applicable to Section 403(b)(7) custodial accounts may be subject to more stringent restrictions. (These limitations on withdrawals generally do not apply to the extent you direct us to transfer some or all of the Contract Value to the issuer of another tax-sheltered annuity or into a
  Section 403(b)(7) custodial account.) Additional restrictions may be imposed by the plan sponsor.

Deferred Compensation Plans of State and Local Governments and Tax-Exempt Organizations. The Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Generally, a Contract purchased by a state or local government or a tax-exempt organization will not be treated as an annuity contract for federal income tax purposes. Those who intend to use the Contracts in connection with such plans should seek competent advice.

2.  Direct Rollovers

If the Contract is used with a retirement plan that is qualified under Sections 401(a), 403(a), or 403(b) of the Code, any "eligible rollover distribution" from the Contract will be subject to "direct rollover" and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from such a qualified retirement plan, excluding certain amounts such as:

  . minimum distributions required under Section 401(a)(9) of the Code, and

  . certain distributions for life, life expectancy, or for 10 years or more which are part of a "series of substantially equal periodic payments."

Under these requirements, federal income tax equal to 20% of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the Contract, discussed below, you cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, you elect to have it directly transferred to certain Qualified Plans. Prior to receiving an eligible rollover distribution, a notice will be provided explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct rollover.

E.  FEDERAL INCOME TAX WITHHOLDING

We withhold and send to the U.S. Government a part of the taxable portion of each distribution unless the payee notifies us before distribution of an available election not to have any amounts withheld. In certain circumstances, we may be required to withhold tax. The withholding rates for the taxable portion of periodic annuity payments are the same as the withholding rates for wage payments. In addition, the withholding rate for the taxable portion of non-periodic payments (including withdrawals prior to the maturity date and conversions of, or rollovers from, non-Roth IRAs to Roth IRAs) is 10%. The withholding rate for eligible rollover distributions is 20%.

                           DISTRIBUTION OF CONTRACTS

The Contracts are sold by licensed insurance agents in those states where the Contract may be lawfully sold. The agents are also registered representatives of registered broker-dealers who are members of the National Association of Securities Dealers, Inc. Sales commissions may vary, but are not expected to exceed 6.25% of Purchase Payments. In addition to commissions, we may pay additional promotional incentives, in the form of cash or other compensation, to selling broker-dealers. These incentives may be offered to certain licensed broker-dealers that sell or are expected to sell certain minimum amounts during specified time periods. The Contracts are distributed through the principal underwriter for the Separate Account:

                         Investors Brokerage Services, Inc. ("IBS")
                         1 Kemper Drive
                         Long Grove, Illinois, 60049

IBS is our wholly-owned subsidiary. IBS enters into selling group agreements with affiliated and unaffiliated broker-dealers. All of the investment options are not available to all Owners. The investment options are available only under Contracts that are sold or serviced by broker-dealers having a selling group agreement with IBS authorizing the sale of Contracts with the investment options specified in this Prospectus. Other distributors may sell and service contracts with different investment options.

                                 VOTING RIGHTS

Proxy materials in connection with any Fund shareholder meeting are delivered to each Owner with Subaccount interests invested in the Fund as of the record date. Proxy materials include a voting instruction form. We vote all Fund shares proportionately in accordance with instructions received from Owners. We will also vote any Fund shares attributed to amounts we have accumulated in the Subaccounts in the same proportion that Owners vote. A Fund is not required to hold annual shareholders' meetings. Funds hold special meetings as required or deemed desirable for such purposes as electing trustees, changing fundamental policies or approving an investment advisory agreement.

Owners have voting instruction rights regarding a Portfolio based upon the Owner's proportionate interest in the corresponding Subaccount as measured by units. Owners have voting rights before surrender, the Annuity Date or the death of the Annuitant. Thereafter, the payee entitled to receive Variable Annuity payments has voting rights. During the Annuity Period, Annuitants' voting rights decrease as Annuity Units decrease.

                   REPORTS TO CONTRACT OWNERS AND INQUIRIES

Each quarter, we send you a statement showing amounts credited to each Subaccount and to the Guarantee Period Value. In addition, if you transfer amounts among the investment options or make additional unscheduled payments, you will receive written confirmation of these transactions. We will also send a current statement upon your request. We also send you annual and semi-annual reports for the Portfolios that correspond to the Subaccounts in which you invest and a list of the securities held by that Portfolio.

You will have access to Contract information through the Interactive Voice Response System (IVR) at (888) 477-9700. You will also be able to access your account information from our website at www.zurichkemper.com.

You may also direct inquiries to the selling agent or may call 1-888-477-9700 or write to Kemper Investors Life Insurance Company, Customer Service, 1 Kemper Drive, Long Grove, Illinois 60049.

                             DOLLAR COST AVERAGING

Under our Dollar Cost Averaging program ("DCA"), you designate a portion of the Fixed Account, Kemper Money Market or Kemper Government Securities Subaccount Value to be transferred on a monthly or quarterly basis to the Subaccounts. The DCA program is available only during the Accumulation Period. DCA to the MVA Options are not permitted. The DCA theoretically gives you a lower average cost per unit over time than you would receive if you made a one time purchase of the selected Subaccounts. There is no guarantee that DCA will produce that result.

The first DCA will occur on the requested beginning date. If the requested beginning date is a non-business day, the first DCA will occur on the first business day prior to the requested beginning date. If you do not provide a requested beginning date, the first DCA will occur on the first business day following receipt of your request. We will delay the beginning date if information is missing from your request or if your request is deemed not in good order. Subsequent DCA transfers will occur, every one or three months, on the same day of the month as the initial DCA transfer. If a subsequent DCA transfer is scheduled for a non-business day, the transfer will take place on the business day prior to the scheduled DCA transfer date.

                          SYSTEMATIC WITHDRAWAL PLAN

We offer a Systematic Withdrawal Plan ("SWP") allowing you to pre-authorize periodic withdrawals during the Accumulation Period. You instruct us to withdraw selected amounts from the Fixed Account, Subaccounts, or Guarantee Periods on a monthly, quarterly, semi-annual or annual basis. Withdrawals taken under the SWP may be subject to the 10% tax penalty on early withdrawals and to income taxes and may be subject to 20% withholding. If you are interested in SWP, you may obtain an application and information concerning this program and its restrictions from us or your agent. We give thirty days' notice if we amend the SWP. The SWP may be terminated at any time by you or us.

                           ASSET ALLOCATION SERVICE

You may elect, where available, to enter into a separate investment advisory agreement with our affiliate, PMG Asset Management, Inc. ("PMG"). PMG is registered as an investment adviser with the SEC. For a fee, PMG provides a discretionary asset allocation service under its Managed Investment Advisory Account ("MIAA") which is fully described in a separate disclosure statement. Under an agreement with PMG, BARRA RogersCasey ("BARRA") performs certain functions for the MIAA program. BARRA is an unaffiliated registered investment adviser. MIAA is not currently available in all states or through all distributors.

A.  SUMMARY OF THE SERVICE PROVIDED.


Under MIAA, your Contract Value is allocated among certain Subaccounts and the Fixed Account. PMG selects the appropriate allocation model based on your financial objectives and risk tolerance, utilizing BARRA's proprietary analysis of the Subaccounts and the underlying Funds. PMG then periodically transfers Contract Value between the Subaccounts and between the Subaccounts and the Fixed Account, in accordance with your selected allocation model. Currently, if you enroll in the MIAA program, all of your Contract Value must be placed under the MIAA program. If you transfer your Contract Value placed under the MIAA program, your participation in the MIAA program will automatically end. In the future, however, we expect to make changes to permit you to place only a portion of your Contract Value under the MIAA program and to manage the remainder yourself.

B.  MIAA CHARGES.


PMG's annual charge for the MIAA program is one-half of one percent (.50%) of the Contract Value allocated under the MIAA program. The MIAA Expense is paid by quarterly withdrawals from your Contract Value. The quarterly MIAA Expense with respect to the amount in each Subaccount covered by the MIAA program equals the average daily number of units in that Subaccount covered by the MIAA program, multiplied by the ending unit value for that Subaccount plus amounts in the Fixed Account covered by the MIAA program, and multiplied by .125%. You will also be charged an MIAA Initial Set Up Fee ("Set Up Fee") of $30.00. The MIAA Expense and Set Up Fee are in addition to the Contract Charges and Expenses appearing in the "Summary of Expenses".

C.  TAX TREATMENT OF FEES AND CHARGES.


This discussion is not exhaustive and is not intended as tax advice. A qualified tax adviser should always be consulted in the application of the law to individual circumstances.

For Qualified Contracts, the MIAA Expense and Set Up Fee will not be treated as taxable distributions. For Non-Qualified Contracts, payments of MIAA Expense and Set Up Fee are treated as a taxable event. This means the MIAA Expense and Set Up Fee are taxable distributions to you and may subject you to an additional 10% tax penalty.

D. RISKS TO YOU.


When you elect the MIAA program, you understand that:

 . all investments involve risk, the amount of which may vary significantly,

 . performance cannot be predicted or guaranteed, and

 . the value of your allocations in the Subaccounts will fluctuate due to market conditions and other factors.

PMG has not authorized anyone to make any guarantee, either written or oral, that your investment objectives will be met.

PMG seeks to perform services in a professional manner. However, except for negligence, malfeasance, or violations of applicable law, PMG and its officers, directors, agents and employees are not liable for any action performed or omitted to be performed or for any errors of judgment in your asset allocation or in transferring your Contract Value. The federal securities laws impose liabilities under certain circumstances on persons who act in good faith and, therefore, nothing herein in any way constitutes a waiver or limitation on any rights that you may have under federal securities laws.

E.  TERMINATION.

You may terminate your participation in the MIAA program at any time by contacting us. If you terminate within 5 business days of enrolling in the MIAA program, you will not be charged any MIAA Expense or Set Up Fee. Otherwise, you will be charged any unpaid MIAA Expense for the period before your termination, and your Set Up Fee will not be refunded. PMG reserves the right, however, to waive the collection of unpaid MIAA Expense upon termination.

F.  CONFLICTS OF INTEREST.

The MIAA program is marketed directly by officers of PMG and through solicitors who recommend the MIAA program, but who have no discretionary investment authority. The PMG solicitor is a registered representative with a broker-dealer registered under the Securities Exchange Act of 1934. As such, the PMG solicitor may receive or may have received commissions for your purchase of your Contract. PMG solicitors may also receive a portion of the MIAA Expense (See "MIAA Charges") as compensation. You will be charged the same fees for the MIAA program whether or not a PMG solicitor is involved. Since the PMG solicitor may receive commissions for the purchase of your Contract and may receive a portion of the MIAA Expense charged to your Contract, there is a potential for a conflict of interest.

                                    EXPERTS
                          [TO BE UPDATED BY AMENDMENT]

The consolidated balance sheets of KILICO as of [December 31, 1999 and 1998] and the related consolidated statements of operations, comprehensive income, stockholder's equity, and cash flows for the years ended [December 31, 1999, 1998 and 1997] have been included herein and in the registration statement in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

Legal matters with respect to our organization, our authority to issue annuity contracts and the validity of the Contract, have been passed upon by Debra P. Rezabek, our Senior Vice President, General Counsel and Corporate Secretary. Jorden Burt Boros Cicchetti Berenson & Johnson, LLP, Washington, D.C., has advised us on certain legal matters concerning federal securities laws applicable to the issue and sale of the Contracts.

                             SPECIAL CONSIDERATIONS

We reserve the right to amend the Contract to meet the requirements of federal or state laws or regulations. We will notify you in writing of these amendments.

Your rights under a Contract may be assigned as provided by law. An assignment will not be binding upon us until we receive a written copy of the assignment. You are solely responsible for the validity or effect of any assignment. You, therefore, should consult a qualified tax advisor regarding the tax consequences, as an assignment may be a taxable event.

                             AVAILABLE INFORMATION


We are subject to the informational requirements of the Securities Exchange Act of 1934 and file reports and other information with the SEC. These reports and other information can be inspected and copied at the SEC's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. and 500 West Madison, Suite 1400, Northwestern Atrium Center, Chicago, Illinois. Copies also can be obtained from the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates or at the SEC's Web Site (http://www.sec.gov).

We have filed registration statements (the "Registration Statements") relating to the Contracts with the SEC under the Securities Act of 1933 and the Investment Company Act of 1940. This Prospectus has been filed as part of the Registration Statements and does not contain all of the information set forth in the Registration Statements. These Registration Statements contain further information about us and the Contracts. The Registration Statements may be inspected and copied, and copies can be obtained at prescribed rates, as mentioned above.

                                    BUSINESS
                          [TO BE UPDATED BY AMENDMENT]

Corporate structure

KILICO was founded in 1947 and is incorporated under the insurance laws of the State of Illinois. We are licensed in the District of Columbia and all states except New York. We are a wholly-owned subsidiary of Kemper Corporation ("Kemper"), a non-operating holding company. KILICO and Kemper are wholly-owned subsidiaries of Zurich Financial Services ("ZFS" or "Zurich"). ZFS is owned by Zurich Allied AG and Allied Zurich p.l.c., fifty-seven percent and forty-three percent, respectively. Zurich Allied AG is listed on the Swiss Market Index. Allied Zurich p.l.c. is included in the FTSE-100 Share Index in London.

Strategic initiatives

Our management, operations and strategic directions are integrated with those of several other Kemper subsidiaries:

 . Federal Kemper Life Assurance Company ("FKLA"),

 . Zurich Life Insurance Company of America ("ZLICA"), and

 . Zurich Direct, Inc., ("ZD").

This integration streamlines management, controls costs, improves profitability, increases operating efficiencies and productivity, and helps to expand the companies' distribution capabilities. Headquartered in Long Grove, Illinois, FKLA markets term and interest-sensitive life insurance, as well as certain annuity products through brokerage general agents and other independent distributors. ZLICA markets term life insurance products primarily through ZD. ZD is an affiliated direct marketing life insurance agency currently marketing basic, low-cost term life insurance through various marketing media.

Over the last several years, we increased the competitiveness of our variable annuity products by adding multiple variable subaccount investment options and investment managers to existing variable annuity products. In 1997, we introduced a non-registered individual and group variable bank-owned life insurance contract ("BOLI") and a series of individual variable life insurance contracts. In 1998, we introduced a new registered individual variable annuity product with 37 variable subaccount investment options and various investment managers.

Narrative description of business

We offer both individual fixed-rate (general account) and individual and group variable (separate account) annuity contracts, as well as individual term life, universal life and individual and group variable life insurance products through various distribution channels. We offer investment-oriented products, guaranteed returns or a combination of both, to help policyholders meet multiple insurance and financial objectives. Financial institutions, securities brokerage firms, insurance agents and financial planners are important distribution channels for our products. Our sales mainly consist of deposits received on certain long duration annuity and variable life insurance contracts as well as reinsurance premiums assumed from FKLA.

Our fixed and variable annuities generally have surrender charges that are a specified percentage of policy values and decline as the policy ages. General account annuity and interest-sensitive life policies are guaranteed to accumulate at specified interest rates but allow for periodic crediting rate changes.

Over the last several years, in part reflecting the current interest rate environment, we have increased our emphasis on marketing our existing and new separate account products. Unlike the fixed-rate annuity business where we manage spread revenue, these variable products pose minimal investment risk for us, as policyholders direct their premium to one or more subaccounts that invest in underlying investment funds. We, in turn, receive administrative fee revenue on these variable products which compensates us for providing death benefits potentially in excess of cash surrender values. In addition, on variable life insurance contracts, cost of insurance charges compensate us for providing death benefit coverage substantially in excess of surrender values.

As a result of this strategy, our separate account assets and related sales of our variable annuity and life products have increased over the last couple of years. KILICO's separate account assets and sales were as follows (in millions):

                                                       December 31
                                              --------------------------------
                                                1999       1998       1997
                                              --------- ---------- -----------
     Separate account assets..........        $ 9,778.1 $  7,099.2 $   5,122.0
                                              ========= ========== ===========

                                                  Year Ended December 31
                                             ---------------------------------
                                               1999        1998         1997
                                             --------   ---------    ---------
     Variable annuity sales.............     $  468.9    $  300.4     $  259.8
     Variable life sales................      1,661.1     1,523.0      2,708.6
                                             --------    --------     --------
         Total separate account sales...     $2,130.0    $1,823.4     $2,968.4
                                             ========    ========     ========

During mid-1998, we introduced DESTINATIONS, a registered individual variable annuity product. DESTINATIONS offers 37 variable subaccount investment options with various investment managers, ten guarantee period accounts and a fixed account, dollar cost averaging and a guaranteed retirement income benefit option.

During mid-1997, we introduced variable BOLI, a group variable life insurance contract that is primarily marketed to banks and other large corporate entities. Also in 1997, we issued a series of non-registered variable individual universal life insurance contracts that are marketed primarily to high net worth individuals. Significant fluctuations in our sales of the variable life products are due mainly to the nature of the BOLI product--high dollar volume per sale, low frequency of sales--and the uncertainty surrounding BOLI's tax advantaged status since the release of the Clinton Administration's fiscal year budgets, from 1998 through 2001.

Investors Brokerage Services, Inc., ("IBS"), our wholly-owned subsidiary, is the principal underwriter and distributor of our registered variable annuity and variable life products. IBS, Life Insurance Solutions, L.L.C., an affiliate, and Benefit Finance Securities, L.L.C., a non-affiliate, are distributors of our BOLI and high net worth products.

Current crediting rates, a conservative investment strategy and the interest rate environment have impacted our general account fixed annuity sales over the last several years. Our general account fixed annuity sales were as follows (in millions):

                                                           Year Ended
                                                           December 31
                                                  ---------------------------
                                                    1999      1998      1997
                                                  ------    -------   -------
     General account fixed annuity sales.......   $383.8     $179.9    $145.7
                                                  ======    =======   =======

Our general account fixed annuity sales increased $203.9 million in 1999, compared with 1998. This increase is primarily due to strong sales of the new variable annuity product introduced in mid-1998 that offers both a variable and a fixed option, including dollar cost averaging. Dollar cost averaging allows contractholders the option to deposit amounts in the general account and authorize pro-rated amounts to be automatically transferred into the separate account over a specified period of time in order to reduce the effects of significant market fluctuations.

During 1999, 1998 and 1997, we assumed $21.3 million, $21.6 million and $21.1 million, respectively, of term life insurance premiums from FKLA. Excluding the amounts assumed from FKLA, our total term life sales, including new and renewal premiums, net of reinsurance ceded, amounted to $677 thousand in 1999, compared with $846 thousand in 1998 and $1.1 million in 1997.

Federal income tax developments

In early 2000, the Clinton Administration's Fiscal Year 2001 Budget ("Budget") was released and contained certain proposals to change the taxation of BOLI. It is currently unknown whether or not these proposals will be accepted, amended or omitted in the final Budget approved by Congress. If the current Budget proposals are accepted, BOLI contracts may no longer be tax advantaged products and therefore less attractive to those customers who purchase them in recognition of their favorable tax attributes. Additionally, sales of these products during 2000 may also be negatively impacted until the likelihood of the current proposals being enacted into law has been determined.

NAIC ratios

The National Association of Insurance Commissioners (the "NAIC") annually calculates certain statutory financial ratios for most insurance companies in the United States. These calculations are known as the Insurance Regulatory Information System ("IRIS") ratios. Currently, twelve IRIS ratios are calculated. The primary purpose of the ratios is to provide an "early warning" of any negative developments. The NAIC reports a company's ratios to state regulators who may then contact the company if three or more ratios fall outside the NAIC's "usual ranges".

Based on statutory financial data as of December 31, 1999, we had three ratios outside the usual ranges; the change in capital and surplus ratios, gross and net, and the change in reserving ratio. Our change in capital and surplus ratios, both gross and net is due to the payment of dividends to Kemper in 1999 of $115.0 million. Our change in reserving ratio primarily reflected the level of interest-sensitive life surrenders and withdrawals during 1999, as well as an increase in individual variable life renewal premiums, as compared to 1998. The increase in individual variable life renewal premiums in 1999 is mainly due to an increase in sales of individual universal life insurance in 1998. Other than certain states requesting quarterly financial reporting and/or explanations of the underlying causes for certain ratios, no state regulators have taken any action due to our IRIS ratios for 1999 or earlier years.

Risk-based capital, asset adequacy and codification

Under Illinois' asset adequacy and risk-based capital rules, state regulators may mandate remedial action for inadequately reserved or inadequately capitalized companies. The asset adequacy rules are designed to assure that assets supporting reserves are adequate to cover liabilities under a variety of economic scenarios. The focus of risk-based capital rules is a risk-based formula that applies prescribed factors to various risk elements in an insurer's business and investments to develop a minimum capital requirement designed to be proportional to the amount of risk assumed by the insurer. We have capital levels substantially exceeding any that would mandate action under the risk-based capital rules and are in compliance with applicable asset adequacy rules.

In March 1998, the NAIC approved the codification of statutory accounting principles. Codification is effective January 1, 2001. We have not quantified the impact that codification will have on our statutory financial position or results of operations.

Reserves and reinsurance

The following table provides a breakdown of our reserves for future policy benefits by product type (in millions):

                                                      December 31  December 31
                                                         1999         1998
                                                      -----------  -----------
     General account annuities.......................    $2,729       $2,864
     Interest-sensitive life insurance and other.....       671          688
     Term life reserves..............................         9            9
     Ceded future policy benefits....................       310          345
                                                         ------       ------
               Total.................................    $3,719       $3,906
                                                         ======       ======

Ceded future policy benefits shown above reflect coinsurance (indemnity reinsurance) transactions where we insured liabilities of approximately $516 million in 1992 and $416 million in 1991 with an affiliate, Fidelity Life Association, A Mutual Legal Reserve Company ("FLA"). FLA shares directors management, operations and employees with FKLA pursuant to an administrative and management services agreement. FLA produces policies not produced by FKLA or KILICO as well as other policies similar to certain FKLA policies. At December 31, 1999 and 1998, our reinsurance reserve credit from FLA related to these coinsurance transactions totaled approximately $309.7 million and $344.8 million, respectively. Utilizing FKLA's employees, we are the servicing company for this coinsured business and are reimbursed by FLA for the related servicing expenses.

During December 1997, we entered into a funds withheld reinsurance agreement with a Zurich affiliated company, Zurich Insurance Company, Bermuda Branch ("ZICBB"), formerly ZC Life Reinsurance Limited. Under the terms of this agreement, we ceded, on a yearly renewable term basis, 90 percent of the net amount at risk (death benefit payable to the insured less the insured's separate account cash surrender value) related to BOLI, which is held in our separate accounts. As consideration for this reinsurance coverage, we cede separate account fees (cost of insurance charges) to ZICBB and retain a portion in a funds withheld account which is included as a component of benefits and funds payable in the accompanying consolidated balance sheets. During 1998, we modified the reinsurance agreement to increase the reinsurance from 90 percent to 100 percent.

The following table contains amounts related to the BOLI funds withheld reinsurance agreement (in millions):

Bank Owned Life Insurance (BOLI)
(in millions)

                                                           Year Ended
                                                           December 31
                                                 ------------------------------
                                                   1999        1998       1997
                                                 ---------  ---------  --------
     Face amount in force....................    $ 82,021   $ 66,186   $ 59,338
                                                 ========   ========   ========
     Net amount at risk ceded................    $(75,979)  $(62,160)  $(51,066)
                                                 ========   ========   ========
     Cost of insurance charges ceded.........    $  166.4   $  175.5   $   24.3
                                                 ========   ========   ========

Funds withheld account......................................................         $  263.4          $  170.9          $   23.4
                                                                                     ========          ========          ========

We have a funds withheld account ("FWA") supporting reserve credits on reinsurance ceded on the BOLI product. Amendments to the reinsurance contracts during 1998 changed the methodology used to determine increases to the FWA. A substantial portion of the FWA was marked-to-market based predominantly upon the total return of the Government Bond Division of the KILICO Variable Series I Separate Account. During 1998, we recorded a $2.5 million increase to the FWA related to this mark-to-market. In November 1998, to properly match revenue and expenses, we had also placed assets supporting the FWA in a segmented portion of our General Account. This portfolio was classified as "trading" under Statement of Financial Accounting Standards No. 115 ("FAS 115") at December 31, 1998 and through November 30, 1999. FAS 115 mandates that assets held in a trading account be valued at fair value, with changes in fair value flowing through the income statement as realized capital gains and losses. During 1998, we recorded a realized capital gain of $2.8 million upon transfer of these assets from "available for sale" to the trading portfolio as required by FAS 115. In addition, we recorded realized capital losses of $7.3 million and $0.2 million related to the changes in fair value of this portfolio during 1999 and 1998, respectively.

Due to a change in the reinsurance strategy related to the BOLI product, effective December 1, 1999, we no longer marked-to-market a portion of the FWA liability and therefore no longer designated the related portion of assets as "trading". As a result, changes in fair value to the FWA and the assets supporting the FWA no longer flow through our operating results.

In 1996, we assumed, on a yearly renewable term basis, term life insurance from FKLA. As a result of this transaction, we recorded reserves in 1999 and 1998 of approximately $8.0 million and $8.5 million, respectively.

Competition

We are in a highly competitive business. We compete with a large number of other stock and mutual life insurance companies, many of which are larger financially, although none is truly dominant in the industry. With our emphasis on annuity products, we also compete for savings dollars with securities brokerage and investment advisory firms as well as other institutions that manage assets, produce financial products or market other types of investment products.

Our principal methods of competition continue to be innovative products, often designed for selected distribution channels and economic conditions, as well as appropriate product pricing, careful underwriting, expense control and the quality of services provided to policyholders and agents.

To address our competition, we have adopted certain business strategies. These include:

   . systematic review of investment risk and our capital position,

   . customer segmentation and focus,

   . continued focus on existing and new variable annuity and variable life insurance products,

   . distribution through diversified channels, and

   . ongoing efforts to continue as a low-cost provider of insurance products and high-quality services to agents and policyholders through the use of technology.

Employees

At December 31, 1999, we used the services of approximately 940 employees of FKLA, which are also shared with FLA and ZLICA.

Regulation

We are generally subject to regulation and supervision by the insurance departments of Illinois and other jurisdictions where we are licensed to do business. These departments enforce laws and regulations designed to assure that insurance companies maintain adequate capital and surplus, manage investments according to prescribed character, standards and limitations and comply with a variety of operational standards. The departments also make periodic examinations of individual companies and review annual and other reports on the financial condition of each company operating within their respective jurisdictions. Regulations, which often vary from state to state, cover most aspects of the life insurance business, including market practices, policy forms and accounting and financial reporting procedures.

Insurance holding company laws enacted in many states grant additional powers to state insurance commissioners to regulate acquisition of and by domestic insurance companies, to require periodic disclosure of relevant information and to regulate certain transactions with related companies. These laws also impose prior approval requirements for certain transactions with affiliates and generally regulate dividend distributions by an insurance subsidiary to its holding company parent.

In addition, certain of our variable life insurance and annuity products, and the related separate accounts, are subject to regulation by the Securities and Exchange Commission (the "SEC").

We believe we are in compliance in all material respects with all applicable regulations.

Investments

A changing marketplace has affected the life insurance industry. To accommodate customers' increased preference for safety over higher yields, we have systematically reduced our investment risk and strengthened our capital position.

We carefully monitor our cash flow and regularly and systematically plan our investment program to provide funds to meet all obligations and to optimize investment return. An affiliated company, Zurich Scudder Investments, Inc. ("ZSI") and its subsidiaries and affiliates, manages our securities portfolio. A majority-owned Kemper real estate subsidiary handles our real estate related investments. Our board of directors directs our investment policy. Our investment strategies take into account the nature of each annuity and life insurance product, the respective crediting rates and the estimated future policy benefit maturities.

Forward-looking statements

All statements, trend analyses and other information contained in this Prospectus and elsewhere (such as in our filings with the SEC, press releases, presentations by KILICO or its management or oral statements) about markets for our products and trends in our operations or financial results, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," and other similar expressions, constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause actual results to be materially different from those contemplated by the forward-looking statements. These factors include, among other things:

 . general economic conditions and other factors, including prevailing interest rate levels and stock market performance, which may affect our ability to sell our products, the market value of our investments and the lapse rate and profitability of our contracts,

 . our ability to achieve anticipated levels of operational efficiencies through certain cost-saving initiatives,

 . customer response to new products, distribution channels and marketing initiatives,

 . mortality, morbidity, and other factors which may affect the profitability of our insurance products,

 . changes in the federal income tax laws and regulations which may affect the relative tax advantages of some of our products,

 . increasing competition which could affect the sale of our products,

 . regulatory changes or actions, including those relating to regulation of financial services affecting (among other things) bank sales and underwriting of insurance products, regulations of the sale and underwriting and pricing of insurance products, and

 . the risk factors or uncertainties listed from time to time in our filings with the SEC.

                                  PROPERTIES

We primarily share 84,270 sq. ft. of office space leased by FKLA from Lumbermens Mutual Casualty Company, a former affiliate, ("Lumbermens"), located in Long Grove, Illinois. We also share 93,666 sq. ft. of office space leased by FKLA and ZLICA from

Zurich American Insurance Company, an affiliate, located in Schaumburg,
Illinois.

                               LEGAL PROCEEDINGS

KILICO has been named as defendant in certain lawsuits incidental to our insurance business. Based upon the advice of legal counsel, our management believes that the resolution of these various lawsuits will not result in any material adverse effect on KILICO's consolidated financial position. There are no material legal proceedings pending to which the Separate Account or IBS is a party.

                            SELECTED FINANCIAL DATA
                          [TO BE UPDATED BY AMENDMENT]

The following table sets forth selected financial information for KILICO for the five years ended December 31, 1999, and for the opening balance sheet as of the acquisition date, January 4, 1996. Such information should be read in conjunction with KILICO's consolidated financial statements and notes thereto included in this Prospectus. All amounts are shown in millions.

                                                                                                              Preacquisition
                                                                                                            ------------------
                                                                                                               December 31
                                                                                                            ------------------
                                          December 31  December 31  December 31  December 31   January 4
                                             1999         1998         1997         1996        1996(2)            1995
                                          -----------  -----------  -----------  -----------  ------------  ------------------
Total revenue...........................    $   363.4    $   419.7    $   425.5     $  356.2  $  --               $   68.1(1)
                                            =========    =========    =========     ========  =========           ========
Net income excluding
  realized investment
  results...............................    $    51.1    $    31.4    $    31.9     $   25.6  $  --               $   74.2
                                            =========    =========    =========     ========  =========           ========
Net income (loss).......................    $    44.9    $    65.1    $    38.7     $   34.4  $  --               $ (133.0)(1)
                                            =========    =========    =========     ========  =========           ========
Financial summary
Total separate account
  assets................................    $ 9,778.1    $ 7,099.2    $ 5,122.0     $2,127.2   $1,761.1           $1,761.1
                                            =========    =========    =========     ========   ========           ========
Total assets............................    $14,655.7    $12,239.7    $10,589.7     $7,717.9   $7,682.7           $7,581.7
                                            =========    =========    =========     ========   ========           ========
Future policy benefits..................    $ 3,409.1    $ 3,561.6    $ 3,856.9     $4,256.5   $4,585.1           $4,573.2
                                            =========    =========    =========     ========   ========           ========
Stockholder's equity....................    $   630.0    $   853.9    $   865.6     $  751.0   $  745.6           $  605.9
                                            =========    =========    =========     ========   ========           ========

__________

(1) Real estate-related investment losses adversely impacted total revenue and net loss for 1995. These losses reflect a change in our strategy with respect to our real estate-related investments resulting from the January 4, 1996 acquisition of Kemper by the Zurich-led investor group.

(2) The consolidated information presented as of the acquisition on January 4, 1996 is accounted for using the purchase method of accounting.

             SUPPLEMENT TO MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                  INCLUDING THREE MONTHS ENDED [MARCH 31, 2000]

                         [TO BE UPDATED BY AMENDMENT]
                         ----------------------------

The following discussion supplements the Management's Discussion and Analysis appearing on page 42 of this Prospectus.

RESULTS OF OPERATIONS

We recorded net income of $10.7 million in the first quarter of 2000, compared with net income of $10.6 million in the first quarter of 1999.

The following table reflects the components of net income:

Net income:
(in millions)

                                                                                      Three months ended
                                                                                           March 31
                                                                                    ------------------------
                                                                                       2000          1999
                                                                                    ----------   -----------
               Operating earnings before amortization of goodwill...............      $ 15.3       $ 14.4
               Amortization of goodwill.........................................        (3.2)        (3.2)
               Net realized capital losses......................................        (1.4)         (.6)
                                                                                      ------       ------
                 Net income.....................................................      $ 10.7       $ 10.6
                                                                                      ======       ======

The following table reflects the major components of net realized capital gains and losses included in net income.

Net realized capital gains (losses)
(in millions)

                                                                                       Three months ended
                                                                                             March 31
                                                                                   ----------------------------
                                                                                      2000              1999
                                                                                   ----------        ----------
               Fixed maturities...........................................           $(2.3)            $(1.0)
               Trading account securities-holding losses..................              --              (1.9)
               Equity securities..........................................              .1                .7
               Real estate-related investments............................              .1               1.3
                                                                                     -----             -----
               Realized investment losses.................................            (2.1)              (.9)
               Income tax benefit.........................................             (.7)              (.3)
                                                                                     -----             -----
               Net realized capital losses................................           $(1.4)            $ (.6)
                                                                                     =====             =====

Operating earnings before amortization of goodwill increased to $15.3 million in the first quarter of 2000, compared with $14.4 million in the first quarter of 1999. This increase was primarily due to:

 . an increase in spread revenue (net investment income less interest credited to policyholders)

 . an increase in non-BOLI separate account fees, offset by

 . an increase in commissions and operating expenses, net of the deferral of insurance acquisition costs

 . an increase in claims incurred and other policyholder benefits

The following table reflects our sales:

Sales
(in millions)

                                                                                                          Three Months
                                                                                                              Ended
                                                                                                             March 31
                                                                                                      ---------------------
                                                                                                         2000        1999
                                                                                                      ----------   --------
                           Annuities:

                         General account........................................................            $123.3   $ 62.5
                         Separate account.......................................................             179.2     95.6
                                                                                                            ------   ------
                           Total annuities......................................................             302.5    158.1
                                                                                                            ------   ------
                     Life insurance:
                      Separate account bank-owned life insurance ("BOLI").......................             112.8    667.2
                      Separate account variable universal life insurance........................               5.8     11.0
                      Term life.................................................................               5.0      5.3
                      Interest-sensitive life...................................................                .1       --
                                                                                                            ------   ------
                            Total life..........................................................             123.7    683.5
                                                                                                            ------   ------
                     Total sales................................................................            $426.2   $841.6
                                                                                                            ======   ======

Sales of annuity products consist of total deposits received, which are not recorded as revenue within the consolidated statements of operations. General account fixed annuity sales increased $60.8 million in the first quarter of 2000, compared with the first quarter of 1999. Separate account variable annuity sales increased $83.6 million in the first quarter of 2000, compared with the first quarter of 1999. The increase in general account and separate account sales was primarily due to continued strong sales of our latest variable annuity product that offers both a variable option and a fixed option, including dollar cost averaging.

Sales of variable annuities increase administrative fees earned, and they pose minimal investment risk for us, as policyholders allocate net premium to one or more subaccounts that invest in underlying investment funds which invest in stocks and bonds.

The decrease in BOLI sales in 2000 was primarily due to the nature of the BOLI product -- high dollar volume per sale, low frequency of sales.

Spread revenue increased in the first three months of 2000, compared with the same period in 1999, due to a decrease in interest credited to policyholders and a modest increase in investment income. The increase in investment income is primarily due to the reinvestment of 1999 and 2000 sales proceeds, maturities and prepayments at higher yields due to funds being directed to higher yielding securities, and the overall increasing interest rate environment. This increase is offset by a decrease in cash and invested assets from the 1999 levels, reflecting the surrender and withdrawal activity of 1999 and the dividends paid to Kemper Corporation in 1999. Also contributing to this decrease in cash and invested assets is the ongoing exchanges from the fixed to the variable option of in-force annuity policies, primarily reflecting the dollar cost averaging option mentioned above. The decrease in interest credited was primarily due to a decrease in policyholder liabilities due to surrender and withdrawal activity in 1999 and a decrease in crediting rates in 2000 and 1999.

Separate account fees and charges consist of the following as of March 31, 2000 and 1999:
(in millions)

                                                                                                      Three Months Ended
                                                                                                            March 31
                                                                                                     ---------------------
                                                                                                         2000       1999
                                                                                                     -----------  --------
                     Separate account fees on non-BOLI variable life and Annuities............         $ 15.5       $ 10.7
                     BOLI cost of insurance charges and fees -- direct(3).....................           44.0         46.5
                     BOLI cost of insurance charges - ceded(1)(3).............................          (46.2)       (46.0)
                     BOLI premium tax expense loads (2).......................................            1.9         11.4
                                                                                                       ------       ------
                            Total.............................................................         $ 15.2       $ 22.6
                                                                                                       ======       ======

__________

(1) Includes $3.5 million and $(0.8) million of cost of insurance charges ceded related to appreciation (depreciation) of the BOLI funds withheld account during 2000 and 1999, respectively.

(2) There is a corresponding offset in taxes, licenses and fees.

(3) No commissions were paid on BOLI.

Separate account fees on non-BOLI variable life and annuities increased during the first quarter of 2000, compared with 1999, primarily due to new sales during 1999 and 2000.

BOLI cost of insurance charges and fees decreased $2.7 million in the first quarter of 2000, compared with 1999, primarily reflecting a decrease in the net cost of insurance charges on the mortality-rated BOLI contracts.

BOLI premium tax expense loads decreased in 2000, compared with 1999, due to the decrease in BOLI sales in 2000.

Policyholder surrenders, withdrawals and death benefits were as follows:

(in millions)

                                                                                 Three Months  Ended
                                                                                       March 31
                                                                             -----------------------------
                                                                                  2000             1999
                                                                             ------------      -----------
                         General account...............................        $157.1            $135.5
                         Separate account..............................         104.9             115.0
                                                                               ------            ------
                         Total.........................................        $262.0            $250.5
                                                                               ======            ======

Reflecting the current interest rate environment and other competitive market factors, we adjust our crediting rates on interest-sensitive products over time in order to manage spread revenue and policyholder surrender and withdrawal activity. We can also improve spread revenue over time by increasing investment income.

General account surrenders, withdrawals and death benefits increased $21.6 million in the first quarter of 2000, compared with the first quarter of 1999, reflecting an increase in claims as well as an increase in overall surrenders and withdrawals.

Separate account surrenders, withdrawals and death benefits decreased $10.1 million in the first quarter of 2000, compared with the first quarter of 1999. Contributing to this decrease is a partial withdrawal on a BOLI contract in the first quarter of 1999 of $27.8 million.

Claims and other policyholder benefits increased $1.8 million in the first quarter of 2000, compared with 1999, primarily due to increased death benefits in excess of account values on universal life products.

Taxes, licenses and fees decreased during the first quarter of 2000, compared with 1999, primarily reflecting premium taxes on BOLI. We received a corresponding expense load related to these premium taxes in separate account fees and other charges during the first quarter of 1999 and 2000. Excluding the taxes due on BOLI, taxes, licenses and fees amounted to $1.0 million for the first quarter of 2000, compared with $1.3 million for the same period in 1999.

Commissions expense and the deferral of insurance acquisition costs increased in the first quarter of 2000, compared with the first quarter of 1999, due to the higher level of sales, excluding BOLI.

Operating expenses increased $3.7 million in the first quarter of 2000, compared with the same period in 1999. The primary reason for this increase was an increase in salaries and related benefits due to continued staffing needs for various new business initiatives.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                         [TO BE UPDATED BY AMENDMENT]

RESULTS OF OPERATIONS

We recorded net income of $44.9 million in 1999, compared with net income of $65.1 million in 1998 and $38.7 million in 1997. The decrease in net income in 1999, compared with 1998, was due to a significant decrease in net realized investment results, offset by an increase in operating earnings before amortization of goodwill.

The following table reflects the components of net income:

Net income
(in millions)

                                                                                        Year Ended December 31
                                                                             -------------------------------------------
                                                                                1999           1998              1997
                                                                             ----------     ----------        ----------
                    Operating earnings before
                     amortization of goodwill............................      $ 63.8         $ 44.1            $ 47.2
                    Amortization of goodwill.............................       (12.7)         (12.7)            (15.3)
                    Net realized investment gains (losses)...............        (6.2)          33.7               6.8
                                                                               ------         ------            ------
                        Net income.......................................      $ 44.9         $ 65.1            $ 38.7
                                                                               ======         ======            ======

The following table reflects the major components of net realized investment results included in net income above.

Realized investment results, after tax
(in millions)

                                                                                       Year Ended December 31
                                                                            --------------------------------------------
                                                                               1999             1998             1997
                                                                            ----------       ----------       ----------
                 Real estate-related gains............................        $ 2.7             $26.9            $12.8
                 Fixed maturities and write-downs.....................         (6.3)              1.4             (6.7)
                 Trading account securities...........................         (4.7)              1.7               --
                 Other gains, net.....................................          2.1               3.7              0.7
                                                                              -----             -----            -----
                   Total..............................................        $(6.2)            $33.7            $ 6.8
                                                                              =====             =====            =====

The real estate-related gains over the last three years reflect our adoption of Zurich's strategy for disposition of real estate-related investments. This strategy to reduce exposure to real estate-related investments, as well as improving real estate market conditions in most areas of the country, generated the real estate-related gains during the last three years. Net realized investment losses on fixed maturities in 1999 were primarily the result of rising interest rates throughout the year leading to lower market values in fixed maturity investments. Net realized investment gains on fixed maturities in 1998 were offset by other-than-temporary declines in value of certain U.S. dollar denominated fixed maturity investments which had significant exposure to countries in Southeast Asia, as well as other U.S. dollar denominated securities that had other-than-temporary declines in value in 1998. The net realized investment losses on fixed maturities generated in 1997 arose primarily from the sales of lower yielding U.S. Treasury bonds, collateralized mortgage obligations and corporate bonds, related to ongoing repositionings of our fixed maturity investment portfolio. We reinvested the proceeds from the repositionings, together with cash and short-term investments, into higher yielding corporate bonds and asset-backed securities in 1997.

We used trading account securities to manage our reinsurance strategy on the BOLI product. Effective November 1, 1998, we changed the methodology used to determine the increase to the FWA and a substantial portion of this liability was marked-to-market based predominately upon the total return of the Government Bond Division of KILICO's Variable Series I Separate Account. We also placed assets supporting the FWA in a segmented portfolio and classified this asset segment as "trading" under Statement of Financial Standards No. 115 ("FAS 115") at December 31, 1998 and through November 30, 1999. During 1998, we recorded a net realized capital gain of $2.8 million upon transfer of these assets to the trading portfolio as required by FAS 115. we recorded realized capital losses of $7.3 million and $0.2 million related to the changes in fair values of this portfolio during 1999 and 1998, respectively. Due to a change in the reinsurance strategy related to the BOLI product, effective December 1, 1999, we no longer marked-to-market a portion of the FWA liability and therefore no longer designated the related portion of assets as "trading". As a result, changes in fair value to the FWA and the assets supporting the FWA no longer flow through our operating results.

Other realized investment gains, net, relate primarily to the sale of equity securities as we took advantage of favorable market conditions.

Operating earnings before the amortization of goodwill increased to $63.8 million in 1999, compared with $44.1 million in 1998, primarily due to:

  . an increase in spread revenue (investment income earned less interest credited),

  . an increase in separate account fees and charges,

  . a decrease in claims incurred and other policyholder benefits,

  . a decrease in the amortization of insurance acquisition costs and value of business acquired, offset by

  . an increase in commissions and operating expenses, net of the deferral of insurance acquisition costs.

Operating earnings before the amortization of goodwill decreased to $44.1 million in 1998, compared with $47.2 million in 1997, primarily due to:

  . a decrease in separate account fees and charges,

  . an increase in commissions and operating expenses,

  . an increase in the amortization of insurance acquisition costs, offset by

  . a decrease in taxes, licenses and fees,

  . an increase in the deferral of insurance acquisition costs, and

  . a decrease in the amortization of the value of business acquired.

The following table reflects our sales.

Sales
(in millions)

                                                                                          Year Ended December 31
                                                                                   ------------------------------------
                                                                                        1999         1998       1997
                                                                                   --------------  ---------  ---------
Annuities:
  General account................................................................        $  383.8   $  179.9   $  145.7
  Separate account...............................................................           468.9      300.4      259.8
                                                                                         --------   --------   --------
     Total annuities.............................................................           852.7      480.3      405.5
                                                                                         --------   --------   --------
Life Insurance:
  Separate account bank-owned variable
     universal life ("BOLI").....................................................         1,622.0    1,501.0    2,700.0
  Separate account variable universal
     life........................................................................            39.1       22.0        8.6
  Term life......................................................................            21.9       22.4       22.2
  Interest-sensitive life........................................................             0.7         .2         --
                                                                                         --------   --------   --------
     Total life..................................................................         1,683.7    1,545.6    2,730.8
                                                                                         --------   --------   --------
               Total sales.......................................................        $2,536.4   $2,025.9   $3,136.3
                                                                                         ========   ========   ========

Sales of annuity products consist of total deposits received, which are not recorded as revenue within the consolidated statements of operations. Our general account annuity sales increased $203.9 million in 1999 when compared with 1998. This increase is primarily due to strong sales of the new variable annuity product introduced in the second half of 1998 that offers both a variable and a fixed option, including dollar cost averaging.

Total separate account annuity (variable) sales increased $168.5 million in 1999, compared with 1998, also due to strong sales of the new variable annuity product mentioned earlier. The increase in variable annuity sales in 1998, compared with 1997, was due, in part, to the addition of new separate account investment fund options, the addition of new investment fund managers, a strong overall underlying stock and bond market and the new variable annuity product introduced during 1998.

Sales of variable annuities increase administrative fees earned. In addition, they pose minimal investment risk for us, as policyholders direct their premium to one or more subaccounts that invest in underlying investment funds which invest in stocks and bonds. We believe that the increase in our financial strength and performance ratings in 1999, together with our association with Zurich, will continue to assist in our future sales efforts.

In 1997, we introduced several non-registered variable universal life insurance contracts, BOLI and a series of individual universal life insurance contracts. Sales of BOLI increased $121.0 million to $1,622.0 million in 1999, compared with $1,501.0 million in 1998. Sales of individual variable universal life insurance increased $17.1 million to $39.1 in 1999, compared with $22.0 million in 1998. Strong sales for these products continue due to favorable tax treatment afforded these products as well as the opportunity for potentially higher returns for contractholders. Sales of these separate account variable products, like variable annuities, pose minimal investment risk for us as policyholders also direct their premium to one or more subaccounts that invest in underlying investment funds which invest in stocks and bonds. We receive premium tax and DAC tax expense loads from certain contractholders, as well as administrative fees and cost of insurance charges. These fees and charges compensate us for providing life insurance coverage to the contractholders potentially in excess of their cash surrender values. Face amount of new variable universal life insurance business issued amounted to $16.6 billion in 1999, compared with $7.7 billion in 1998 and $59.6 billion in 1997. The decrease in face amount issued in 1999 and 1998, compared with 1997 is due to a significant portion of renewal premiums in 1999 and 1998 and higher funded policies issued in 1999 and 1998, compared to those issued in 1997.

In 1999, 1998 and 1997 we assumed $21.3 million, $21.6 million and $21.1 million, respectively, of term life insurance premiums from FKLA. Excluding the amounts assumed from FKLA, our total term life sales, including new and renewal premiums, amounted to $677 thousand in 1999, compared with $846 thousand in 1998 and $1.1 million in 1997.

Spread revenue increased in 1999 compared with 1998 and 1997 due to a more modest decrease in investment income than in interest credited. Investment income decreased in 1999, compared with 1998 and 1997 due to several factors. These factors include a decrease in cash and invested assets from the 1998 and 1997 levels, reflecting the surrender and withdrawal activity during the last three years, dividends paid to Kemper during 1999 and 1998 and the reinvestment of 1998 sales proceeds and collateralized mortgage obligation ("CMO") prepayments at lower yields due to the lower interest rate environment in 1998. Net investment income was also negatively impacted by the placement of a real estate-related investment on non-accrual status effective January 1, 1999. With overall interest rates increasing during 1999, sales proceeds, maturities and prepayments were reinvested at higher yields during 1999.

The decrease in interest credited in 1999, compared with 1998 and 1997, was primarily due to a decrease in policyholder liabilities resulting from surrender and withdrawal activity over the last three years and a decrease in crediting rates during 1999 and 1998.

Investment income was also reduced over the last three years reflecting purchase accounting adjustments related to the amortization of premiums on fixed maturity investments. Under purchase accounting, the fair value of our fixed maturity investments as of January 4, 1996, the date Kemper was acquired by Zurich, became our new cost basis in the investments. The difference between the new cost basis and original par is then amortized against investment income over the remaining effective lives of the fixed maturity investments. As a result of the interest rate environment as of January 4, 1996, the market value of our fixed maturity investments was approximately $133.9 million greater than original par. Premium amortization decreased investment income by approximately $7.8 million in 1999, compared with $14.4 million in 1998 and $15.3 million in 1997.

Administrative fees received from our separate account products of $46.1 million in 1999, compared with $38.3 million and $31.0 million in 1998 and 1997, respectively, are included in separate account fees and charges. Administrative fee revenue increased in each of the last three years due to growth in average separate account assets.

Cost of insurance ("COI") charges related to variable universal life insurance, primarily BOLI, of $167.9 million, $167.6 million and $27.6 million in 1999, 1998 and 1997, respectively, are also included in separate account fees and charges. Of these COI charges, $166.4 million, $175.5 million and $24.3 million were ceded, respectively, to a Zurich affiliated company, Zurich Insurance Company, Bermuda Branch ("ZICBB"), formerly ZC Life Reinsurance Limited. In 1998, we ceded in excess of 100 percent of the COI charges received due to changes to the reinsurance agreement. Separate account fees and charges in 1999, 1998 and 1997 also include BOLI-related premium tax expense loads of $26.8 million, $29.1 million and $51.1 million, respectively.

Other income includes surrender charge revenue of $5.0 million in 1999, compared with $4.0 million and $5.2 million in 1998 and

1997, respectively. The increase in surrender charge revenue in 1999, compared with 1998, reflects the increased policyholder surrender and withdrawal activity in the separate accounts during 1999, compared with 1998. Similarly, the decrease in surrender charge revenue in 1998, compared with 1997, reflects the decrease in total general account policyholder surrenders and withdrawals during 1998, compared with 1997.

Policyholder surrenders, withdrawals and death benefits
(in millions)

                                                                               1999        1998        1997
                                                                            ----------  ----------  ----------
General account...........................................................      $564.2      $645.5      $703.1
Separate account..........................................................       399.8       260.9       236.2
                                                                                ------      ------      ------
     Total................................................................      $964.0      $906.4      $939.3
                                                                                ======      ======      ======

Reflecting the current interest rate environment and other competitive market factors, we adjust our crediting rates on interest-sensitive products over time in order to manage spread revenue and policyholder surrender and withdrawal activity. We can also improve spread revenue over time by increasing investment income.

General account surrenders, withdrawals and death benefits decreased $81.3 million in 1999, compared with 1998, reflecting a decrease in death benefits as well as a decrease in overall surrenders and withdrawals.

Separate account surrenders, withdrawals and death benefits increased $138.9 million in 1999, compared with 1998. A partial withdrawal on a BOLI contract of $39.8 million in 1999 contributed to this increase. The remaining increase is primarily due to the growth of assets under management in the separate account and a related increase in surrenders and withdrawals as contractholders seek alternative investment options during a period of strong market performance.

The trend of decreasing policyholder surrenders, withdrawals and death benefits in the general account and increasing in the separate account reflects a shift in assets under management from the general account to the separate account over the past three years. This shift, in turn, reflects our increased emphasis on marketing our existing and new separate account products.

Taxes, licenses and fees primarily reflect premium taxes on BOLI. Excluding the taxes due on BOLI, for which we received a corresponding expense load in separate account fees and other charges, taxes, licenses and fees amounted to $3.4 million in 1999, compared with $1.5 million in 1998 and $1.5 million in 1997.

Commission expense was higher in 1999, compared with both 1998 and 1997, due to an increase in total sales.

Operating expenses increased slightly in 1999, to $46.0 million, compared with $44.6 million and $36.8 million in 1998 and 1997, respectively. Operating expenses increased in 1998, compared with 1997, as a result of staffing for new business initiatives, an increase in various outside consulting fees, an increase in printing and stationary expenses for sales materials and an increase in data processing expenses.

Data processing expenses related to bringing our systems in compliance with the year 2000 amounted to $0.6 million in 1999 and $1.3 million in 1998.

The deferral of insurance acquisition costs in 1999, 1998 and 1997 positively impacted our data processing expenses. The deferral of insurance acquisition costs increased in 1999, compared with both 1998 and 1997, reflecting an increase in commissions expense and operating expenses related directly to the increased production of new business over the last several years.

A decrease in the amortization of deferred insurance acquisition costs in 1999, compared with 1998, positively impacted our operating earnings. This decrease was primarily due to significant appreciation in our separate account assets due to rising equity markets during 1999, as well as realized capital losses on post-purchase investments during 1999, compared with realized capital gains on post-purchase investments during 1998. Appreciation in separate account assets increases estimated future gross profits, shifting amortization to later years. Realized capital losses on post-purchase investments decreases current gross profits and defers amortization into future periods. Realized capital gains on post-purchase investments increases current gross profits and accelerates amortization in the current period. The lower amortization in 1997 reflects a smaller deferred insurance acquisition cost asset in 1997. The deferred insurance acquisition cost asset was $159.7 million, $91.5 million and $59.5 million at December 31, 1999, 1998 and 1997, respectively.

Deferred insurance acquisition costs, and their related amortization, for policies sold prior to January 4, 1996 have been replaced under purchase accounting by the value of business acquired. The value of business acquired reflects the present value of the right to receive future cash flows from insurance contracts existing at the date of acquisition. The amortization of the value of business acquired is calculated assuming an interest rate equal to the liability or contract rate on the value of the business acquired. Deferred insurance acquisition costs are established on all new policies sold after January 4, 1996.

The amortization of the value of business acquired decreased in 1999, compared with 1998, as a result of:

  . significant appreciation in separate account assets, which increases estimated future gross profits and shifts amortization to later years,

  . a decreasing block of business previously acquired, resulting in less amortization as gross profits on this business decrease, and

  . a significant decrease in realized investment results on pre-purchase investments.

The significant realized capital gains in 1998 increased gross profits for that period and accelerated the amortization of the value of business acquired during 1998.

The difference between the cost of acquiring KILICO and the net fair value of our assets and liabilities as of January 4, 1996 was recorded as goodwill. During 1996, we began to amortize goodwill on a straight-line basis over twenty-five years. In December of 1997, we changed our amortization period to twenty years in order to conform to Zurich's accounting practices and policies. As a result of the change in amortization periods, we recorded an increase in amortization expense of $5.1 million during 1997.

Operations by Business Segment

In June 1997, the Financial Accounting Standards Board ("the FASB") issued Statement of Financial Accounting Standards No. 131 ("FAS 131"), Disclosures about Segments of an Enterprise and Related Information. FAS 131 establishes standards for how to report information about operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers.

KILICO, FKLA, ZLICA, and FLA operate under the trade name Zurich Kemper Life. Zurich Kemper Life is segregated by Strategic Business Unit ("SBU"). Our SBU concept has each SBU concentrate on a specific customer market. The SBU is the focal point of Zurich Kemper Life, because it is at the SBU level that Zurich Kemper Life can clearly identify customer segments and then work to understand and satisfy the needs of each customer. For purposes of operating segment disclosure, Zurich Kemper Life includes the operations of Zurich Direct, Inc., an affiliated direct marketing life insurance agency and excludes FLA, as it is owned by its policyholders.

Zurich Kemper Life is segregated into the Life Brokerage, Financial, Retirement Solutions Group ("RSG") and Direct SBUs. The SBUs are not managed at the legal entity level, but rather at the Zurich Kemper Life level. Since Zurich Kemper Life's SBUs cross legal entity lines, as certain similar products are sold by more than one legal entity, this Prospectus discusses results of operations related solely to KILICO. The vast majority of our business is derived from the Financial and RSG SBUs. The contributions of Zurich Kemper Life's SBUs to combined revenues, operating results and certain balance sheet data pertaining thereto, are shown in the Notes to Consolidated Financial Statements.

The principal products and markets of the Financial and RSG SBUs are as follows:

Financial: The Financial SBU focuses on a wide range of products that provide for the accumulation, distribution and transfer of wealth and primarily includes variable and fixed annuities, variable universal life and bank-owned life insurance. These products are distributed to consumers through financial intermediaries such as banks, brokerage firms and independent financial planners. Institutional business includes BOLI and funding agreements (included in FKLA).

RSG: The RSG SBU has a sharp focus on its target customer. This SBU markets fixed and variable annuities to K-12 schoolteachers, administrators, and healthcare workers, along with college professors and certain employees of selected non-profit organizations. This target market is eligible for what the IRS designates as retirement-oriented savings or investment plans that qualify for special tax treatment.

INVESTMENTS

Our principal investment strategy is to maintain a balanced, well-diversified portfolio supporting the insurance contracts written. We make shifts in our investment portfolio depending on, among other factors:

  . our evaluation of risk and return in various markets,

  . consistency with our business strategy and investment guidelines approved by the board of directors,

  . the interest rate environment,

  . liability durations, and

  . changes in market and business conditions.

Invested assets and cash
(in millions)


                                                                                     December 31          December 31
                                                                                        1999                 1998
                                                                                  ------------------  -------------------
Cash and short-term investments.................................................       $   54    1.4%       $   72    1.7%
Fixed maturities:
  Investment-grade:
     NAIC(1) Class 1............................................................        2,164   56.5         2,663   63.7
     NAIC(1) Class 2............................................................          994   25.9           724   17.3
  Below investment grade (NAIC classes 3 through 6):
     Performing.................................................................          118    3.1            96    2.3
Trading account securities......................................................           --     --           102    2.4
Joint venture mortgage loans....................................................           67    1.8            66    1.6
Third-party mortgage loans......................................................           64    1.7            76    1.8
Other real estate-related investments...........................................           21    0.5            22    0.5
Policy loans....................................................................          262    6.8           271    6.5
Equity securities...............................................................           62    1.6            67    1.6
Other...........................................................................           25    0.7            24    0.6
                                                                                       ------  -----        ------  -----
          Total(2)..............................................................       $3,831  100.0%       $4,183  100.0%
                                                                                       ======  =====        ======  =====

__________

(1) National Association of Insurance Commissioners ("NAIC").
    --Class 1 = A-- and above
    --Class 2 = BBB-- through BBB+

(2) See the note captioned "Financial Instruments--Off-Balance-Sheet Risk" in the notes to the consolidated financial statements.

Fixed maturities

We are carrying our fixed maturity investment portfolio, which we consider available for sale, at estimated fair value. The aggregate unrealized appreciation or depreciation is recorded as a component of accumulated other comprehensive income, net of any applicable income tax expense. The aggregate unrealized depreciation on fixed maturities at December 31, 1999 was $121.2 million, compared with unrealized appreciation of $61.3 million at December 31, 1998. We do not record tax benefits related to aggregate unrealized depreciation on investments. Fair values are sensitive to movements in interest rates and other economic developments and can be expected to fluctuate, at times significantly, from period to period.

At December 31, 1999, investment-grade fixed maturities, cash and short-term investments accounted for 83.8 percent of our invested assets and cash, compared with 82.7 percent at December 31, 1998. Approximately 45.9 percent of our NAIC Class 1 bonds were rated AAA or equivalent at year-end 1999, compared with 53.4 percent at December 31, 1998.

Approximately 20.0 percent of our investment-grade fixed maturities at December 31, 1999 were mortgage-backed securities, down from 28.0 percent at December 31, 1998, due to sales and paydowns during 1999. These investments consist primarily of marketable mortgage pass-through securities issued by the Government National Mortgage Association, the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation and other investment-grade securities collateralized by mortgage pass-through securities issued by these entities. We have not made any investments in interest-only or other similarly volatile tranches of mortgage-backed securities. Our mortgage-backed investments are generally of AAA credit quality, and the markets for these investments have been and are expected to remain liquid. We plan to continue to reduce our holding of such investments over time.

Approximately 16.8 percent and 15.4 percent of our investment-grade fixed maturities at December 31, 1999 and 1998, respectively, consisted of corporate asset-backed securities. Home equity loans (24.0%), commercial mortgage-backed securities (22.8%), manufactured housing loans (12.5%), other commercial assets (11.3%), and collateralized loan and bond obligations (10.6%) backed the majority of our investment in asset-backed securities.

Future investment income from mortgage-backed securities and other asset-backed securities may be affected by the timing of principal payments and the yields on reinvestment alternatives available at the time of such payments. As a result of purchase accounting adjustments to fixed maturities, we carry most of our mortgage-backed securities at a premium over par. Prepayment activity, resulting from a decline in interest rates on such securities purchased at a premium, would accelerate the amortization of the premiums. Accelerated amortization would result in reductions of investment income related to mortgage-backed securities.

At December 31, 1999 and 1998, we had unamortized premiums and discounts related to mortgage-backed and asset-backed securities as follows (in millions):

                                                         December 31
                                                 --------------------------
                                                     1999          1998
                                                 ------------  ------------
     Unamortized premiums......................     $ 11.6        $ 15.8
                                                    ======        ======
     Unamortized discounts.....................     $  6.5        $  4.6
                                                    ======        ======

Amortization of the discount or premium from mortgage-backed and asset-backed securities is recognized using a level effective yield method. This method considers the estimated timing and amount of prepayments of the underlying loans and is adjusted to reflect differences between the prepayments originally anticipated and the actual prepayments received and currently anticipated. To the extent that the estimated lives of these securities change as a result of changes in prepayment rates, the adjustment is also included in net investment income.

The table below provides information about our mortgage-backed and asset-backed securities that are sensitive to changes in interest rates. The expected maturity dates have been calculated on a security by security basis using prepayment assumptions obtained from a survey conducted by a securities information service. These assumptions are consistent with the current interest rate and economic environment.


                                                                                                                       Fair Value
                                       Carrying                           Expected Maturity Date                           at
                                       Value at     ----------------------------------------------------------------   December
                                     December 31,                                                                      31,
          (in millions)                 1999         2000      2001      2002      2003      2004       Thereafter         1999
---------------------------------   ------------   --------  --------  --------  --------  --------   --------------   ----------
Fixed Maturities:
 Mortgage-backed
  bonds..........................    $   630.4     $ 19.6     $ 21.6    $ 47.3    $ 149.5   $ 135.2     $  257.2       $  630.4
  Average yield..................         6.61%      6.61%      6.63%     6.63%      6.67%     7.09%        7.14%          6.61%
 Asset-backed bonds..............    $   409.8     $ 11.4     $ 27.0    $ 33.6    $  48.8   $  39.0     $  250.0       $  409.8
  Average yield..................         7.11%      7.17%      7.25%     7.18%      7.16%     7.34%        7.60%          7.11%
 CMBs............................    $   120.7     $   --     $   --    $   --    $    --   $    --     $  120.7       $  120.7
  Average yield..................         6.75%      6.75%      6.75%     6.75%      6.75%     6.75%        6.73%          6.75%
                                     ---------                                                                         --------
                                     $ 1,160.9                                                                         $1,160.9
                                     =========                                                                         ========


                                                                                                                        Fair Value
                                          Carrying                       Expected Maturity Date                            at
                                          Value at     --------------------------------------------------------------   December
                                        December 31,                                                                    31,
           (in millions)                    1998        1999       2000      2001      2002      2003     Thereafter      1998
-------------------------------------   -----------   --------   --------  --------  --------  -------   ------------   --------
Fixed Maturities:
 Mortgage-backed bonds...............   $   946.7     $ 137.2    $  85.7    $ 48.3    $ 47.7    $ 149.6    $ 478.2    $   946.7
  Average yield......................        6.45%       6.46%      6.42%     6.43%     6.42%      6.42%      6.42%        6.45%
 Asset-backed bonds..................   $   407.4     $  17.9    $  36.1    $ 49.8    $ 36.1    $  31.9    $ 235.6    $   407.4
  Average yield......................        6.67%       6.73%      6.75%     6.82%     6.90%      6.90%      6.95%        6.67%
 CMBs................................   $   115.5     $   1.3    $   1.2    $  1.4    $  1.5    $  12.3    $  97.8    $   115.5
  Average yield......................        6.25%       6.28%      6.28%     6.28%     6.28%      6.28%      6.28%        6.25%
                                        ---------                                                                     ---------
                                        $ 1,469.6                                                                     $ 1,469.6
                                        =========                                                                     =========

The current weighted average maturity of the mortgage-backed and asset-backed securities at December 31, 1999, is 4.5 years. A 200 basis point increase in interest rates would extend the weighted average maturity by approximately .26 of a year, while a 200 basis point decrease in interest rates would decrease the weighted average maturity by approximately .93 of a year.

The weighted average maturity of the mortgage-backed and asset-backed securities at December 31, 1998, was 4.0 years. A 200 basis point increase in interest rates would have extended the weighted average maturity by approximately .65 of a year, while a 200 basis point decrease in interest rates would have decreased the weighted average maturity by approximately 1.45 years.

Below investment-grade securities holdings (NAIC classes 3 through 6), representing securities of 48 issuers at December 31, 1999, totaled 3.1 percent of cash and invested assets at December 31, 1999 and 2.3 percent at December 31, 1998. Below investment-grade securities are generally unsecured and often subordinated to other creditors of the issuers. These issuers may have relatively higher levels of indebtedness and be more sensitive to adverse economic conditions than investment-grade issuers. Our strategy of limiting exposure to below investment-grade securities takes into account the more conservative nature of today's consumer and the resulting demand for higher-quality investments in the life insurance and annuity marketplace.

Real estate-related investments

Our $151.6 million real estate-related portfolio consists of joint venture and third-party mortgage loans and other real estate-related investments. The real estate-related portfolio constituted 3.9 percent of cash and invested assets at December 31, 1999, compared with $164.4 million, or 3.9 percent, at December 31, 1998. The decrease in real estate-related investments during 1999 was primarily due to sales and loan paydowns.

As reflected in the "Real estate portfolio" table below, we have continued to fund both existing projects and legal commitments. The future legal commitments were $29.8 million at December 31, 1999. This amount represented a net decrease of $34.6 million since December 31, 1998, primarily due to the cancellation of several standby financing commitments in 1999. As of December 31, 1999, we expect to fund approximately $0.1 million of these legal commitments, along with providing capital to existing projects. The disparity between total legal commitments and the amount expected to be funded relates principally to standby financing arrangements that provide credit enhancements to certain tax-exempt bonds. We do not currently expect to fund these commitments. We consider total legal commitments, along with estimated working capital requirements, in our evaluation of reserves and write-downs.

Excluding the $0.9 million of net equity investments in joint ventures, our real estate loans totaled $150.7 million at December 31, 1999, after reserves and write-downs. Of this amount, $74.4 million are on accrual status with a weighted average interest rate of approximately 7.85 percent. Of these accrual loans:

  . 15.6 percent have terms requiring current periodic payments of their full contractual interest and

  . 84.4 percent require only partial payments or payments to the extent of borrowers' cash flow.

The equity investments in real estate at December 31, 1999 consisted of our other equity investments in joint ventures. These equity investments include KILICO's share of periodic operating results. As an equity owner or affiliate of an equity owner, we have the ability to fund, and historically has elected to fund, operating requirements of certain joint ventures.

Real estate portfolio
(in millions)

                                                                                          Other Real Estate-
                                                               Mortgage Loans             Related Investments
                                                           -----------------------    ---------------------------
                                                             Joint         Third-       Other          Equity
                                                            Venture        Party       Loans(2)      Investments         Total
                                                           ---------     ---------    ----------    -------------    ------------
       Balance at December 31, 1998..................       $  65.8       $ 76.5       $  20.9         $     1.2     $  164.4 (1)
       Additions (deductions):
       Fundings......................................           0.3           --            --                --          0.3
       Interest added to principal...................           3.5          0.4            --                --          3.9
       Sales/paydowns/distributions..................          (2.4)       (13.0)         (4.2)             (0.5)       (20.1)
       Operating gain................................            --           --            --               0.1          0.1
       Net realized investments gains................           0.8          3.3            --               0.1          4.2 (3)
       Other transactions, net.......................          (0.8)        (3.3)          2.9                --         (1.2)(3)
                                                           --------      -------      --------      ------------     --------
       Balance at December 31, 1999..................       $  67.2       $ 63.9       $  19.6         $     0.9     $  151.6 (4)
                                                           ========      =======      ========      ============     ========

__________

(1) Net of $25.3 million reserve and write-downs. Excludes $8.7 million of real estate-related accrued interest.

(2) The other real estate loans were notes receivable evidencing financing, primarily to joint ventures. We issued these loans generally to provide financing for Kemper's or KILICO's joint ventures for various purposes.

(3) Included in this amount is $2.9 million of contingent interest payments related to a 1995 real estate sale. These payments were recorded as realized investment gains and then deducted from other transactions because they did not affect the carrying value.

(4) Net of $23.7 million reserve and write-downs. Excludes $0.6 million of real estate-related accrued interest.

Real estate concentrations and outlook

Our real estate portfolio is distributed by geographic location and property type. However, we have concentration exposures in certain states and in certain types of properties. In addition to these exposures, we also have exposures to certain real estate developers and partnerships.

As a result of our ongoing strategy to reduce our exposure to real estate-related investments, as of December 31, 1999, we had investments in three projects that accounted for approximately 92.3 percent of our $151.6 million real estate-related portfolio.

The largest of these investments at December 31, 1999 amounted to $63.9 million and consisted of second mortgages on nine hotel properties, one office building, and one retail property. Patrick M. Nesbitt or his affiliates, a third-party real estate developer, have ownership interests in these properties. These properties are geographically dispersed and the current market values of the underlying properties substantially exceed the balances due on our mortgages. These loans are on accrual status.

Our loans to a master limited partnership (the "MLP") between subsidiaries of Kemper and subsidiaries of Lumbermens, amounted to $55.4 million at December 31, 1999. The MLP's underlying investment primarily consists of a water development project located in California's Sacramento River Valley. This project is currently in the final stages of a permit process with various Federal and California State agencies which will impact the long-term economic viability of the project. Loans to the MLP were placed on non-accrual status at the beginning of 1999 to ensure that book value of the MLP did not increase over net realizable value.

The remaining significant real estate-related investment amounted to $20.7 million at December 31, 1999 and consisted of various zoned and unzoned residential and commercial lots located in Hawaii. Due to certain negative zoning restriction developments in January 1997 and a continuing economic slump in Hawaii, we have placed these real estate-related investments on nonaccrual status. We are currently pursuing the zoning of all remaining unzoned properties, as well as pursuing steps to sell all remaining zoned properties. However, due to the state of Hawaii's economy, which has lagged behind the economic expansion of most of the rest of the United States, we anticipate that it could be several additional years until we completely dispose of all investments in Hawaii.

We evaluate our real estate-related investments (including accrued interest) using an estimate of the investments observable market price, net of estimated selling costs. Because our real estate review process includes estimates involving changing economic conditions and other factors, there can be no assurance that current estimates will prove accurate over time. Our real estate-related investments are expected to continue to decline further through future sales and paydowns. Our net income could be reduced in future periods if:

  . real estate market conditions worsen in areas where our portfolio is located,

  . Kemper's and KILICO's plans with respect to certain projects change, or

  . necessary construction or zoning permits are not obtained.

Our only troubled real estate-related investments were loans on nonaccrual status, before reserves and write-downs, totaling $98.3 million and $37.4 million at December 31, 1999 and 1998, respectively. We do not accrue interest on real estate-related investments when we judge that the likelihood of interest collection is doubtful. Loans on nonaccrual status after reserves and write-downs amounted to $76.3 million and $31.8 million at December 31, 1999 and 1998, respectively. The increase in nonaccrual loans in 1999, compared with 1998, is due to the previously discussed placement of loans to the MLP on nonaccrual status at the beginning of 1999.

Net investment income

Our pre-tax net investment income totaled $264.6 million in 1999, compared with $273.5 million in 1998 and $296.2 million in 1997. This includes our share of the operating losses from equity investments in real estate consisting of other income less depreciation, interest and other expenses. Such operating results exclude interest expense on loans that are on nonaccrual status. As previously discussed, purchase accounting adjustments negatively impacted our net investment income in 1999, 1998 and 1997.

Our total foregone investment income before tax on both nonperforming fixed maturity investments and nonaccrual real estate-related investments was as follows:

Foregone investment income
(dollars in millions)

                                                                        Year Ended December 31
                                                                     ---------------------------
                                                                      1999       1998      1997
                                                                     ------     ------    ------
              Fixed maturities.................................       $ --       $0.3      $0.5
              Real estate-related investments..................        9.9        3.2       3.9
                                                                     -----      -----     -----
                 Total.........................................       $9.9       $3.5      $4.4
                                                                     =====      =====     =====

Foregone investment income from the nonaccrual of real estate-related investments is net of our share of interest expense on these loans excluded from our share of joint venture operating results. Any increase in nonperforming securities, and either worsening or stagnant real estate conditions, would increase the expected adverse effect on our future investment income and realized investment results.

Realized investment results

Net income reflects after-tax realized investment losses of $6.2 million in 1999, and after-tax realized investment gains of $33.7 million and $6.8 million in 1998 and 1997, respectively. Trading account security losses of $4.7 million in 1999 are included in the after-tax realized investment losses. As previously discussed, we segregated a portion of our General Account investment portfolio in the first eleven months of 1999 into a "trading" account under FAS 115. FAS 115 requires that assets held in a trading account must be valued at fair value, with changes in fair value flowing through the income statement as realized capital gains and losses. Also, as previously discussed, effective December 1, 1999, we no longer segregated our General Account investment portfolio as "trading". As a result, all investments previously designated as "trading" are currently classified as available for sale and changes in fair value to the FWA and the assets supporting the FWA no longer flow through our operating results.

Unrealized gains and losses on fixed maturity investments that are available for sale are not reflected in our net income. These changes in unrealized value are recorded as a component of accumulated other comprehensive income, net of any applicable income taxes. However, and to the extent, a fixed maturity investment suffers an other-than-temporary decline in value, the security is written down to net realizable value, and the write-down adversely impacts net income.

We regularly monitor our investment portfolio and as part of this process review our assets for possible impairments of carrying value. Because the review process includes estimates involving changing economic conditions and other factors, there can be no assurance that current estimates will prove accurate over time.

We have established a valuation allowance to reduce the deferred tax asset for investment losses to a net realizable amount. The valuation allowance is evaluated as of each balance sheet date.

Interest rates

Interest rates remained relatively stable during 1997, before declining in 1998. During 1998, the Federal Open Market Committee lowered interest rates three times. This trend was reversed in 1999 when the Federal Open Market Committee raised rates three times over the course of the year, resulting in a flatter yield curve due to higher short-term interest rates.

When maturing or sold investments are reinvested at lower yields in a low interest rate environment, we can adjust our crediting rates on fixed annuities and other interest-bearing liabilities. However, competitive conditions and contractual commitments do not always permit the reduction in crediting rates to fully or immediately reflect reductions in investment yield. This can result in narrower spreads.

A rising interest rate environment can increase net investment income as well as contribute to both realized and unrealized fixed maturity investment losses. A declining interest rate environment can decrease net investment income as well as contribute to both realized and unrealized fixed maturity investment gains. Also, lower renewal crediting rates on annuities, compared with competitors' higher new money crediting rates, have influenced certain annuity holders to seek alternative products. We mitigate this risk somewhat by charging surrender fees, which decrease over time, when annuity holders withdraw funds prior to maturity on certain annuity products. However, approximately 36 percent of our fixed and variable annuity liabilities as of December 31, 1999, were no longer subject to significant surrender fees.

LIQUIDITY AND CAPITAL RESOURCES

We carefully monitor cash and short-term investments to maintain adequate balances for timely payment of policyholder benefits, expenses, taxes and policyholder's account balances. In addition, regulatory authorities establish minimum liquidity and capital standards. The major ongoing sources of our liquidity are deposits for fixed annuities, premium income, investment income, separate account fees, other operating revenue and cash provided from maturing or sold investments.

Ratings

Ratings are an important factor in establishing the competitive position of life insurance companies. Rating organizations continue to review the financial performance and condition of life insurers and their investment portfolios, including us. Any reductions in our claims-paying ability or financial strength ratings could result in our products being less attractive to consumers. Any reductions in our parent's ratings could also adversely impact our financial flexibility.

Ratings reductions for Kemper or its subsidiaries and other financial events can also trigger obligations to fund certain real estate-related commitments to take out other lenders. In such events, those lenders can be expected to renegotiate their loan terms, although they are not contractually obligated to do so.

Each rating is subject to revision or withdrawal at any time by the assigning organization and should be evaluated independently of any other rating.

During 1999, we received rating upgrades from both A.M. Best and Standard & Poor's, primarily due to the perceived long-term strategic benefit of the merger and the increased financial strength of Zurich and Zurich Kemper Life.

Stockholder's equity

Stockholder's equity totaled $630.0 million at December 31, 1999, compared with $853.9 million at December 31, 1998 and $865.6 million at December 31, 1997. The decrease in stockholder's equity in 1999 was primarily due to a decrease in accumulated other comprehensive income (loss) of $153.8 million and dividends of $115.0 million paid to Kemper, offset by net income of $44.9 million. The decrease in accumulated other comprehensive income (loss) was primarily related to unrealized depreciation of our fixed maturity investment portfolio due to rising interest rates during 1999. The decrease in stockholder's equity in 1998 was primarily due to dividends of $95.0 million paid to Kemper during 1998. This decrease was offset by 1998 net income of $65.1 million and an increase of $20.3 million in accumulated other comprehensive income. The increase in accumulated other comprehensive income was primarily related to the increase in unrealized appreciation of our fixed maturity investment portfolio due to falling interest rates during 1998.

Emerging issue

In June 1998, the FASB issued Statement of Financial Accounting Standard 133, ("FAS 133") Accounting for Derivative Instruments and Hedging Activities. In June 1999, the FASB issued Statement of Financial Accounting Standard 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133. This statement defers the effective date of FAS 133 to fiscal quarters of fiscal years beginning after June 15, 2000. We have not determined the impact that implementation of FAS 133 would have on our results of operations or financial position. However, we expect that the impact of implementation will not be material.

                   KILICO'S DIRECTORS AND EXECUTIVE OFFICERS

                         [TO BE UPDATED BY AMENDMENT]
                         ----------------------------

                       Name and Age
                   Position with KILICO
                     Year of Election                          Other Business Experience During Past 5 Years or More
            ---------------------------------------            ------------------------------------------------------------
            Gale K. Caruso (42)                                President and Chief Executive Officer of Federal Kemper Life
            President and Chief Executive Officer              Assurance Company ("FKLA"), Fidelity Life Association
            since June 1999. Director since July               ("FLA"), Zurich Life Insurance Company of America ("ZLICA")
            1999.                                              and Zurich Direct, Incorporated ("ZD") since June 1999.
                                                               Director of FKLA, FLA and ZLICA since July 1999. Chairman,
                                                               President and Chief Executive Officer of Scudder Canada
                                                               Investor Services, Ltd. from 1995 to June 1999. Managing
                                                               Director of Zurich Scudder Investments, Inc. from July 1986 to June 1999.

            Eliane C. Frye (52)                                Executive Vice President of FKLA and FLA since March 1995.
            Executive Vice President since March               Executive Vice President of ZLICA and ZD since March 1996.
            1995. Director since May 1998.                     Director of FLA since December 1997. Director of FKLA and
                                                               ZLICA since May 1998. Director of ZD from March 1996 to
                                                               March 1997. Director of IBS and IBSIA since 1995. Senior
                                                               Vice President of KILICO, FKLA and FLA from 1993 to 1995.
                                                               Vice President of FKLA and FLA from 1988 to 1993.

            Frederick L. Blackmon (48)                         Senior Vice President and Chief Financial Officer of FKLA
            Senior Vice President and Chief                    since December 1995. Senior Vice President and Chief
            Financial Officer since December                   Financial Officer of FLA since January 1996. Senior Vice
            1995.                                              President and Chief Financial Officer of ZLICA and ZD since
                                                               March 1996. Director of FLA since May 1998. Director of ZD from March 1996 to March 1997. Treasurer and Chief Financial
                                                               Officer of Kemper since January 1996. Chief Financial
                                                               Officer of Alexander Hamilton Life Insurance Company from
                                                               April 1989 to November 1995.

            Russell M. Bostick (43)                            Senior Vice President and Chief Information Officer of FKLA,
            Senior Vice President and Chief                    FLA, ZLICA and ZD since March 1999. Vice President and Chief
            Information Officer since March 1999.              Information Officer of FKLA, FLA, KILICO, ZLICA and ZD from
                                                               April 1998 to March 1999. Chief Technology Officer of
                                                               Corporate Software & Technology from June 1997 to April
                                                               1998. Vice President, Information Technology Department of
                                                               CNA Insurance Companies from January 1995 to June 1997.

            James C. Harkensee (41)                            Senior Vice President of FKLA and FLA since January 1996.
            Senior Vice President since January                Senior Vice President of ZLICA and ZD since 1995. Director
            1996.                                              of ZD from April 1993 to March 1997 and since March 1998.
                                                               Vice President of ZLICA from 1992 to 1995. Vice President of
                                                               ZD from 1994 to 1995.

            James E. Hohmann (44)                              Senior Vice President of FKLA since December 1995. Chief
            Senior Vice President since December               Actuary of FKLA and KILICO from December 1995 to January
            1995. Director since May 1998.                     1999. Senior Vice President of FLA since January 1996. Chief
                                                               Actuary of FLA from January 1996 to January 1999. Senior
                                                               Vice President of ZLICA and ZD since March 1996. Chief
                                                               Actuary of ZLICA and ZD from March 1996 to January 1999.
                                                               Director of FLA since June 1997. Director of FKLA and ZLICA since May 1998. Director of ZD from March 1996 to March
                                                               1997. Managing Principal (Partner) of Tillinghast-Towers
                                                               Perrin from January 1991 to December 1995.

            Edward K. Loughridge (45)                          Senior Vice President and Corporate Development Officer of
            Senior Vice President and Corporate                FKLA and FLA since January 1996. Senior Vice President and
            Development Officer since January                  Corporate Development Officer for ZLICA and ZD since March
            1996.                                              1996. Senior Vice President of Human Resources of
                                                               Zurich-American Insurance Group from February 1992 to March
                                                               1996.

            Debra P. Rezabek (44)                              Senior Vice President of FKLA and FLA since March 1996.
            Senior Vice President since 1996.                  Corporate Secretary of FKLA and FLA since January 1996.
            General Counsel since 1992. Corporate              Director of FLA since May 1998. Vice President of KILICO,
            Secretary since January 1996.                      FKLA and FLA since 1995. General Counsel and Director of
                                                               Government Affairs of FKLA and FLA since 1992 and of KILICO since 1993. Senior Vice President, General Counsel and
                                                               Corporate Secretary of ZLICA and ZD since March 1996.

                                                   Director of ZD from March 1996 to March 1997. Secretary of IBS and IBSIA since 1993. Director of IBS and IBSIA from 1993 to
                                                   1996. General Counsel and Assistant Secretary of KILICO, FKLA and
                                                   FLA from 1992 to 1996. Assistant Secretary of Kemper since
                                                   January 1996.

      Edward L. Robbins (60)                       Senior Vice President and Chief Actuary of FKLA, FLA, ZLICA and
      Senior Vice President and Chief              ZD since March 1999. Senior Actuary of FKLA, FLA, KILICO, ZLICA
      Actuary since March 1999.                    and ZD from July 1998 to March 1999. Principal of KPMG Peat
                                                   Marwick LLP from May 1984 to July 1998.

      Kenneth M. Sapp (54)                         Senior Vice President of FKLA, FLA and ZLICA since January 1998.
      Senior Vice President since January          Senior Vice President of ZD since March 1998. Director of IBS
      1998.                                        since May 1998. Director of IBSIA since September 1998. Vice
                                                   President--Aetna Life Brokerage of Aetna Life & Annuity Company
                                                   from February 1992 to January 1998.

      George Vlaisavljevich (57)                   Senior Vice President of FKLA, FLA and ZLICA since October 1996.
      Senior Vice President since October          Senior Vice President of ZD since March 1997. Director of IBS and
      1996.                                        IBSIA since October 1996. Executive Vice President of The
                                                   Copeland Companies from April 1983 to September 1996.

      William H. Bolinder (56)                     Director of FKLA and FLA since January 1996. Director of ZLICA
      Chairman of the Board from                   and ZD since March 1995. Chairman of the Board of FKLA and FLA
      January 1996 to June 1999                    from January 1996 to June 1999 and since April 2000. Chairman of
      and since April 2000.                        the Board of ZLICA and ZD from March 1995 to June 1999 and since
      Director since January 1996.                 April 2000. Chairman of the Board and Director of Kemper since
                                                   January 1996. Director of ZSI since January 1996. Vice Chairman of ZSI from January 1996 to 1998. Member of the Group Executive
                                                   Board of Zurich Financial Services Group since 1998. Member of the Corporate Executive Board of Zurich Insurance Group from
                                                   October 1994 to 1998. Chairman of Zurich American Insurance
                                                   Company since 1998. Chairman of the Board of American Guarantee and Liability Insurance Company, Zurich American Insurance
                                                   Company of Illinois, American Zurich Insurance Company and
                                                   Steadfast Insurance Company since 1995. Chief Executive Officer of American Guarantee and Liability Insurance Company, Zurich
                                                   American Insurance Company of Illinois and American Zurich
                                                   Insurance Company from 1986 to June 1995. President of Zurich
                                                   Holding Company of America ("ZHCA") since 1995. Vice Chairman of
                                                   ZHCA since 1996. Underwriter for Zurich American Lloyds since
                                                   1986.

      David A. Bowers (53)                         Director of FKLA and ZLICA since May 1997. Director of FLA
      Director since May 1997.                     since June 1997. Executive Vice President, Corporate Secretary
                                                   and General Counsel of Zurich U.S. since August 1985. Vice
                                                   President, General Counsel and Secretary of Kemper since January
                                                   1996.

      Gunther Gose (55)                            Director of FKLA, FLA and ZLICA since November 1998. Chief
      Director since November 1998.                Financial Officer and Member of the Group Executive Board of
                                                   Zurich Financial Services since October 1998. Member of the
                                                   Corporate Executive Board of Zurich Insurance Group from April
                                                   1990 to October 1998.

                            EXECUTIVE COMPENSATION
                         [TO BE UPDATED BY AMENDMENT]
                         ----------------------------

                          SUMMARY COMPENSATION TABLE

                                                                             Long Term
                                                                            Compensation
                                                                   Annual Compensation         Awards
                                                       --------------------------------------------------------------
                                                                                        Other            Long Term
                                                                                        Annual        Incentive Plan     All Other
                    Name and                                                         Compensation         Payouts      Compensation
               Principal Position                Year    Salary ($)    Bonus ($)(2)     ($)(3)            ($)(2)          ($)(4)
         -----------------------------------     ----    -----------   ------------  ------------     --------------   ------------
         Gale K. Caruso.....................     1999       $ 91,636     $  81,120     $23,088          $117,600           $    --
         Chief Executive Officer(1)
         John B. Scott......................     1999        225,960       145,200          --           270,720                --
         Chairman of the Board(1)(5)             1998        171,000       134,140          --           213,750            38,326
                                                 1997        171,000       112,100          --           239,400            64,089
         Frederick L. Blackmon..............     1999        113,420        62,805      20,545            90,630                --
         Senior Vice President and Chief         1998         94,160        63,800          --            78,540             8,977
           Financial Officer(1)                  1997         96,300        54,225          --           112,500            19,543
         George Vlaisavljevich..............     1999        260,000       152,500          --           208,000                --
         Senior Vice President(1)                1998        260,000       146,000          --           216,600            23,236
                                                 1997        252,500       146,000      39,922           243,000             9,165
         James E. Hohmann...................     1999        237,650       141,620          --           190,120                --
         Senior Vice President(1)                1998         88,400        71,175          --            79,560             7,823
                                                 1997         79,333        45,500          --            80,150             1,063

_________________

(1) Also served in same positions for FKLA, ZLICA and FLA. An allocation of the time devoted to duties as executive officer of KILICO has been made. All compensation items reported in the Summary Compensation Table reflect this allocation.

(2)  Annual bonuses are paid pursuant to annual incentive plans.

(3)  The amounts disclosed in this column include:

     (a) The taxable benefit from personal use of an employer-provided automobile and certain estate planning services facilitated for executives.

     (b) Relocation expense reimbursements of $18,574 in 1999 for Ms. Caruso and $24,498 for Mr. Vlaisavljevich in 1997.

(4)  The amounts in this column include:

     (a) The amounts of employer contributions allocated to the accounts of the named persons under profit sharing plans or under supplemental plans maintained to provide benefits in excess of applicable ERISA limitations. The amounts of the contributions for the 1999 plan year were not available as of the date of this Prospectus.

     (b)  Distributions from the Kemper and FKLA supplemental plans.

(5)  Served as Chief Executive Officer until June 15, 1999.

            TABLE OF CONTENTS--STATEMENT OF ADDITIONAL INFORMATION


The Statement of Additional Information, Table of Contents is: Services to the Separate Account; Performance Information of Subaccounts; State Regulation; Experts; Financial Statements; Report of Independent Accountants; Financial Statements of the Separate Account; Appendix A Tables of Adjusted Accumulation Unit Values (reflecting current charges) and Performance Information; and Appendix B State Premium Tax Chart. The Statement of Additional Information should be read in conjunction with this Prospectus.

                             FINANCIAL STATEMENTS

The financial statements of KILICO that are included in this Prospectus should be considered primarily as bearing on our ability to meet our obligations under the Contracts. The Contracts are not entitled to participate in our earnings, dividends or surplus.

                [FINANCIAL STATEMENTS TO BE FILED BY AMENDMENT]

APPENDIX A

                   ILLUSTRATION OF A MARKET VALUE ADJUSTMENT

                    Contract Value:                  $40,000
                    Guarantee Period:               5 Years
                    Guaranteed Interest Rate:       5% Annual Effective Rate

The following examples illustrate how the Market Value Adjustment may affect the values of a Contract upon a withdrawal. The 5% assumed Guaranteed Interest Rate is the rate required to be used in the "Summary of Expenses." In these examples, the withdrawal occurs one year after the Date of Issue. The Market Value Adjustment operates in a similar manner for transfers.

The Guarantee Period Value for this $40,000 Contract Value is $51,051.26 at the end of the five-year Guarantee Period. After one year, when the withdrawals occur in these examples, the Guarantee Period Value is $42,000.00. It is also assumed, for the purposes of these examples, that no prior partial withdrawals or transfers have occurred.

The Market Value Adjustment will be based on the rate we are then crediting (at the time of the withdrawal) on new Contracts with the same Guarantee Period as your Guarantee Period. One year after the Purchase Payment there would have been four years remaining in your Guarantee Period.

Example of a Downward Market Value Adjustment

A downward Market Value Adjustment results from a full or partial withdrawal that occurs when interest rates have increased. Assume interest rates have increased one year after the Purchase Payment and we are then crediting 6.5% for a five-year Guarantee Period. Upon a full withdrawal, the market value adjustment factor would be:

                        .054 = .075 x 48 x (.065 - .05)

The Market Value Adjustment is a reduction of $2,268.00 from the Guarantee Period Value:

                          2,268.00 = .054 x 42,000.00

The Market Adjusted Value would be:

                      $39,732.00 = $42,000.00 - $2,268.00

If instead of a full withdrawal, 50% of the Guarantee Period Value was withdrawn (partial withdrawal of 50%), the Market Value Adjustment would be 50% of that of the full withdrawal:

                         $1,134.00 = .054 x $21,000.00

The Market Adjusted Value would be:

                      $19,866.00 = $21,000.00 - $1,134.00

Example of an Upward Market Value Adjustment

An upward Market Value Adjustment results from a withdrawal that occurs when interest rates have decreased. Assume interest rates have decreased one year later and we are then crediting 4% for a five-year Guarantee Period. Upon a full withdrawal, the market value adjustment factor would be:

                        -.036 = .075 x 48 x (.04 - .05)

The Market Value Adjustment is an increase of $1,512.00 to the Guarantee Period
Value:

                        -$1,512.00 = $42,000.00 x -.036

The Market Adjusted Value would be:

                     $43,512.00 = $42,000.00 - (-$1,512.00)

If instead of a full withdrawal, 50% of the Guarantee Period Value was withdrawn (partial withdrawal of 50%), the Market Value Adjustment would be:

                         -$756.00 = $21,000.00 x -.036

The Market Adjusted Value of $21,000.00 would be:

                       $21,756.00 = $21,000.00 + $756.00

Actual Market Value Adjustment may have a greater or lesser impact than that shown in the Examples, depending on the actual change in interest crediting rates and the timing of the withdrawal or transfer in relation to the time remaining in the Guarantee Period.

APPENDIX B

KEMPER INVESTORS LIFE INSURANCE COMPANY DEFERRED FIXED AND
VARIABLE ANNUITY IRA, ROTH IRA AND SIMPLE IRA DISCLOSURE STATEMENT

This Disclosure Statement describes the statutory and regulatory provisions applicable to the operation of traditional Individual Retirement Annuities
(IRAs), Roth Individual Retirement Annuities (Roth IRAs) and Simple Individual Retirement Annuities (SIMPLE IRAs). Internal Revenue Service regulations require that this be given to each person desiring to establish an IRA, Roth IRA or a SIMPLE IRA. Except where otherwise indicated, IRA discussion includes Simplified Employee Pension IRAs (SEP IRAs). Further information can be obtained from Kemper Investors Life Insurance Company and from any district office of the Internal Revenue Service.

A.  REVOCATION

Within 7 days of the date you signed your enrollment application, you may revoke the Contract and receive back 100% of your money. To do so, wire Kemper Investors Life Insurance Company, 1 Kemper Drive, Long Grove, Illinois 60049, or call 1-800-621-5001.

B.  STATUTORY REQUIREMENTS

This Contract is intended to meet the requirements of Section 408(b) of the Internal Revenue Code (Code), Section 408A of the Code for use as a Roth IRA, or of Section 408(p) of the Code for use as a SIMPLE IRA, whichever is applicable. The Contract has not been approved as to form for use as an IRA, Roth IRA or a SIMPLE IRA by the Internal Revenue Service. Such approval by the Internal Revenue Service is a determination only as to form of the Contract, and does not represent a determination on the merits of the Contract.

1. The amount in your IRA, Roth IRA, and SIMPLE IRA, whichever is applicable, must be fully vested at all times and the entire interest of the owner must be nonforfeitable.

2. The Contract must be nontransferable by the owner.

3. The Contract must have flexible premiums.

4. For IRAs and SIMPLE IRAs, you must start receiving distributions on or before April 1 of the year following the year in which you reach age 70 1/2 (the required beginning date)(see "Required Distributions"). However, Section 401(a)(9)(A) of the Code (relating to minimum distributions required to commence at age 70 1/2), and the incidental death benefit requirements of Section 401(a) of the Code, do not apply to Roth IRAs.

If you die before your entire interest in your Contract is distributed, unless otherwise permitted under applicable law, any remaining interest in the Contract must be distributed to your beneficiary by December 31 of the calendar year containing the fifth anniversary of your death; except that: (1) if the interest is payable to an individual who is your designated beneficiary (within the meaning of Section 401(a)(9) of the Code), the designated beneficiary may elect to receive the entire interest over his or her life, or over a period certain not extending beyond his or her life expectancy, commencing on or before December 31 of the calendar year immediately following the calendar year in which you die; and (2) if the designated beneficiary is your spouse, the Contract will be treated as his or her own IRA, or, where applicable, Roth IRA.

5. Except in the case of a rollover contribution or a direct transfer (see "Rollovers and Direct Transfers"), or a contribution made in accordance with the terms of a Simplified Employee Pension (SEP), (1) all contributions to an IRA, including a Roth IRA, must be cash contributions which do not exceed $2,000 for any taxable year, and (2) all contributions to a SIMPLE IRA must be cash contributions, including matching or nonelective employer contributions (see "SIMPLE IRAs"), which do not exceed $6,000 for any year (as adjusted for inflation).

6. The Contract must be for the exclusive benefit of you and your beneficiaries.

C.  ROLLOVERS AND DIRECT TRANSFERS FOR IRAs AND SIMPLE IRAs

1. A rollover is a tax-free transfer from one retirement program to another that you cannot deduct on your tax return. There are two kinds of tax-free rollover payments under an IRA. In one, you transfer amounts from one IRA to another. With the other, you transfer amounts from a qualified employee benefit plan or tax-sheltered annuity to an IRA. Tax-free rollovers can be made from a SIMPLE IRA to another SIMPLE IRA or to a SIMPLE Individual Retirement Account under
Section 408(p) of the Code. An individual can make a tax-free rollover to an IRA from a SIMPLE IRA after a two-year period has expired since the individual first participated in a SIMPLE plan.

2. You must complete the transfer by the 60th day after the day you receive the distribution from your IRA or other qualified employee benefit plan or SIMPLE IRA.

3. A rollover distribution may be made to you only once a year. The one-year period begins on the date you receive the rollover distribution, not on the date you roll it over (reinvest it).

4. A direct transfer to an IRA of funds in an IRA from one trustee or insurance company to another is not a rollover. It is a transfer that is not affected by the one-year waiting period.

5. All or a part of the premium for this Contract used as an IRA may be paid from a rollover from an IRA, qualified pension or profit-sharing plan or tax-sheltered annuity, or from a direct transfer from another IRA. All or part of the premium for this Contract used as a SIMPLE IRA may be paid from a rollover from a SIMPLE IRA or SIMPLE Individual Retirement Account or, to the extent permitted by law, from a direct transfer from a SIMPLE IRA or SIMPLE Individual Retirement Account.

6. A distribution that is eligible for rollover treatment from a qualified employee benefit plan or tax-sheltered annuity will be subject to twenty percent (20%) withholding by the Internal Revenue Service even if you roll the distribution over within the 60-day rollover period. One way to avoid this withholding is to make the distribution as a direct transfer to the IRA trustee or insurance company.

D.  CONTRIBUTION LIMITS AND ALLOWANCE OF DEDUCTION FOR IRAs

1. In general, the amount you can contribute each year to an IRA is the lesser of $2,000 or your taxable compensation for the year. If you have more than one IRA, the limit applies to the total contributions made to your own IRAs for the year. Generally, if you work the amount that you earn is compensation. Wages, salaries, tips, professional fees, bonuses and other amounts you receive for providing personal services are compensation. If you own and operate your own business as a sole proprietor, your net earnings reduced by your deductible contributions on your behalf to self-employed retirement plans is compensation. If you are an active partner in a partnership and provide services to the partnership, your share of partnership income reduced by deductible contributions made on your behalf to qualified retirement plans is compensation. All taxable alimony and separate maintenance payments received under a decree of divorce or separate maintenance is compensation.

2. In the case of a married couple filing a joint return, up to $2,000 can be contributed to each spouse's IRA, even if one spouse has little or no compensation. This means that the total combined contributions that can be made to both IRAs can be as much as $4,000 for the year. Previously, if one spouse had no compensation or elected to be treated as having no compensation, the total combined contributions to both IRAs could not be more than $2,250.

3. In the case of a married couple with unequal compensation who file a joint return, the limit on the deductible contributions to the IRA of the spouse with less compensation is the smaller of:

  a.  $2,000 or

  b. The total compensation of both spouses, reduced by any deduction allowed for contributions to IRAs of the spouse with more compensation.

The deduction for contributions to both spouses' IRAs may be further limited if either spouse is covered by an employer retirement plan.

4. Even if your spouse is covered by an employer retirement plan, you may be able to deduct your contributions to an IRA if you are not covered by an employer plan. The deduction is limited to $2,000 and it must be reduced if your adjusted gross income on a joint return is more than $150,000 but less than $160,000. Your deduction is eliminated if your income on a joint return is $160,000 or more.

5. Contributions to your IRA can be made at any time. If you make the contribution between January 1 and April 15, however, you may elect to treat the contribution as made either in that year or in the preceding year. You may file a tax return claiming a deduction for your IRA contribution before the contribution is actually made. You must, however, make the contribution by the due date of your return not including extensions.

6. You cannot make a contribution other than a rollover contribution to your IRA for the year in which you reach age 70 1/2 or thereafter.

E.  SEP IRAs

1. SEP IRA rules concerning eligibility and contributions are governed by Code
Section 408(k). The maximum deductible contribution for a SEP IRA is the lesser of $30,000 or 15% of compensation.

2. A SEP must be established and maintained by an employer (corporation, partnership, sole proprietor). Information about the Kemper SEP is available upon request.

F.  SIMPLE IRAs

1. A SIMPLE IRA must be established with your employer using a qualified salary reduction agreement.

2. You may elect to have your employer contribute to your SIMPLE IRA, under a qualified salary reduction agreement, an amount (expressed as a percentage of your compensation) not to exceed $6,000 (as adjusted for inflation) for the year. In addition to these employee elective contributions, your employer is required to make each year either (1) a matching contribution equal to up to 3 percent, and not less than 1 percent, of your SIMPLE IRA contribution for the year, or (2) a nonelective contribution equal to 2 percent of your compensation for the year (up to $150,000 of compensation, as adjusted for inflation). No other contributions may be made to a SIMPLE IRA.

3. Employee elective contributions and employer contributions (i.e., matching contributions and nonelective contributions) to your SIMPLE IRA are excluded from your gross income.

4. To the extent an individual with a SIMPLE IRA is no longer participating in a SIMPLE plan (e.g., the individual has terminated employment), and two years has passed since the individual first participated in the plan, the individual may treat the SIMPLE IRA as an IRA.

G.  TAX STATUS OF THE CONTRACT AND DISTRIBUTIONS FOR IRAs AND SIMPLE IRAs

1. Earnings of your IRA annuity contract are not taxed until they are distributed to you.

2. In general, taxable distributions are included in your gross income in the year you receive them.

3. Distributions under your IRA are non-taxable to the extent they represent a return of non-deductible contributions (if any). The non-taxable percentage of a distribution is determined by dividing your total undistributed, non-deductible IRA contributions by the value of all your IRAs (including SEPs and rollovers).

4. You cannot choose the special five-year or ten-year averaging that may apply to lump sum distributions from qualified employer plans.

H.  REQUIRED DISTRIBUTIONS FOR IRAs AND SIMPLE IRAs


You must start receiving minimum distributions required under the Contract and
Section 401(a)(9) of the Code from your IRA and SIMPLE IRA starting with the year you reach age 70 1/2 (your 70 1/2 year). Ordinarily, the required minimum distribution for a particular year must be received by December 31 of that year. However, you may delay the required minimum distribution for the year you reach age 70 1/2 until April 1 of the following year (i.e., the required beginning date).

Annuity payments which begin by April 1 of the year following your 70 1/2 year satisfy the minimum distribution requirement if they provide for non-increasing payments over the life or the lives of you and your spouse, provided that, if installments are guaranteed, the guaranty period does not exceed the lesser of 20 years or the applicable life expectancy.

The applicable life expectancy is your remaining life expectancy or the remaining joint life and last survivor expectancy of you and your designated beneficiary. Life expectancies are determined using the expected return multiple tables shown in IRS Publication 590 "Individual Retirement Arrangements." To obtain a free copy of IRS Publication 590 and other IRS forms, phone the IRS toll free at 1-800-729-3676 or write the IRS Forms Distribution Center for your area as shown in your income tax return instructions.

If you have more than one IRA, you must determine the required minimum distribution separately for each IRA; however, you can take the actual distributions of these amounts from any one or more of your IRAs.

If the actual distribution from your Contract is less than the minimum amount that should be distributed in accordance with the minimum distribution requirements mentioned above, the difference generally is an excess accumulation. There is a 50% excise tax on any excess accumulations. If the excess accumulation is due to reasonable error, and you have taken (or are taking) steps to remedy the insufficient distribution, you can request that this 50% excise tax be excused by filing with your tax return an IRS Form 5329, together with a letter of explanation and the excise tax payment.

I.  ROTH IRAs

1. If your Contract is a special type of individual retirement plan known as Roth IRA, it will be administered in accordance with the requirements of section 408A of the Code. (Except as otherwise indicated, references herein to an "IRA" are to an "individual retirement plan," within the meaning of Section 7701(a)(37) of the Code, other than a Roth IRA.) Roth IRAs are treated the same as other IRAs, except as described here. However, the provisions of the Code governing Roth IRAs may be modified by pending legislation. We will notify you of any such changes.

2. The IRS is not presently accepting submissions for opinion letters approving annuities as Roth IRAs, but will issue in the future procedures for requesting such opinion letters. We will apply for approval as soon as possible after the IRS issues its procedures on this matter. Such approval will be a determination only as to the form of the annuity, and will not represent a determination of the merits of the annuity.

3. If your Contract is a Roth IRA, we will send you a Roth IRA endorsement to be attached to, and to amend, your Contract after we obtain approval of the endorsement from the IRS and your state insurance department. We reserve the right to amend the Contract as necessary or advisable from time to time to comply with future changes in the Internal Revenue Code, regulations or other requirements imposed by the IRS to obtain or maintain its approval of the annuity as a Roth IRA.

4. Earnings in your Roth IRA are not taxed until they are distributed to you, and will not be taxed if they are paid as a "qualified distribution," as described to you in section L, below.

J.  ELIGIBILITY AND CONTRIBUTIONS FOR ROTH IRAs

1. Generally, you are eligible to establish or make a contribution to your Roth IRA only if you meet certain income limits. No deduction is allowed for contributions to your Roth IRA. Contributions to your Roth IRA may be made even after you attain age 70 1/2.

2. The aggregate amount of contributions for any taxable year to all IRAs, including all Roth IRAs, maintained for your benefit (the "contribution limit") generally is the lesser of $2,000 and 100% of your compensation for the taxable year. However, if you file a joint return and receive less compensation for the taxable year than your spouse, the contribution limit for the taxable year is the lesser of $2,000 and the sum of (1) your compensation for the taxable year, and (2) your spouse's compensation for the taxable year reduced by any deductible contributions to an IRA of your spouse, and by any contributions to a Roth IRA for your spouse, for the taxable year.

The contribution limit for any taxable year is reduced (but not below zero) by the amount which bears the same ratio to such amount as:

  (a) the excess of (i) your adjusted gross income for the taxable year, over
      (ii) the "applicable dollar amount", bears to

  (b) $15,000 (or $10,000 if you are married).

For this purpose, "adjusted gross income" is determined in accordance with
Section 219(g)(3) of the Code and (1) excludes any amount included in gross income as a result of any rollover from, transfer from, or conversion of an IRA to a Roth IRA, and (2) is reduced by any deductible IRA contribution. In addition, the "applicable dollar amount" is equal to $150,000 for a married individual filing a joint return, $0 for a married individual filing a separate return, and $95,000 for any other individual.

A "qualified rollover contribution" (discussed in section K, below), and a non-taxable transfer from another Roth IRA, are not taken into account for purposes of determining the contribution limit.

K.  ROLLOVERS, TRANSFERS AND CONVERSIONS TO ROTH IRAs

1. Rollovers and Transfers -- A rollover may be made to a Roth IRA only if it is a "qualified rollover contribution." A "qualified rollover contribution" is a rollover to a Roth IRA from another Roth IRA or from an IRA, but only if such rollover contribution also meets the rollover requirements for IRAs under
Section 408(d)(3). In addition, a transfer may be made to a Roth IRA directly from another Roth IRA or from an IRA.

You may not make a qualified rollover contribution or transfer in a taxable year from an IRA to a Roth IRA if (a) your adjusted gross income for the taxable year exceeds $100,000 or (b) you are married and file a separate return.

The rollover requirements of Section 408(d)(3) are complex and should be carefully considered before you make a rollover. One of the requirements is that the amount received be paid into another IRA (or Roth IRA) within 60 days after receipt of the distribution. In addition, a rollover contribution from a Roth IRA may be made by you only once a year. The one-year period begins on the date you receive the Roth IRA distribution, not on the date you roll it over (reinvest it) into another Roth IRA. If you withdraw assets from a Roth IRA, you may roll over part of the withdrawal tax free into another Roth IRA and keep the rest of it. A portion of the amount you keep may be included in your gross income.

2. Taxation of Rollovers and Transfers to Roth IRAs -- A qualified rollover contribution or transfer from a Roth IRA maintained for your benefit to another Roth IRA maintained for your benefit which meets the rollover requirements for IRAs under Section 408(d)(3) is tax-free.

In the case of a qualified rollover contribution or a transfer from an IRA maintained for your benefit to a Roth IRA maintained for your benefit, any portion of the amount rolled over or transferred which would be includible in your gross income were it not part of a qualified rollover contribution or a nontaxable transfer will be includible in your gross income. However, Code
Section 72(t) (relating to the 10 percent penalty tax on premature distributions) will generally not apply unless the amounts rolled over or transferred are withdrawn within the five-year period beginning with the taxable year in which such contribution was made.

3. Transfers of Excess IRA Contributions to Roth IRAs -- If, before the due date of your federal income tax return for any taxable year (not including extensions), you transfer, from an IRA, contributions for such taxable year (and earnings thereon) to a Roth IRA, such amounts will not be includible in gross income to the extent that no deduction was allowed with respect to such amount.

4. Taxation of Conversions of IRAs to Roth IRAs -- All or part of amounts in an IRA maintained for your benefit may be converted into a Roth IRA maintained for your benefit. The conversion of an IRA to a Roth IRA is treated as a special type of qualified rollover contribution. Hence, you must be eligible to make a qualified rollover contribution in order to convert an IRA to a Roth IRA. A conversion typically will result in the inclusion of some or all of your IRA's value in gross income, as described above.

A conversion of an IRA to a Roth IRA can be made without taking an actual distribution from your IRA. For example, an individual may make a conversion by notifying the IRA issuer or trustee, whichever is applicable.

UNDER SOME CIRCUMSTANCES, IT MIGHT NOT BE ADVISABLE TO ROLLOVER, TRANSFER, OR CONVERT ALL OR PART OF AN IRA TO A ROTH IRA. WHETHER YOU SHOULD DO SO WILL DEPEND ON YOUR PARTICULAR FACTS AND CIRCUMSTANCES, INCLUDING, BUT NOT LIMITED TO, SUCH FACTORS AS WHETHER YOU QUALIFY TO MAKE SUCH A ROLLOVER, TRANSFER, OR CONVERSION, YOUR FINANCIAL SITUATION, AGE, CURRENT AND FUTURE INCOME NEEDS, YEARS TO RETIREMENT, CURRENT AND FUTURE TAX RATES, YOUR ABILITY AND DESIRE TO PAY CURRENT INCOME TAXES WITH RESPECT TO AMOUNTS ROLLED OVER, TRANSFERRED, OR CONVERTED, AND WHETHER SUCH TAXES MIGHT NEED TO BE PAID WITH WITHDRAWALS FROM YOUR ROTH IRA (SEE DISCUSSION BELOW OF "NONQUALIFIED

DISTRIBUTIONS"). YOU SHOULD CONSULT A QUALIFIED TAX ADVISER BEFORE ROLLING OVER, TRANSFERRING, OR CONVERTING ALL OR PART OF AN IRA TO A ROTH IRA.

5. Separate Roth IRAs -- Due to the complexity of, and proposed changes to, the tax law, it may be advantageous to maintain amounts rolled over, transferred, or converted from an IRA in separate Roth IRAs from those containing regular Roth IRA contributions. For the same reason, you should consider maintaining a separate Roth IRA for each amount rolled over, transferred, or converted from an IRA. These considerations should be balanced against the additional costs you may incur from maintaining multiple Roth IRAs. You should consult your tax adviser if you intend to contribute rollover, transfer, or conversion amounts to your Contract or if you intend to roll over or transfer amounts from your Contract to another Roth IRA maintained for your benefit.


L.  INCOME TAX CONSEQUENCES OF ROTH IRAs

1. Qualified Distributions -- Any "qualified distribution" from a Roth IRA is excludible from gross income. A "qualified distribution" is a payment or distribution which satisfies two requirements. First, the payment or distribution must be (a) made after you attain 59 1/2, (b) made after your death, (c) attributable to your being disabled, or (d) a "qualified special purpose distribution" (i.e., a qualified first-time homebuyer distribution under Section 72(t)(2)(F) of the Code). Second, the payment or distribution must be made in a taxable year that is at least five years after (1) the first taxable year for which a contribution was made to any Roth IRA established for you, or
(2) in the case of a rollover from, or a conversion of, an IRA to a Roth IRA, the taxable year in which the rollover or conversion was made if the payment or distribution is allocable (as determined in the manner set forth in guidance issued by the IRS) to the rollover contribution or conversion (or to income allocable thereto).

2. Nonqualified Distributions -- A distribution from a Roth IRA which is not a qualified distribution is taxed under Section 72 (relating to annuities), except that such distribution is treated as made first from contributions to the Roth IRA to the extent that such distribution, when added to all previous distributions from the Roth IRA, does not exceed the aggregate amount of contributions to the Roth IRA. For purposes of determining the amount taxed, (a) all Roth IRAs established for you will be treated as one contract, (b) all distributions during any taxable year from Roth IRAs established for you will be treated as one distribution, and (c) the value of the contract, income on the contract, and investment in the contract, if applicable, will be computed as of the close of the calendar year in which the taxable year begins.

An additional tax of 10% is imposed on nonqualified distributions (including amounts deemed distributed as the result of a prohibited loan or use of your Roth IRA as security for a loan) made before the benefited individual has attained age 59 1/2, unless one of the exceptions discussed in Section N applies.


M.  TAX ON EXCESS CONTRIBUTIONS

1. You must pay a 6% excise tax each year on excess contributions that remain in your Contract. Generally, an excess contribution is the amount contributed to your Contract that is more than you can contribute. The excess is taxed for the year of the excess contribution and for each year after that until you correct it.

2. You will not have to pay the 6% excise tax if you withdraw the excess amount by the date your tax return is due including extensions for the year of the contribution. You do not have to include in your gross income an excess contribution that you withdraw from your Contract before your tax return is due if the income earned on the excess was also withdrawn and no deduction was allowed for the excess contribution. You must include in your gross income the income earned on the excess contribution.


N.  TAX ON PREMATURE DISTRIBUTIONS

There is an additional tax on premature distributions from your IRA, Roth IRA or SIMPLE IRA, equal to 10% of the taxable amount. For premature distributions from a SIMPLE IRA made within the first 2 years you participate in a SIMPLE plan, the additional tax is equal to 25% of the amount of the premature distribution that must be included in gross income. Premature distributions are generally amounts you withdraw before you are age 59 1/2. However, the tax on premature distributions does not apply:

1. To amounts that are rolled over tax free;

2. To a distribution which is made on or after your death, or on account of you being disabled within the meaning of Code Section 72(m)(7);

3. To a distribution which is part of a series of substantially equal periodic payments (made at least annually) over your life or your life expectancy or the joint life or joint life expectancy of you and your beneficiary; or

4. To a distribution which is used for qualified first-time homebuyer expenses, qualified high education expenses, certain medical expenses, or by an unemployed individual to pay health insurance premiums.


O.  IRA EXCISE TAX REPORTING

Use Form 5329, Additional Taxes Attributable to Qualified Retirement Plans (Including IRAs), Annuities, and Modified Endowment Contracts, to report the excise taxes on excess contributions, premature distributions, and excess accumulations. If you do not owe any IRA, Roth IRA or SIMPLE IRA excise taxes, you do not need Form 5329. Further information can be obtained from any district office of the Internal Revenue Service.


P.  BORROWING

If you borrow money against your Contract or use it as security for a loan, the Contract will lose its classification as an IRA, Roth IRA or SIMPLE IRA , whichever is applicable, and you must include in gross income the fair market value of the Contract as of the first day of your tax year. In addition, you may be subject to the tax on premature distributions described above. (Note: This Contract does not allow borrowings against it, nor may it be assigned or pledged as collateral for a loan.)


Q.  REPORTING

We will provide you with any reports required by the Internal Revenue Service.


R.  ESTATE TAX

Generally, the value of your IRA, including your Roth IRA, is included in your gross estate for federal estate tax purposes.

S. FINANCIAL DISCLOSURE FOR THE SEPARATE ACCOUNT (VARIABLE ACCOUNT) AND MVA OPTION.

1. If on the enrollment application you indicated an allocation to a Subaccount, this Contract will be assessed a daily charge of an amount which will equal an aggregate of 1.25% per annum.

2. An annual records maintenance charge of $30.00 will be assessed against the Separate Account Value each Contract Year. If no values are in the Subaccounts, the charge will be assessed against Guarantee Period Value.

3. Withdrawal and early annuitization charges will be assessed based on the Contract Years elapsed since the Contract was issued as described in the prospectus under the heading "Withdrawal Charge."

Withdrawals, transfers and early annuitizations of Guarantee Period Value may be subject to a Market Value Adjustment as described in the prospectus under the heading "Market Value Adjustment."

4. The method used to compute and allocate the annual earnings is contained in the prospectus under the heading "Accumulation Unit Value" for Separate Account Value and under the headings "Guarantee Periods of the MVA Option" and "Establishment of Guaranteed Interest Rates" for Guarantee Period Value.

5. The growth in value of your Contract is neither guaranteed nor projected but is based on the investment experience of the Subaccounts or rates of interest as declared by Kemper Investors Life Insurance Company.

                      STATEMENT OF ADDITIONAL INFORMATION


                           _________________, 2001

________________________________________________________________________________

                        INDIVIDUAL AND GROUP VARIABLE,
                     FIXED AND MARKET VALUE ADJUSTED
                          DEFERRED ANNUITY CONTRACTS


________________________________________________________________________________
                          ZURICH PREFERRED PLUS

                                   Issued By

                   KILICO Variable Annuity Separate Account

                                      and

                    KEMPER INVESTORS LIFE INSURANCE COMPANY

    HOME OFFICE: 1 Kemper Drive, Long Grove, Illinois 60049 (847) 550-5500


This Statement of Additional Information is not a prospectus. This Statement of Additional Information should be read in conjunction with the Prospectus of the Separate Account dated __________, 2001. The Prospectus may be obtained from Kemper Investors Life Insurance Company by writing or calling the address or telephone number listed above.

                                _______________

                               TABLE OF CONTENTS

                                                                       Page
                                                                       ----
          Services to the Separate Account..........................    B-1
          Performance Information of Subaccounts....................    B-1
          State Regulation..........................................    B-4
          Experts...................................................    B-4
          Financial Statements......................................    B-4
          Report of Independent Accountants.........................    B-
          Financial Statements of the Separate Account..............    B-
          Appendix A Tables of Adjusted Accumulation Unit Values
          (reflecting current changes) and Performance Information..    B-6
          Appendix B State Premium Tax Chart........................    B-16

                       SERVICES TO THE SEPARATE ACCOUNT
                         [TO BE UPDATED BY AMENDMENT]

Kemper Investors Life Insurance Company ("KILICO") maintains the books and records of the KILICO Variable Annuity Separate Account (the "Separate Account"). KILICO holds the assets of the Separate Account. The assets are kept segregated and held separate and apart from the general funds of KILICO. KILICO maintains records of all purchases and redemptions of shares of each Fund by each of the Subaccounts. All expenses incurred in the operations of the Separate Account, except the charge for mortality and expense risk and administrative expenses, and records maintenance charge (as described in the Prospectus) are borne by KILICO.

The independent accountants for the Separate Account are PricewaterhouseCoopers LLP, Chicago, Illinois, for the years ended December 31, 1999, 1998 and 1997. The firm performed the annual audit of the financial statements of the Separate Account and KILICO for the years ended December 31, 1999, 1998 and 1997.

The Contracts are sold by licensed insurance agents, where the Contracts may be lawfully sold, who are registered representatives of broker-dealers which are registered under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc. The Contracts are distributed through the principal underwriter for the Separate Account, Investors Brokerage Services, Inc. ("IBS"), a wholly-owned subsidiary of KILICO, which enters into selling group agreements with the affiliated and unaffiliated broker-dealers. Subject to the provisions of the Contracts, units of the Subaccounts under the Contract are offered on a continuous basis.

KILICO pays commissions to the seller which may vary but are not anticipated to exceed in the aggregate an amount equal to nine tenths of one percent (.90%) of Purchase Payments. As of the date of the Prospectus, KILICO has not paid any commissions in connection with the sale of these variable annuity contracts.

                    PERFORMANCE INFORMATION OF SUBACCOUNTS
                         [TO BE UPDATED BY AMENDMENT]

As described in the Prospectus, a Subaccount's historical performance may be shown in the form of standardized "average annual total return" and nonstandardized "total return" calculations in the case of all Subaccounts; "yield" information may be provided in the case of the Kemper High Yield Subaccount, Kemper Investment Grade Bond Subaccount, Kemper Government Securities Subaccount and the Scudder VLIF Bond Subaccount; and "yield" and "effective yield" information may be provided in the case of the Kemper Money Market Subaccount #1 (the "Kemper Money Market Subaccount"). These various measures of performance are described below.

A Subaccount's standardized average annual total return quotation is computed in accordance with a standard method prescribed by rules of the Securities and Exchange Commission. The standardized average annual total return for a Subaccount for a specific period is found by first taking a hypothetical $1,000 investment in each of the Subaccount's units on the first day of the period at the maximum offering price, which is the Accumulation Unit value per unit ("initial investment") and computing the ending redeemable value ("redeemable value") of that investment at the end of the period. The redeemable value reflects the effect of recurring charges and fees applicable under the Contract to all Contract Owner accounts and the withdrawal charge applicable to this bonus contract based on the Owner's total withdrawal of the Subaccount. The redeemable value does not reflect the effect of premium taxes. The redeemable value is then divided by the initial investment and this quotient is taken to the Nth root (N represents the number of years in the period) and 1 is subtracted from the result, which is then expressed as a percentage carried to the nearest hundredth of one percent. Standardized average annual total return figures are annualized and, therefore, represent the average annual percentage change in the value of a Subaccount over the applicable period.

In general, there is no formula prescribed for calculating nonstandardized total return performance. However, consistent with comments of the staff of the Securities and Exchange Commission, nonstandardized performance information will reflect deduction of the withdrawal charge applicable to this bonus contract. Nonstandardized total return performance for a specific period is calculated by first taking an investment (assumed to be $40,000 below) in each Subaccount's units on the first day of the period at the maximum offering price, which is the Accumulation Unit Value per unit ("initial investment") and computing the ending value ("ending value") of that investment at the end of the period. The ending value does not reflect the effect of premium taxes. The nonstandardized total return percentage is then determined by subtracting the initial investment from the ending value and dividing the remainder by the initial investment and expressing the result as a percentage. An assumed investment of $40,000 was chosen because that approximates the size of a typical account. Both annualized and nonannualized (cumulative) nonstandardized total return figures may be provided. Annualized nonstandardized total return figures represent the average annual percentage change in the value of a Subaccount over the applicable period while nonannualized (cumulative) figures represent the actual percentage change over the applicable period.

Standardized average annual total return quotations will be current to the last day of the calendar quarter and nonstandardized total return quotations will be current to the last day of the calendar month preceding the date on which an advertisement is submitted for publication. Standardized average annual total return will cover periods of one, three, five and ten years, if applicable, and a period covering the time the underlying Portfolio has been held in a Subaccount (life of Subaccount). Nonstandardized total return will cover periods of one, three, five and ten years, if applicable, and a period covering the time the underlying Portfolio held in a Subaccount has been in existence (life of Portfolio). For those underlying Portfolios which have not been held as Subaccounts within the Separate Account for one of the quoted periods, the nonstandardized total return quotations will show the investment performance such underlying Portfolios would have achieved had they been held as Subaccounts within the Separate Account for the period quoted.


Performance information will be shown for periods from April 6, 1982 (inception) for the Kemper Money Market Subaccount, Kemper Total Return Subaccount and Kemper High Yield Subaccount, and for periods from December 9, 1983 (inception) for the Kemper Growth Subaccount. In addition, on that date the Kemper Government Securities Subaccount was added to the Separate Account to invest in the Fund's Government Securities Portfolio. For the Kemper Government Securities Subaccount, performance figures will reflect investment experience as if the Kemper Government Securities Subaccount had been available under the Contracts since September 3, 1987, the inception date of the Kemper Government Securities Portfolio.


The calculation of yield, current yield and effective yield does not normally reflect the effect of applicable withdrawal charges. However, as in nonstandardized total return, the Securities and Exchange Commission has determined that the calculation of yield, current yield and effective yield for a bonus annuity must reflect the applicable withdrawal charges.

The yield for the Kemper High Yield Subaccount, the Kemper Investment Grade Bond Subaccount, the Kemper Government Securities Subaccount and the Scudder VLIF Bond Subaccount is computed in accordance with a standard method prescribed by rules of the Securities and Exchange Commission. The yields for the Kemper High Yield Subaccount, the Kemper Government Securities Subaccount, the Kemper Investment Grade Bond Subaccount and the Scudder VLIF Bond Subaccount, based upon the one month period ended _________, ____ were ____%, ____%, ____% and ____%, respectively. The yield quotation is computed by dividing the net investment income per unit earned during the specified one month or 30-day period by the accumulation unit values on the last day of the period, according to the following formula that assumes a semi-annual reinvestment of income:
                                     a -- b
                                     ------
                      YIELD = 2[(             +1)(6) -- 1]
                                      cd

a = net dividends and interest earned during the period by the Fund attributable to the Subaccount

b = expenses accrued for the period (net of reimbursements)

c = the average daily number of Accumulation Units outstanding during the period

d = the Accumulation Unit value per unit on the last day of the period

The yield of each Subaccount reflects the deduction of all recurring fees and charges applicable to each Subaccount, but does not reflect the deduction of premium taxes.

The Kemper Money Market Subaccount's yield is computed in accordance with a standard method prescribed by rules of the Securities and Exchange Commission. Under that method, the current yield quotation is based on a seven-day period and computed as follows: the net change in the Accumulation Unit Value during the period is divided by the Accumulation Unit Value at the beginning of the period ("base period return") and the result is divided by 7 and multiplied by 365 and the current yield figure carried to the nearest one-hundredth of one percent. Realized capital gains or losses and unrealized appreciation or depreciation of the Account's portfolio are not included in the calculation. The yield for the seven-day period ended ______, ____ was __% for the Kemper
Money Market Subaccount. The average portfolio maturity was __ days.


The Kemper Money Market Subaccount's effective yield is determined by taking the base period return (computed as described above) and calculating the effect of assumed compounding. The formula for the effective yield is: (base period return +1) (365) / (7) -- 1. The effective yield for the seven-day period ended ______, ____ was ____% for the Kemper Money Market Subaccount.


The calculation of current and effective yield does not include realized capital gains or losses and unrealized appreciation or depreciation of the Portfolio, but does reflect the effect of all other recurring charges and fees applicable to this bonus contract and the applicable withdrawal charge.

In computing yield, the Separate Account follows certain standard accounting practices specified by Securities and Exchange Commission rules. These practices are not necessarily consistent with the accounting practices that the Separate Account uses in the preparation of its annual and semi-annual financial statements.

A Subaccount's performance quotations are based upon historical earnings and are not necessarily representative of future performance. The Subaccount's units are sold at Accumulation Unit value. Performance figures and Accumulation Unit value will fluctuate. Factors affecting a Subaccount's performance include general market conditions, operating expenses and investment management. Units of a Subaccount are redeemable at Accumulation Unit value, which may be more or less than original cost. Redemptions within the first eight years after purchase may be subject to a withdrawal charge that ranges from 8% the first year to 0% after eight years. Standardized average annual total returns include the deduction of all expenses and fees, including a prorated portion of the Records Maintenance Charge. Standardized average annual total returns do not reflect the effect of any applicable premium tax. Yield, effective yield and nonstandardized total returns include the deduction of all expenses and fees except the effect of premium taxes that may be imposed upon the redemption of units and the prorated portion of the Records Maintenance Charge. Thus, nonstandardized total return figures may be higher than if these charges were deducted.

The Subaccounts may also provide comparative information on an annualized or nonannualized (cumulative) basis with regard to various indexes described in the Prospectus. In addition, the Subaccounts may provide performance analysis rankings of Lipper Analytical Services, Inc., the VARDS Report, Morningstar, Inc., Ibbotson Associates or Micropal. From time to time, the Separate Account may quote information from publications such as Morningstar, Inc., The Wall Street Journal, Money Magazine, Forbes, Barron's, Fortune, The Chicago Tribune, USA today, Institutional Investor, National Underwriter, Selling Life Insurance, Broker World, Registered Representative, Investment Advisor and VARDS.


The tables in Appendix A include standardized average annual total return and nonstandardized total return quotations for various periods as of _____, ______.


                               STATE REGULATION

KILICO is subject to the laws of Illinois governing insurance companies and to regulation by the Illinois Department of Insurance. An annual statement in a prescribed form is filed with the Illinois Department of Insurance each year. KILICO's books and accounts are subject to review by the Department of Insurance at all times, and a full examination of its operations is conducted periodically. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, KILICO is subject to regulation under the insurance laws of other jurisdictions in which it may operate.


                                    EXPERTS
             [AUDITED FINANCIAL STATEMENTS AND AUDITOR'S CONSENT
                 TO BE ADDED BY PRE-EFFECTIVE AMENDMENT]


The financial statements of the KILICO Variable Annuity Separate Account for the year ended __________, _____, included in the Statement of Additional Information have been included herein in reliance upon the report of___________, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                              FINANCIAL STATEMENTS

This Statement of Additional Information contains financial statements for the Separate Account which reflect assets attributable to the Contracts and also reflect assets attributable to other variable annuity contracts offered by KILICO through the Separate Account.

                [FINANCIAL STATEMENTS TO BE FILED BY AMENDMENT]

APPENDIX A

                         [TO BE UPDATED BY AMENDMENT]

TABLES OF ADJUSTED ACCUMULATION UNIT VALUES (REFLECTING CURRENT CHARGES) AND PERFORMANCE INFORMATION


The accumulation unit values are for the life of the Separate Account based on current deductions and charges applicable to the Contracts. The Contracts will be initially offered __________, 2001. Values may have varied had assets actually been allocated to the Separate Account under the Contracts.

ADJUSTED ACCUMULATION UNIT VALUES


                        Kemper Money Market Subaccount
                     ------------------------------------
                                                   Unit
                       Date                       Values
                     --------                    --------

                     04/06/82
                     12/31/82
                     12/31/83
                     12/31/84
                     12/31/85
                     12/31/86
                     12/31/87
                     12/31/88
                     12/31/89
                     12/31/90
                     12/31/91
                     12/31/92
                     12/31/93
                     12/31/94
                     12/31/95
                     12/31/96
                     12/31/97
                     12/31/98
                     12/31/99
                     05/03/99
                     12/31/99
                     04/06/82
                     12/31/82
                     12/31/83
                     12/31/84
                     12/31/85
                     12/31/86
                     12/31/87
                     12/31/88
                     12/31/89
                     12/31/90
                     12/31/91
                     12/31/92
                     12/31/93
                     12/31/94
                     12/31/95
                     12/31/96
                     12/31/97
                     12/31/98
                     12/31/99


                         Kemper High Yield Subaccount
                      -----------------------------------
                                                   Unit
                        Date                      Values
                      --------                   --------

                      04/06/82
                      12/31/82
                      12/31/83
                      12/31/84
                      12/31/85
                      12/31/86
                      12/31/87
                      12/31/88

                        12/31/89
                        12/31/90
                        12/31/91
                        12/31/92
                        12/31/93
                        12/31/94
                        12/31/95
                        12/31/96
                        12/31/97
                        12/31/98
                        12/31/99
                        12/09/83
                        12/31/83
                        12/31/84
                        12/31/85
                        12/31/86
                        12/31/87
                        12/31/88
                        12/31/89
                        12/31/90
                        12/31/91
                        12/31/92
                        12/31/93
                        12/31/94
                        12/31/95
                        12/31/96
                        12/31/97
                        12/31/98
                        12/31/99
                        09/03/87
                        12/31/87
                        12/31/88
                        12/31/89
                        12/31/90
                        12/31/91
                        12/31/92
                        12/31/93
                        12/31/94
                        12/31/95
                        12/31/96
                        12/31/97
                        12/31/98
                        12/31/99

                      Kemper Small Cap Growth Subaccount
                   -----------------------------------------
                                                      Unit
                     Date                            Values
                   -------------                 -----------

                        05/02/94
                        12/31/94
                        12/31/95
                        12/31/96
                        12/31/97
                        12/31/98
                        12/31/99
                        05/01/96
                        12/31/96
                        12/31/97
                        12/31/98
                        12/31/99
                        07/16/85
                        12/31/85
                        12/31/86
                        12/31/87
                        12/31/88
                        12/31/89
                        12/31/90
                        12/31/91
                        12/31/92
                        12/31/93
                        12/31/94
                        12/31/95
                        12/31/96
                        12/31/97
                        12/31/98

                        12/31/99                  29.171654

                     Scudder VLIF International Subaccount
                   -----------------------------------------
                                                      Unit
                       Date                          Values
                   -------------                  ----------

                        05/01/87
                        12/31/87
                        12/31/88
                        12/31/89
                        12/31/90
                        12/31/91
                        12/31/92
                        12/31/93
                        12/31/94
                        12/31/95
                        12/31/96
                        12/31/97
                        12/31/98
                        12/31/99
                        07/16/85
                        12/31/85
                        12/31/86
                        12/31/87
                        12/31/88
                        12/31/89
                        12/31/90
                        12/31/91
                        12/31/92
                        12/31/93
                        12/31/94
                        12/31/95
                        12/31/96
                        12/31/97
                        12/31/98
                        12/31/99
                        01/06/89
                        12/31/89
                        12/31/90
                        12/31/91
                        12/31/92
                        12/31/93
                        12/31/94
                        12/31/95
                        12/31/96
                        12/31/97
                        12/31/98
                        12/31/99

                      Alger American Small Capitalization
                                  Subaccount
                   -----------------------------------------
                                                      Unit
                       Date                          Values
                   -------------                  ----------

                        09/20/88
                        12/31/88
                        12/31/89
                        12/31/90
                        12/31/91
                        12/31/92
                        12/31/93
                        12/31/94
                        12/31/95
                        12/31/96
                        12/31/97
                        12/31/98
                        12/31/99
                        04/30/93
                        12/31/93
                        12/31/94
                        12/31/95
                        12/31/96
                        12/31/97
                        12/31/98
                        12/31/99

                     09/14/93
                     12/31/93
                     12/31/94
                     12/31/95
                     12/31/96
                     12/31/97
                     12/31/98
                     12/31/99

                    Janus Aspen Aggressive Growth Subaccount
                 -----------------------------------------------
                                                       Unit
                      Date                            Values
                 ---------------                  --------------

                     09/14/93
                     12/31/93
                     12/31/94
                     12/31/95
                     12/31/96
                     12/31/97
                     12/31/98
                     12/31/99
                     09/14/93
                     12/31/93
                     12/31/94
                     12/31/95
                     12/31/96
                     12/31/97
                     12/31/98
                     12/31/99
                     09/14/93
                     12/31/93
                     12/31/94
                     12/31/95
                     12/31/96
                     12/31/97
                     12/31/98
                     12/31/99

                      Fidelity VIP Equity-Income Subaccount
                 -----------------------------------------------
                                                       Unit
                       Date                           Values
                 ---------------                  --------------

                     10/09/86
                     12/31/86
                     12/31/87
                     12/31/88
                     12/31/89
                     12/31/90
                     12/31/91
                     12/31/92
                     12/31/93
                     12/31/94
                     12/31/95
                     12/31/96
                     12/31/97
                     12/31/98
                     12/31/99
                     10/09/86
                     12/31/86
                     12/31/88
                     12/31/89
                     12/31/90
                     12/31/91
                     12/31/92
                     12/31/93
                     12/31/94
                     12/31/95
                     12/31/96
                     12/31/97
                     12/31/98
                     12/31/99
                     08/27/92
                     12/31/92
                     12/31/93

                     12/31/94
                     12/31/95
                     12/31/96
                     12/31/97
                     12/31/98
                     12/31/99

                            Fidelity VIP II Contrafund
                                    Subaccount
                 -----------------------------------------------
                                                        Unit

                          Date                         Values
                 -----------------                  ------------

                     01/03/95
                     12/31/95
                     12/31/96
                     12/31/97
                     12/31/98
                     12/31/99
                     10/30/97
                     12/31/97
                     12/31/98
                     12/31/99
                     05/01/96
                     12/31/96
                     12/31/97
                     12/31/98
                     12/31/99

                            J.P. Morgan Small Company
                                  Subaccount
                 -----------------------------------------------
                                                     Unit
                         Date                       Values
                 ----------------                   ------------

                     12/31/94
                     12/31/95
                     12/31/96
                     12/31/97
                     12/31/98
                     12/31/99
                     12/31/97
                     12/31/98
                     12/31/99
                     10/07/93
                     12/31/93
                     12/31/94
                     12/31/95
                     12/31/96
                     12/31/97
                     12/31/98
                     12/31/99

                              PERFORMANCE FIGURES
                       (as of ________________, _______)

                         [TO BE UPDATED BY AMENDMENT]
                          --------------------------

                                                                                                                STANDARDIZED
                                                                                                                   AVERAGE
                                                                                                                   ANNUAL
                                                                                     NONSTANDARDIZED                TOTAL
                                                                                     TOTAL RETURN(1)              RETURN(2)
                                                                               --------------------------       ------------
                                                    Year to Date
                                                         (%)        Ending     Cumulative      Annualized        Annualized
                                                      Return(3)    Value(4)    (%) Return      (%) Return        (%) Return
                                                    ------------   --------    ----------      ----------       ------------
     Kemper Money Market Subaccount(7)..........
       Life of Subaccount (from 04/06/82).......
       Life of Portfolio (from 04/06/82)........
       Ten Years................................
       Five Years...............................
       Three Years..............................
       One Year.................................
     Kemper Technology Growth Subaccount........
       Life of Subaccount (from 05/03/99).......
       Life of Portfolio (from 05/03/99)........
     Kemper Total Return Subaccount.............
       Life of Subaccount (from 04/06/82).......
       Life of Portfolio (from 04/06/82)........
       Ten Years................................
       Five Years...............................
       Three Years..............................
       One Year.................................
     Kemper High Yield Subaccount(6)............
       Life of Subaccount (from 04/06/82).......
       Life of Portfolio (from 04/06/82)........
       Ten Years................................
       Five Years...............................
       Three Years..............................
       One Year.................................
     Kemper Growth Subaccount...................
       Life of Subaccount (from 12/09/83).......
       Life of Portfolio (from 12/09/83)........
       Ten Years................................
       Five Years...............................
       Three Years..............................
       One Year.................................
     Kemper Government Securities Subaccount....
       Life of Subaccount (from 11/03/89).......
       Life of Portfolio (from 09/03/87)........
       Ten Years................................
       Five Years...............................
       Three Years..............................
       One Year.................................
     Kemper Small Cap Growth Subaccount.........
       Life of Subaccount (from 05/02/94).......
       Life of Portfolio (from 05/02/94)........
       Five Years...............................
       Three Years..............................
       One Year.................................
     Kemper Investment Grade Bond Subaccount....
       Life of Subaccount (from 05/01/96).......
       Life of Portfolio (from 05/01/96)........
       Three Years..............................
       One Year.................................
     Scudder VLIF Capital Growth Subaccount.....
       Life of Subaccount (from 05/01/98).......
       Life of Portfolio (from 07/16/85)........
       Ten Years................................
       Five Years...............................
       Three Years..............................
       One Year.................................
     Scudder VLIF International Subaccount(5)...
       Life of Subaccount (from 05/01/98).......

  Life of Portfolio (from 05/01/87)...............
  Ten Years.......................................
  Five Years......................................
  Three Years.....................................
  One Year........................................

Scudder VLIF Bond Subaccount......................
  Life of Subaccount (from 05/03/99)..............
  Life of Portfolio (from 07/16/85)...............
  Ten Years.......................................
  Five Years......................................
  Three Years.....................................
  One Year........................................

Alger American Growth Subaccount..................
  Life of Subaccount (from 05/03/99)..............
  Life of Portfolio (from 01/06/89)...............
  Ten Years.......................................
  Five Years......................................
  Three Years.....................................
  One Year........................................

Alger American Small Capitalization
  Subaccount......................................
  Life of Subaccount (from 05/03/99)..............
  Life of Portfolio (from 09/20/88)...............
  Ten Years.......................................
  Five Years......................................
  Three Years.....................................
  One Year........................................

Alger American MidCap Growth Subaccount...........
  Life of Portfolio (from 04/30/93)...............
  Five Years......................................
  Three Years.....................................
  One Year........................................

Janus Aspen Growth Subaccount.....................
  Life of Subaccount (from 09/13/95)..............
  Life of Portfolio (from 09/14/93)...............
  Five Years......................................
  Three Years.....................................
  One Year........................................

Janus Aspen Aggressive Growth Subaccount..........
  Life of Subaccount (from 09/13/95)..............
  Life of Portfolio (from 09/14/93)...............
  Five Years......................................
  Three Years.....................................
  One Year........................................

Janus Aspen Worldwide Growth Subaccount(5)........
  Life of Subaccount (from 09/13/95)..............
  Life of Portfolio (from 09/14/93)...............
  Five Years......................................
  Three Years.....................................
  One Year........................................

Janus Aspen Balanced Subaccount...................
  Life of Subaccount (from 09/13/95)..............
  Life of Portfolio (from 09/14/93)...............
  Five Years......................................
  Three Years.....................................
  One Year........................................

Fidelity VIP Equity-Income Subaccount.............
  Life of Subaccount (from 05/01/96)..............
  Life of Portfolio (from 10/09/86)...............
  Ten Years.......................................
  Five Years......................................
  Three Years.....................................
  One Year........................................

Fidelity VIP Growth Subaccount....................
  Life of Subaccount (from 05/01/96)..............
  Life of Portfolio (from 10/09/86)...............
  Ten Years.......................................
  Five Years......................................
  Three Years.....................................
  One Year........................................

Fidelity VIP II Index 500 Subaccount(8)...........
  Life of Subaccount (from 05/01/96)..............
  Life of Portfolio (from 08/27/92)...............
  Five Years......................................
  Three Years.....................................

       One Year..................................

     Fidelity VIP Contrafund Subaccount..........
       Life of Subaccount (from 05/01/96)........
       Life of Portfolio (from 01/03/95).........
       Three Years...............................
       One Year..................................

     American Century VP Income & Growth
       Subaccount................................
       Life of Subaccount (from 05/03/99)........
       Life of Portfolio (from 10/30/97).........
       One Year..................................

     American Century VP Value Subaccount........
       Life of Subaccount (from 05/03/99)........
       Life of Portfolio (from 05/01/96).........
       Three Years...............................
       One Year..................................

     J.P. Morgan Small Company Subaccount........
       Life of Subaccount (from 05/03/99)........
       Life of Portfolio (from 12/31/94).........
       Five Years................................
       Three Years...............................
       One Year..................................

     Warburg Pincus Emerging Markets
       Subaccount(5).............................
       Life of Subaccount (from 05/01/98)........
       Life of Portfolio (from 12/31/97).........
       One Year..................................

     Dreyfus Socially Responsible Growth
       Subaccount................................
       Life of Subaccount (from 05/03/99)........
       Life of Portfolio (from 10/07/93).........
       Five Years................................
       Three Years...............................
       One Year..................................

                          PERFORMANCE FIGURES--NOTES

     *  N/A Not Applicable

(1) The Nonstandardized Total Return figures quoted are based on a hypothetical $40,000 initial investment and assumes the deduction of all recurring charges and fees applicable under the Contract except any charge for applicable premium taxes which may be imposed in certain states and a prorated portion of the Records Maintenance Charge.

(2) The Standardized Average Annual Total Return figures quoted are based on a hypothetical $1,000 initial investment and assumes the deduction of all recurring charges and fees applicable under the Contract including a prorated portion of the Records Maintenance Charge. Premium taxes are not reflected.

(3) The Year to Date percentage return figures quoted are based on the change in unit values for the period _______, _________ through _________,
     _______.

(4) The Ending Values quoted are based on a $40,000 initial investment and assumes the deduction of all recurring charges and fees applicable under the Contract except any charge for applicable premium taxes which may be imposed in certain states.

(5) There are special risks associated with investing in non-U.S. companies, including fluctuating foreign currency exchange rates, foreign governmental regulations and differing degrees of liquidity that may adversely affect portfolio securities.

(6) The high yield potential offered by this Subaccount reflects the substantial risks associated with investments in high-yield bonds.

(7) An investment in the Kemper Money Market Subaccount is neither insured nor guaranteed by the U.S. government. There can be no assurance that the Kemper Money Market Portfolio will be able to maintain a stable net asset value of $1.00 per share.

(8)  Returns are based on historical results for Initial Class Shares.

TAX-DEFERRED ACCUMULATION

                                           NON-QUALIFIED                     CONVENTIONAL
                                              ANNUITY                        SAVINGS PLAN
                                      After-tax contributions
                                     and tax-deferred earnings
                           -------------------------------------------
                                                     Taxable Lump       After-tax contributions
                               No Withdrawals       Sum Withdrawal       and taxable earnings
                           --------------------- ---------------------  -----------------------
              10 Years...        $ 107,946             $  86,448              $  81,693
              20 Years...          233,048               165,137                133,476
              30 Years...          503,133               335,021                218,082

This chart compares the accumulation of a $50,000 initial investment into a Non-Qualified Annuity and a Conventional Savings Plan. Contributions to the Non-qualified Annuity and the Conventional Savings Plan are made after-tax. Only the gain in the Non-Qualified Annuity will be subject to income tax in a taxable lump sum withdrawal. The chart assumes a 37.1% federal marginal tax rate and an 8% annual return. The 37.1% federal marginal tax is based on a marginal tax rate of 36%, representative of the target market, adjusted to reflect a decrease of $3 of itemized deductions for each $100 of income over $117,950. Tax rates are subject to change as is the tax-deferred treatment of the Certificates. Income on Non-Qualified Annuities is taxed as ordinary income upon withdrawal. A 10% tax penalty may apply to early withdrawals. See "Federal Income Taxes" in the Prospectus. The chart does not reflect the following charges and expenses under the Contract: 1.00% mortality and expense risk; .7% maximum administration charges; 8% maximum deferred withdrawal charge; and $30 annual records maintenance charge. The tax-deferred accumulation would be reduced if these charges were reflected. No implication is intended by the use of these assumptions that the return shown is guaranteed in any way or that the return shown represents an average or expected rate of return over the period of the Contracts. [IMPORTANT--THIS IS NOT AN ILLUSTRATION OF YIELD OR RETURN]

Unlike savings plans, contributions to Non-Qualified Annuities provide tax-deferred treatment on earnings. In addition, contributions to tax-deferred retirement annuities are not subject to current tax in the year of contribution. When monies are received from a Non-Qualified Annuity (and you have many different options on how you receive your funds), they are subject to income tax. At the time of receipt, if the person receiving the monies is retired, not working or has additional tax exemptions, these monies may be taxed at a lesser rate.

APPENDIX B

STATE PREMIUM TAX CHART

                                                Rate of Tax
                                       ------------------------------
                                         Qualified    Non-Qualified
                         State             Plans          Plans
                     ---------------   -------------  ---------------
                     California.....        .50%          2.35%*
                     Kentucky.......       2.00%*         2.00%*
                     Maine..........         --           2.00%
                     Nevada.........         --           3.50%*
                     South Dakota...         --           1.25%
                     West Virginia..       1.00%          1.00%
                     Wyoming........         --           1.00%

   * Taxes become due when annuity benefits commence, rather than when the premiums are collected. At the time of annuitization, the premium tax payable will be charged against the Contract Value.

                                    PART C

                               OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a)  Financial Statements:


     (1) Financial Statements included in Part A of the Registration Statement:
         (To be filed by amendment)

         Condensed Financial Information

         Kemper Investors Life Insurance Company and Subsidiaries

         Kemper Investors Life Insurance Company and Subsidiaries Consolidated Balance Sheets, as of September 30, 2000 (unaudited) and December 31, 1999

         Kemper Investors Life Insurance Company and Subsidiaries Consolidated Statements of Operations, for the nine month periods ended September 30, 2000 (unaudited) and 1999

         Kemper Investors Life Insurance Company and Subsidiaries Consolidated Statements of Comprehensive Income (Loss), for the nine month periods ended September 30, 2000 (unaudited) and 1999

         Kemper Investors Life Insurance Company and Subsidiaries Consolidated Statements of Cash Flows, for the nine month periods ended September 30, 2000 (unaudited) and 1999

         Notes to Consolidated Financial Statements (unaudited)

         Report of Independent Accountants

         Kemper Investors Life Insurance Company and Subsidiaries Consolidated Balance Sheets as of December 31, 1999 and 1998

         Kemper Investors Life Insurance Company and Subsidiaries Consolidated Statement of Operations, years ended December 31, 1999, 1998 and 1997

         Kemper Investors Life Insurance Company and Subsidiaries Consolidated Statements of Comprehensive Income, years ended December 31, 1999, 1998 and 1997

         Kemper Investors Life Insurance Company and Subsidiaries Consolidated Statement of Stockholder's Equity, years ended December 31, 1999, 1998 and 1997

         Kemper Investors Life Insurance Company and Subsidiaries Consolidated Statement of Cash Flows, years ended December 31, 1999, 1998 and 1997

         Notes to Consolidated Financial Statements

     (2) Financial Statements included in Part B of the Registration Statement:
         (To be filed by amendment)

         KILICO Variable Annuity Separate Account

         Statements of Assets and Liabilities and Contract Owners' Equity as of December 31, 2000 (unaudited)

         Statements of Operations for the year ended December 31, 2000
         (unaudited)

         Statements of Changes in Contract Owners' Equity for the years ended December 31, 2000 (unaudited) and 1999

         Notes to Financial Statements (unaudited)

         Report of Independent Accountants

         Statements of Assets and Liabilities and Contract Owners' Equity as of December 31, 1999

         Statements of Operations for the year ended December 31, 1999

         Statements of Changes in Contract Owners' Equity for the years ended December 31, 1999 and 1998

         Notes to Financial Statements

(b)  Exhibits:


          (3)1.1 A copy of resolution of the Board of Directors of Kemper Investors Life Insurance Company dated September 13, 1977.
          (3)1.2 A copy of Record of Action of Kemper Investors Life Insurance Company dated April 15, 1983.
           2.          Not Applicable.
          (2)3.1 Distribution Agreement between Investors Brokerage Services, Inc. and KILICO.
          (1)3.2 Addendum to Kemper Financial Services, Inc. Selling Group Agreement.
           4.1         Form of Group Flexible Premium Modified Guaranteed, Fixed
                       and Variable Deferred Annuity Certificate.
           4.2         Form of Individual Flexible Premium Modified Guaranteed,
                       Fixed and Variable Deferred Annuity Contract.
           4.3         Form of Group Flexible Premium Modified Guaranteed, Fixed
                       and Variable Deferred Annuity Master Policy.
           4.4         Form of Individual Retirement Annuity Supplemental Rider.
           4.5 Form of SIMPLE IRA - Individual Retirement Annuity Supplemental Rider.
           4.6 Form of Amendment to Contract to Qualify a Roth Individual Retirement Annuity.
           4.7         Form of 457 Deferred Compensation Rider.
           4.8         Form of Qualified Plan Rider.
           5.1         Form of Group Master Application.
           5.2         Form of Variable Annuity Application.
          (2)6.1 Kemper Investors Life Insurance Company Articles of Incorporation.
          (4)6.2       Kemper Investors Life Insurance Company Bylaws.
           7.          Not Applicable.
          (7)8.1 Fund Participation Agreement among KILICO, Kemper Investors Fund (now known as Kemper Variable Series), Zurich Kemper Investments, Inc. and Kemper Distributors, Inc.
         (6)8.2(a) Participation Agreement between KILICO and Scudder Variable Life Investment Fund.
         (6)8.2(b) Participating Contract and Policy Agreement between KILICO and Scudder Kemper Investments, Inc. (now known as Zurich Scudder Investments, Inc.).
         (6)8.2(c) Indemnification Agreement between KILICO and Scudder Kemper Investments, Inc. (now known as Zurich Scudder Investments, Inc.).
         (5)8.3(a) Fund Participation Agreement by and among The Alger American Fund, KILICO and Fred Alger & Company, Incorporated.
         (5)8.3(b) Service Agreement between Fred Alger Management, Inc. and KILICO (redacted).
         (8)8.4(a) Fund Participation Agreement among KILICO, Fidelity Variable Insurance Products Fund and Fidelity Distributors Corporation.
         (9)8.4(b) Third Amendment to Fund Participation Agreement among KILICO, Fidelity Variable Insurance Products Fund and Fidelity Distributors Corporation.
         (8)8.4(c) Fund Participation Agreement among KILICO, Fidelity Variable Insurance Products Fund II and Fidelity Distributors Corporation.
         (10)8.4(d) Amendment to Fund Participation Agreement among KILICO, Fidelity Variable Insurance Products Fund II and Fidelity Distributors Corporation.
         (11)8.5(a) Fund Participation Agreement among KILICO, Janus Aspen Series and Janus Capital Corporation.
         (12)8.5(b) Service Agreement between KILICO and Janus Capital Corporation.
         (15)8.6 Fund Participation Agreement by and between KILICO and American Century Investment Management, Inc.
         (16)8.7 Fund Participation Agreement between KILICO and J.P. Morgan Series Trust II.
         (7)8.8(a) Participation Agreement By and Among KILICO and Warburg, Pincus Trust and Credit Suisse Asset Management, LLC (successor to Warburg Pincus Asset Management, Inc.) and Credit Suisse Asset Management Securities, Inc. (f/k/a Counsellors Securities Inc.).
         (14)8.8(b) Service Agreement between Credit Suisse Asset Management, LLC (successor to Warburg Pincus Asset Management, Inc.) and Federal Kemper Life Assurance Company and KILICO.
         (17)8.8(c) Restatement of Participation Agreement among Counsellors Securities Inc., Warburg Pincus Asset Management, Inc. and/or the Warburg Pincus Funds and KILICO.
         (13)8.9(a) Fund Participation Agreement between KILICO and The Dreyfus Socially Responsible Growth Fund, Inc.
         (5)8.9(b) November 1, 1999 Amendment to Fund Participation Agreement between KILICO and The Dreyfus Socially Responsible Growth Fund, Inc.
         (5)8.9(c) Administrative Services Agreement by and between The Dreyfus Corporation and KILICO (redacted).
         (5)8.9(d) November 1, 1999 Amendment to Administrative Services Agreement by and between The Dreyfus Corporation and KILICO (redacted).
           9.          Opinion and Consent of Counsel.
          10. Consents of PricewaterhouseCoopers LLP, Independent Accountants. (To be filed by amendment.)
          11.          Not Applicable.
          12.          Not Applicable.
          13. Schedules for Computation of Performance Information. (To be filed by amendment.)
          14.          Organizational Chart.

        (18)16.1 Schedule III: Supplementary Insurance Information (years ended December 31, 1999 and 1998).
        (18)16.2      Schedule IV: Reinsurance (year ended December 31, 1999).
        (19)16.3      Schedule IV: Reinsurance (year ended December 31, 1998).
         (6)16.4      Schedule IV: Reinsurance (year ended December 31, 1997).
        (18)16.5      Schedule V: Valuation and qualifying accounts (year ended
                      December 31, 1999).
        (19)16.6 Schedule V: Valuation and qualifying accounts (year ended December 31, 1998).
         (6)16.7 Schedule V: Valuation and qualifying accounts (year ended December 31, 1997).

___________

    (1) Incorporated herein by reference to Exhibits filed with Amendment No. 22 to the Registration Statement on Form N-4 for KILICO Variable Annuity Separate Account (File No. 2-72671) filed on or about April 27, 1995.

    (2) Incorporated herein by reference to Exhibits filed with the Registration Statement on Form S-1 for KILICO (File No. 333-02491) filed on or about April 12, 1996.

    (3) Incorporated herein by reference to Exhibits filed with the Registration Statement on Form N-4 for KILICO (File No. 333-22375) filed on or about February 26, 1997.

    (4) Incorporated herein by reference to Amendment No. 2 to the Registration Statement on Form S-1 for KILICO (File No. 333-02491) filed on or about April 23, 1997.

    (5) Incorporated herein by reference to Amendment No. 6 to the Registration Statement on Form S-1 (File No. 333-22389) filed on or about April 17, 2000.

    (6) Incorporated herein by reference to Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-22389) filed on or about April 20, 1999.

    (7) Incorporated herein by reference to Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-22389) filed on or about April 8, 1998.

    (8) Incorporated herein by reference to Post-Effective Amendment No. 24 to the Registration Statement on Form N-4 (File No. 2-72671) filed on or about April 26, 1996.

    (9) Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6 (File No. 333-88845) filed on or about December 29, 1999.

    (10) Incorporated herein by reference to Post-Effective Amendment No. 6 to the Registration Statement on Form S-6 (File No. 33-65399) filed on or about April 23, 1999.

    (11) Incorporated herein by reference to Post-Effective Amendment No. 23 to the Registration Statement on Form N-4 (File No. 2-72671) filed on or about September 14, 1995.

    (12) Incorporated herein by reference to Post-Effective Amendment No. 25 to the Registration Statement on Form N-4 (File No. 2-72671) filed on or about April 28, 1997.

    (13) Incorporated herein by reference to Post-Effective Amendment No. 28 to the Registration Statement on Form N-4 (File No. 2-72671) filed on or about April 28, 1999.

    (14) Incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form S-6 (File No. 33-79808) filed on or about April 30, 1997.

    (15) Incorporated herein by reference to the Initial Registration Statement on Form S-1 (File No. 333-32840) filed on or about March 20, 2000.

    (16) Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on Form N-4 (File No. 2-72671) filed on or about April 26, 2000.

    (17) Incorporated herein by reference to Post-Effective Amendment No. 6 to the Registration Statement on Form N-4 (File No. 333-22375) filed on or about September 14, 1999.

    (18) Incorporated herein by reference to Form 10-K for Kemper Investors Life Insurance Company for fiscal year ended December 31, 1999 filed on or about March 29, 2000.

    (19) Incorporated herein by reference to Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-02491) filed on or about April 20, 1999.

Item 25. Directors and Officers of Kemper Investors Life Insurance Company

         The directors and officers of KILICO are listed below together with their current positions. The address of each officer and director is 1 Kemper Drive, Long Grove, Illinois 60049.


                                               Office with KILICO
                                    --------------------------------------------

                 Name

         Gale K. Caruso.........    President, Chief Executive Officer and
                                    Director
         Frederick L. Blackmon..    Executive Vice President and Chief Financial
                                    Officer
         Edward L. Robbins......    Executive Vice President and Chief Actuary
         James E. Hohmann.......    Executive Vice President and Director
         William H. Bolinder....    Chairman of the Board and Director
         David A. Bowers........    Director
         Gunther Gose...........    Director
         Eliane C. Frye.........    Executive Vice President and Director
         Debra P. Rezabek.......    Executive Vice President, General Counsel
                                    and Corporate Secretary
         James C. Harkensee.....    Executive Vice President
         Edward K. Loughridge...    Executive Vice President and Corporate
                                    Development Officer
         George Vlaisavljevich..    Executive Vice President
         Russell M. Bostick.....    Executive Vice President and Chief
                                    Information Officer
         Ivor K. H. Tham........    Executive Vice President


Item 26. Persons Controlled by or Under Common Control with the Insurance Company or Registrant

        See Exhibit 14 for organizational charts of persons under common control with Kemper Investors Life Insurance Company.

        Investors Brokerage Services, Inc. and Investors Brokerage Services Insurance Agency, Inc., Delaware corporations, are wholly owned subsidiaries of KILICO.

Item 27. Number of Contract Owners

        Not applicable because as of the date of this initial registration, no Contracts have been sold.

Item 28. Indemnification

        To the extent permitted by law of the State of Illinois and subject to all applicable requirements thereof, Article VI of the By-Laws of Kemper Investors Life Insurance Company ("KILICO") provides for the indemnification of any person against all expenses (including attorneys fees), judgments, fines, amounts paid in settlement and other costs actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in which he is a party or is threatened to be made a party by reason of his being or having been a director, officer, employee or agent of KILICO, or serving or having served, at the request of KILICO, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or by reason of his holding a fiduciary position in connection with the management or administration of retirement, pension, profit sharing or other benefit plans including, but not limited to, any fiduciary liability under the Employee Retirement Income Security Act of 1974 and any amendment thereof, if he acted in good faith and in a manner he reasonably believed to be in and not opposed to the best interests of KILICO, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that he did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of KILICO, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful. No indemnification shall be made in respect of any claim, issue or matter as to which a director or officer shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the company, unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, employees or agents of KILICO pursuant to the foregoing provisions, or otherwise, KILICO has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by KILICO of expenses incurred or paid by a director, officer, employee or agent of KILICO in the successful defense of any action, suit or proceeding) is asserted by such director, officer, employee or agent of KILICO in connection with variable annuity contracts, KILICO will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by KILICO is against public policy as expressed in that Act and will be governed by the final adjudication of such issue.

Item 29.(a) Principal Underwriter

        Investors Brokerage Services, Inc. acts as principal underwriter for KILICO Variable Annuity Separate Account, KILICO Variable Separate Account, Kemper Investors Life Insurance Company Variable Annuity Account C and FKLA Variable Separate Account.

Item 29.(b) Information Regarding Principal Underwriter, Investors Brokerage Services, Inc.

        The address of each officer is 1 Kemper Drive, Long Grove, IL 60049.

                      Name and Principal          Position and Offices
                      Business Address             with Underwriter
                   ------------------------   ----------------------------
                   Gale K. Caruso..........   Chairman and Director
                   Michael E. Scherrman....   President and Director
                   David S. Jorgensen......   Vice President and Treasurer
                   Thomas K. Walsh.........   Assistant Vice President
                   Debra P. Rezabek........   Secretary
                   Frank J. Julian.........   Assistant Secretary
                   Allen R. Reed...........   Assistant Secretary
                   Eliane C. Frye..........   Director

                   George Vlaisavljevich...   Director

Item 29.(c)

    Inapplicable.

Item 30. Location of Accounts and Records

        Accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained by Kemper Investors Life Insurance Company at its home office at 1 Kemper Drive, Long Grove, Illinois 60049 or at Zurich Scudder Investments, Inc., 222 South Riverside Plaza, Chicago, Illinois 60606-5808.

Item 31. Management Services

    Not Applicable

Item 32. Undertakings and Representations

Item 32. Undertakings and Representations

        a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

        b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

        c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

Representation Regarding Fees and Charges Pursuant to Section 26 of the Investment Company Act of 1940

        Kemper Investors Life Insurance Company ("KILICO") represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by KILICO.

Representation Regarding Contracts Issued to Participants of Tax-Sheltered Annuity Programs

        KILICO, depositor and sponsor of Registrant, KILICO Variable Annuity Separate Account (the "Separate Account"), and Investors Brokerage Services, Inc. ("IBS"), the principal underwriter of the Group Flexible Premium Modified Guaranteed, Fixed and Variable Deferred Annuity Contracts (the "Contracts") issued by Registrant, will issue the Contracts to participants in IRC 403(b) Tax-Sheltered Annuity Programs in reliance upon, and in compliance with, the no-action letter dated November 28, 1988 to American Council of Life Insurance. In connection therewith, KILICO, the Separate Account and IBS represent that they will:

        1. Include appropriate disclosure regarding the restrictions on redemptions imposed by IRC Section 403(b)(11) in each registration statement, including the Prospectus, used in connection with IRC 403(b) Tax-Sheltered Annuity Programs;

        2. Include appropriate disclosure regarding the restrictions on redemptions imposed by IRC Section 403(b)(11) in any sales literature used in connection with the offer of Contracts to 403(b) participants;

        3. Instruct salespeople who solicit participants to purchase Contracts specifically to bring the restrictions on redemption imposed by 403(b)(11) to the attention of potential participants; and

Obtain from each participant who purchases an IRC Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the restrictions on redemption imposed by IRC Section 403(b) and the investment alternatives available under the employer's IRC Section 403(b) arrangement, to which the participant may elect to transfer his or her contract value.

                                  SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, KILICO Variable Annuity Separate Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Long Grove and State of Illinois on the 22nd day of January, 2001.

                          KILICO VARIABLE ANNUITY SEPARATE ACCOUNT
                          (Registrant)
                          By: Kemper Investors Life Insurance Company


                          By:   /s/ GALE K. CARUSO
                              ----------------------------------------------
                               Gale K. Caruso, President and Chief Executive Officer.

                          KEMPER INVESTORS LIFE INSURANCE COMPANY
                          (Depositor)

                          By:   /s/ GALE K. CARUSO
                              ----------------------------------------------
                                Gale K. Caruso, President and Chief Executive
                                Officer

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following directors and principal officers of Kemper Investors Life Insurance Company in the capacities indicated on the 22nd day of January, 2001.


  Signature                                  Title

  /s/ GALE K. CARUSO                         President, Chief Executive Officer
  ------------------                         and Director
  Gale K. Caruso                             (Principal Executive Officer)


  /s/ FREDERICK L. BLACKMON                  Executive Vice President, Chief
  -------------------------                  Financial Officer and Director
  Frederick L. Blackmon                      (Principal Financial Officer and
                                             Principal Accounting Officer)

  /s/ ELIANE C. FRYE                         Director
  ------------------
  Eliane C. Frye


  /s/ JAMES E. HOHMANN                       Director
  --------------------
  James E. Hohmann


  /s/ DEBRA P. REZABEK                       Director
  --------------------
  Debra P. Rezabek

                                 EXHIBIT INDEX

4.1     Form of Group Flexible Premium Modified Guaranteed, Fixed and Variable Deferred Annuity Certificate.
4.2     Form of Individual Flexible Premium Modified Guaranteed, Fixed and Variable Deferred Annuity Contract.
4.3     Form of Group Flexible Premium Modified Guaranteed, Fixed and Variable Deferred Annuity Master Policy.
4.4     Form of Individual Retirement Annuity Supplemental Rider.
4.5     Form of SIMPLE IRA - Individual Retirement Annuity Supplemental Rider.
4.6     Form of Amendment to Contract to Qualify a Roth Individual Retirement Annuity.
4.7     Form of 457 Deferred Compensation Rider.
4.8     Form of Qualified Plan Rider.
5.1     Form of Group Master Application.
5.2     Form of Variable Annuity Application.
9.      Opinion and Consent of Counsel.